As filed with the Securities and Exchange Commission on January 4, 2000

Registration No. 333-89049

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

VARSITYBOOKS.COM INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5900	54-1876848
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2020 K Street, N.W.

6th Floor
Washington, D.C. 20006
(202) 667-3400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Eric J. Kuhn

Chief Executive Officer
VarsityBooks.com Inc.
2020 K Street, N.W.
6th Floor
Washington, D.C. 20006
(202) 667-3400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Andrew M. Tucker, Esq. Shaw Pittman 1676 International Drive McLean, VA 22102 (703) 790-7900	Brent B. Siler, Esq. Hale and Dorr LLP 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 942-8400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [   ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Amount(1)(2)	Amount of Registration Fee(2)

Common Stock, par value $.0001 per share	$75,000,000	$20,850(3)

(1)	Includes shares that the Underwriters have the option to purchase from VarsityBooks.com Inc. solely to cover over-allotments, if any.

(2)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.
(3)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 4, 2000

[VARSITY BOOKS.COM LOGO]

4,075,000 Shares
Common Stock

VarsityBooks.com is offering 4,000,000 shares of its common stock and the selling stockholders are selling an additional 75,000 shares. This is our initial public offering and no public market currently exists for our shares. We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol “VSTY.” We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 8.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to VarsityBooks.com	$	$

Proceeds to Selling Stockholders	$	$

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      VarsityBooks.com has granted the underwriters a 30-day option to purchase up to an additional 611,250 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on             , 2000.

Robertson Stephens

Thomas Weisel Partners LLC

Friedman Billings Ramsey

DLJdirect Inc.

The date of this Prospectus is           , 2000

Summary
Risk Factors
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Related Transactions
Principal and Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Underwriting
Legal Matters
Experts
Where You Can Find Additional Information
Index to Consolidated Financial Statements

INSIDE FRONT COVER PAGE OF PROSPECTUS

Front Inside Cover:

      The upper part of the front inside cover contains two pictures. The top left side of the page contains a large picture of a student sitting on the steps of a school building reading a textbook. The top right half of the page contains a smaller picture that partially overlaps the picture on the left and portrays three students huddled around a computer in a student lounge.

      Centered beneath the two pictures is the VarsityBooks.com logo. The logo is a large, red stylized “V,” marked with an ® to indicate it is a registered mark, followed by our name, “VarsityBooks.com” in black bold type. Beneath our logo and name are two paragraphs of text which read as follows:

VarsityBooks.com is a leading online retailer of new college textbooks and has established a platform for marketing products to the nation’s 15 million college students. Our customer base includes students attending colleges, universities, distance learning programs, and private high schools nationwide. VarsityBooks.com offers a convenient purchasing process and products at reduced prices.

The combination of VarsityBooks.com’s student network of campus representatives, the expertise we are developing in marketing to college students, and our ability to bring together the fragmented college student market enable us to reach the college demographic. VarsityBooks.com is poised to offer an increased number of products and services and provide a marketing channel for other businesses that aim to reach this sought after demographic.

Gatefolds Left & Right:

      The background on which the images are set is a piece of white notebook paper. The VarsityBooks.com logo, a red stylized “V,” marked with an ® to indicate it is a registered mark, and our name are centered across the top of the left and right gatefolds.

      Immediately below the logo centered between the left and right gatefolds is the VarsityBooks.com homepage. The header for the homepage is the VarsityBooks.com logo, in red, followed by the company name.

      The left side of the homepage is divided into four sections. From the top section, visitors can locate their books either by selecting their school, or by searching for specific books. From the next section on the left visitors can search through a variety of book categories. From the bottom two sections on the left, visitors can choose either to compare VarsityBooks.com prices to other sources or to browse the textbooks by subject, respectively.

      Along the right side of the Web page is a column comprised of four boxes. The top box enables the visitor to obtain information on how to apply for VarsityBooks.com scholarships. The second box, entitled “GET a job” allows students to browse various job and study abroad listings. From the next to last box in the right column, visitors can obtain information on VarsityBooks.com’s upcoming free e-mail account program. The last box in the right column provides students with information about additional products and services offered through the Web site.

      The left gatefold contains a section entitled “OurSchools.” Beneath the title appears the following text:

VarsityBooks.com collects and posts course booklist information for more than 300 colleges and universities nationwide, allowing students who attend a school for which we post booklists to conveniently access course booklist information directly from VarsityBooks.com’s Web site. Students who do not attend a school for which we post booklists can still access and purchase their books quickly by using the VarsityBooks.com search engine.

      Beneath the text, appears a screen from the VarsityBooks.com Web site. The Web page banner consists of the VarsityBooks.com logo, a red stylized “V,” marked with an ® to indicate it is a registered mark, and our name. The Web page contains a sample list of schools from which visitors may obtain their schools’ booklists.

      Spread across the bottom of the left and right gatefolds is information about campus representatives. The campus representatives item begins on the left with a paragraph entitled “OurReps.” The paragraph reads as follows:

Who knows a campus better than the students themselves? VarsityBooks.com has a carefully selected and trained network of campus student representatives promoting the company’s brand and product, enabling VarsityBooks.com to customize its marketing approach to the particular dynamics of each campus and reach students on a peer-to-peer basis.

      To the right of the text are three overlapping pictures. The first picture on the left is of a student representative marketing to other students. The center picture is a group photograph of the student representatives. The third picture, appearing to the right of these photos, portrays two VarsityBooks.com employees training student representatives on marketing skills.

      On the right gatefold is a paragraph describing the VarsityBooks.com partnership program. The paragraph entitled “Our Partners,” reads as follows:

The VarsityBooks.com Partnership Program provides schools nationwide with an answer to the inefficiencies associated with educational institutions independently running their bookstore. Through this program, VarsityBooks.com is endorsed as the exclusive new textbook retailer at its partnership schools.

      Above this paragraph, a VarsityBooks.com Web page appears from which the visitor may choose to shop for a particular partnership school’s books, to verify payment options or to obtain more information about ordering books from VarsityBooks.com.

Back Inside Cover:

      The back cover is a photograph of four students on a picnic table. Three students are seated at the table watching the fourth student, who is standing on top of the table with his arms extended.

Back Cover:

      The back inside cover contains the VarsityBooks.com logo, a stylized red “V,” marked with an ® to indicate it is a registered mark, followed by our name in large, black print.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Until           , 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and the financial statements, before making an investment decision.

Our Company

      We are a leading online retailer of new college textbooks and have established a platform for marketing products and services to the nation’s 15 million college students. We have sold textbooks to students at over 2,400 colleges and universities in each of the 50 states. According to MediaMetrix, www.varsitybooks.com had over 645,000 unique visits in August 1999 and over 450,000 unique visits in September, which made us the most visited college-oriented Web site for two consecutive months during the back-to-school season. Using the Internet, we are able to provide our customers with a convenient purchasing process and reduced prices. Our carefully selected and trained network of approximately 1,675 campus student representatives promotes our brand and products, enabling us to customize our marketing to the particular dynamics of each campus and reach students on a peer-to-peer basis. We plan to use this network of student representatives and our student-focused Web site to increase the number of products and services we offer and provide a marketing opportunity for other businesses.

      The college student market is large and growing. Excluding tuition and room and board, according to Student Monitor, L.L.C., college students spent over $105 billion in 1998 on products and services. Of this amount, the purchase of new textbooks represents most students’ single largest school-related expenditure. While textbooks are required, purchasing them through traditional retailers tends to be inconvenient and expensive. Based on statistics published by the National Association of College Stores, new textbook sales were over $5 billion in 1998.

      Online commerce provides a new opportunity to better serve and more efficiently reach the college student market. According to Student Monitor, 95% of college students used the Internet during the spring 1999 semester and these students are increasingly purchasing products and services online. Their significant spending power, coupled with the belief that students are still forming their brand loyalties, makes college students an attractive market to businesses and advertisers. However, due to the limitations in reaching college students through traditional methods, few businesses have succeeded in effectively marketing to them in a convenient and cost-effective manner.

      We believe there is a significant market opportunity for an online retailer that offers students an enhanced shopping experience by providing textbooks and other student-oriented goods and services with a focus on cost-savings, convenience and customer service. We believe an opportunity exists to more effectively and efficiently reach college students by using our peer-to-peer marketing technique, which overcomes many of the difficulties in targeting this market.

      Our goal is to become the leading online retailer and the most effective marketing channel to college students. We are pursuing the following strategies:

•	Aggressively Build Our Brand. We intend to establish VarsityBooks.com as the leading college-oriented brand and to continue to differentiate ourselves based on the reliability, quality and cost-savings of our products and services.

•	Leverage and Grow Our Network of Student Representatives. We intend to use our network of campus student representatives to expand awareness of our current product offering, to introduce our new products and services and provide marketing services for other businesses.

•	Add Booklist Schools. We intend to increase our customer base by expanding the number of schools for which we post the prescribed reading lists for classes, or booklists.

•	Extend the Breadth and Depth of Our Offerings. We intend to capitalize on our brand recognition, college marketing experience and extensive customer base to offer additional products and services geared to students’ needs and interests, such as entertainment products, apparel and school supplies. In January 2000, we launched our job and career center and will soon begin to award scholarships and offer free e-mail services targeted toward college students.

•	Capitalize on Our Growing Customer Database. We intend to capitalize on our growing customer database to provide targeted product, service and promotional offerings by us as well as other businesses.

•	Add Partnership Schools. We intend to expand our partnership program, through which we act as the exclusive new textbook supplier for traditional four-year and community colleges, private high schools that require students to purchase their textbooks, distance learning programs and continuing and professional education programs.

Recent Developments

      On December 22, 1999, we entered into a three-year interactive marketing agreement with ICQ, Inc., a subsidiary of America Online, Inc., or AOL. Pursuant to the agreement, we will be the exclusive college-targeted commerce partner on the ICQ instant messaging service as well as its Web site, www.icq.com . In addition, other than ICQ itself, we will be the exclusive targeted advertiser and marketer of the ICQ service and ICQ.com on U.S. college campuses. The term of our exclusive relationship expires on December 31, 2000. During the exclusive period of our relationship, ICQ may not enter into an agreement with another college-targeted commerce partner and may not accept noncommerce-related college-targeted content from our specified competitors.

      Pursuant to the interactive marketing agreement, we have agreed to pay ICQ an aggregate of $9.0 million in installments over the next three years. In addition, we have granted AOL a warrant to purchase up to 494,371 shares of common stock, which represents 3% of our aggregate common stock outstanding and reserved for issuance as of the completion of this offering, at a price equal to the initial public offering price in this offering, including an additional 1,125 warrants we anticipate issuing at the time we enter into a definitive agreement with Imperial Bank. 164,791 shares will be currently vested with the remaining 329,580 shares vesting over three years depending on the number of click throughs delivered by ICQ during that period.

Our Address

      Our principal executive offices are located at 2020 K Street N.W., 6th Floor, Washington, D.C. 20006 and our telephone number is (202) 667-3400. Our Web site is located at www.varsitybooks.com. We do not intend the information contained on our Web site to be incorporated into this prospectus.

      Except as otherwise indicated, information in this prospectus is based on the following assumptions:

•	The conversion of all outstanding shares of convertible preferred stock into 8,966,879 shares of common stock immediately prior to the closing of this offering.

•	A one for two reverse stock split of our common stock immediately prior to the effectiveness of this offering.

•	No exercise of the underwriters’ over-allotment option.

The Offering

Common stock offered by us	4,000,000 shares

Common stock offered by selling stockholders	75,000 shares

Common stock outstanding after offering	15,610,158 shares

Use of proceeds	We will use the net proceeds from this offering for repayment of debt and for working capital and general corporate purposes, including increasing our marketing and sales efforts, enhancing our information technology, increasing our booklist operations staff, introducing new products and services, and acquiring complementary technology, businesses or intellectual property rights.

Proposed Nasdaq National Market symbol	VSTY

      The number of shares to be outstanding after the offering is based on shares outstanding as of December 31, 1999 and excludes shares that may be issued upon exercise of the following options and warrants:

•	1,911,843 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plan at a weighted average exercise price of $5.44 per share and 1,964,175 additional shares of common stock reserved for issuance under this plan;

•	455,350 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.41 per share;

•	493,246 shares of common stock issuable upon the exercise of the warrant granted to AOL at an exercise price equal to the initial public offering price; and

•	500,000 shares reserved for future issuances under our employee stock purchase plan.

Summary Consolidated Financial Data

      Below is our summary historical consolidated financial data. We derived the consolidated statement of operations and consolidated balance sheet data from our audited and unaudited consolidated financial statements. You should read this summary data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

The as adjusted balance sheet data gives effect to:

•	The conversion of all our outstanding Series A, Series B and Series C preferred stock into 8,966,879 shares of common stock upon consummation of this offering; and

•	The receipt of the net proceeds from the sale of 4,000,000 shares of common stock by us in the offering, assuming an initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

		Nine Months Ended
		September 30,
	Year Ended
	December 31, 1998	1998	1999

	(in thousands, except share and per share data)

Statement of Operations Data

Net sales	$132	$96	$8,866

Operating expenses	2,825	1,428	28,179

Loss from operations	(2,693)	(1,332)	(19,313)

Other income (expense), net	4	6	156

Net loss	(2,689)	(1,326)	(19,157)

Preferred stock dividends	—	—	682

Net loss applicable to common stockholders	(2,689)	(1,326)	(19,839)

Net loss per share:

Basic and diluted	$(1.53)	$(0.80)	$(9.40)

Pro forma basic and diluted	$(1.27)		$(2.99)

Shares used in computation of basic and diluted loss per share	1,755,536	1,660,714	2,111,621

Shares used in computation of pro forma basic and diluted loss per share	2,125,397		6,411,494

	As of September 30, 1999

	Actual	As Adjusted

Balance Sheet Data

Cash and cash equivalents	$28,630	$75,964

Working capital	20,809	68,143

Total assets	31,465	78,799

Total stockholders’ equity	22,063	69,397

RISK FACTORS

      Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks occur, our business could be materially harmed. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We have a limited operating history upon which to evaluate an investment in our Company.

      We were founded in December 1997 and began selling textbooks on our Web site in August 1998. Due to the college calendar and the seasonality of textbook sales, our peak selling periods are currently in August/ September and January/ February, when new semesters begin and students purchase textbooks. Accordingly, not only do we have a limited operating history upon which to evaluate an investment in our company, but only six of the sixteen months since we began generating revenues have been months in which college students usually buy textbooks. As a new company, we face risks and uncertainties relating to our ability to successfully implement our strategy. You must consider the risks and uncertainties that an early stage company like ours faces. If we are unsuccessful in addressing these risks and uncertainties or are unable to execute our strategy, our business would be harmed.

We have not been profitable, have generated negative cash flows and we expect our losses and negative cash flows to continue.

      We have never been profitable. We base current and future expense levels on our operating plans and our estimates of future revenues. If our revenues do not materialize or grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve profitability or positive cash flows. For the year ended December 31, 1998, we incurred a loss from operations of approximately $2.7 million and had negative cash flows from operations of approximately $1.2 million. For the nine months ended September 30, 1999, we incurred a loss from operations of approximately $19.3 million and had negative cash flows from operations of approximately $10.2 million. As of September 30, 1999, we had an accumulated deficit of approximately $21.8 million. We expect to continue to lose money and generate negative cash flows from operations in the foreseeable future because we anticipate incurring significant expenses in connection with building our brand, improving our services and increasing our product offerings. We may find it necessary to accelerate expenditures relating to our marketing and sales efforts, or otherwise to increase our financial commitment to creating and maintaining brand awareness among college students, particularly during and immediately prior to our peak seasons. In addition, we may find it necessary to accelerate expenditures to further develop our Web site and information technology. If we accelerate these expenditures and our revenues do not increase proportionately, our rate of losses and negative cash flows would increase.

Our business and revenue model is unproven.

      Our ability to generate significant revenues and profits from the sale of textbooks and other products and services we may offer in the future is uncertain. To be successful, we must attract and retain a significant number of customers to our Web site at a reasonable cost. Any significant shortfall in the expected number of purchases occurring through our Web site will negatively affect our financial results by increasing or prolonging operating losses and negative cash flows. Conversion of customers from traditional shopping methods to electronic shopping may not occur as rapidly as we expect, if at all. Therefore, we may not achieve the customer traffic we believe is necessary to become successful. Specific factors which could prevent widespread customer acceptance of our business and our ability to increase revenues include:

•	lack of consumer awareness of our online presence;

•	pricing that does not meet consumer expectations;

•	consumer concerns about the security of online transactions;

•	shipping charges, which do not apply to shopping at traditional retail stores and are not always charged by some of our online competitors;

•	delivery time associated with online orders, as compared to the immediate receipt of products at traditional retail stores;

•	product damage from shipping or shipments of the wrong products, which may result in a failure to establish trust in purchasing our products online;

•	delays in responses to consumer inquiries or in deliveries to consumers; and

•	difficulty in returning or exchanging orders.

      We rely on our student representatives as a marketing channel for www.varsitybooks.com. The employment of these representatives increases our expenses, which will make it more difficult for us to achieve profitability and positive cash flows. In addition, our ability to generate revenues through the sale of online advertising and the use of our network of student representatives by other businesses to market their goods and services will depend, in part, on our ability to reach students with demographic characteristics attractive to advertisers and other businesses. Although we do not currently derive a substantial portion of our revenue from Internet advertising or from allowing other businesses to reach the college market through our network of student representatives, our business model depends in part on increasing the amount of such revenue.

You should not rely on our quarterly operating results as an indication of our future results because they are subject to significant fluctuations.

      Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. We expect to experience seasonality in our business related to the college calendar and the corresponding demand for textbooks and educational materials. Sales in the textbook industry traditionally are significantly higher in the first and third calendar quarters of each year compared with the second and fourth calendar quarters. A part of our strategy is to offer additional products and services through our Web site. We cannot be sure that we will be able to generate significant sales of any product other than new textbooks or generate revenues from additional services or that such sales or revenues will not occur with textbook sales or in their own seasonal pattern and, as a result, we may continue to experience such fluctuations in operating results. Fluctuations in our quarterly operating results could cause our stock price to decline. You should not rely on sequential quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

•	seasonal trends in the textbook industry and in the buying habits of college students;

•	our ability to manage or influence inventory and fulfillment operations;

•	the level of merchandise returns we experience;

•	our ability to attract new customers, retain existing customers and maintain customer satisfaction;

•	introduction of new products and services or enhancements, or a change in pricing policies, by us or our competitors, or a change in pricing policy by our sole fulfillment source;

•	changes in the amount and timing of expenditures related to marketing, booklist operations, information technology and other operating expenses to support future growth;

•	technical difficulties or system downtime affecting the Internet generally or the operation of our Web site specifically;

•	increasing consumer acceptance and use of the Internet and other online services for the purchase of consumer products;

•	potential acquisitions or strategic alliances either by us or our competitors; and

•	general economic conditions and economic conditions specific to the Internet, online commerce and the book industry.

      As a result of the seasonal fluctuations and because the online sale of college textbooks and online selling in general is new and it is difficult to predict consumer demand, it is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In that event, it is likely that the price of our stock would decline.

We rely on one supplier to meet our fulfillment demands.

      We depend on Baker & Taylor, Inc. as our current sole supplier of the textbooks we offer. Our relationship with Baker & Taylor is critical to our success. If we were unable to rely on them for inventory maintenance and shipping services, our business would be materially harmed.

      We do not warehouse any of our own inventory, so we rely on Baker & Taylor to maintain an adequate inventory and rapidly fill our customers’ orders. We are able to sell textbooks at reduced prices in part because we do not maintain our own inventory. Prices we pay for promotional, customer service and database management services and credits that we receive from Baker & Taylor are currently based on volume and average cost requirements. Failure to meet these benchmarks could increase our costs. If they do not maintain sufficient inventory, or if they are unable to deliver the specific books our customers order or deliver these books in a timely fashion, we would not be able to meet our obligations to our customers, our revenues would decrease and we would likely experience a reduction in the value of our brand. Baker & Taylor fills orders for a number of textbook retailers. Baker & Taylor has advised us that it fills all the orders it receives on a first-come, first-served basis without providing preferential treatment for us or any of our competitors. If other Baker & Taylor customer orders depleted Baker & Taylor’s inventory, and Baker & Taylor was unable to quickly replenish its inventory, our orders would not be processed or filled in a timely manner. If our relationship with Baker & Taylor is disrupted or does not continue for any reason and we are unable to establish a comparable vendor relationship or open our own warehouse before the Baker & Taylor relationship discontinues, we would not be able to fulfill our customers’ orders. We cannot be certain that we would be able to establish new vendor relationships to ensure acquisition and distribution of textbooks in a timely and efficient manner or on acceptable commercial terms. In such event, we may determine that we need to maintain inventory, establish warehouse facilities and provide distribution services, which would require us to change our business model. In addition, approximately 33% of the books we purchased from Baker & Taylor in 1998 were supplied by a single publisher. If Baker & Taylor’s relationship with this publisher is disrupted or discontinued, our business would be harmed.

      We benefit from the shipping discounts offered to Baker & Taylor by United Parcel Service and we rely on UPS and other third party carriers for all shipments to and from Baker & Taylor. If Baker & Taylor’s relationship with UPS is discontinued or disrupted for any reason, we cannot be certain we would be able to affordably obtain comparable delivery services and might not be able to deliver textbooks to our customers within our goal of three business days. In addition, because we rely on third party carriers to ship products to and from the single Baker & Taylor warehouse that our fulfillment is currently conducted from, we are subject to the risks, including employee strikes and inclement weather, that may prevent such third parties from meeting our fulfillment and delivery needs. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation, our brand and our business.

We will be required to record significant expense because of targets set forth in our agreements with third parties.

      In December 1999, we granted AOL a warrant to purchase 493,246 shares of our common stock with an exercise price equal to the initial public offering price in this offering. Of these shares, 164,416 are immediately exercisable and the remaining 328,830 shares vest over the next three years based on ICQ’s performance under our interactive marketing agreement. We believe that ICQ will be able to meet the criteria needed to allow AOL to exercise the warrant. As a result, we will begin to record an expense for this warrant from the date of issuance. Initially, we will record an expense during the quarter ended December 31, 1999 equal to $1.6 million, which was the fair value of the vested portion of the warrant on the date of issuance.

      Going forward, during the period of time that this warrant is outstanding, the fair value of the unvested portion of the warrant will be remeasured each quarter and, if different from the fair value used in determining the expense in the prior quarter, the difference will be reflected as an additional charge or credit at that time. Accordingly, the higher our stock price is at the time of remeasurement, the more significant will be the expense we will be required to record. If we are required to record significant expense, our results of operations for that period could fall below the expectations of our investors or public market analysts, which could cause the price of our common stock to fall substantially. At the time any portion of the warrant vests, the fair value of the vested portion will be remeasured for a final time and will not continue to be remeasured in subsequent periods.

      In April 1999, we entered into an agreement with Campus Pipeline under which a warrant to purchase 25,000 shares of our common stock with an exercise price of $6.00 per share was issued which will be exercisable upon the achievement of contractual revenues of $30.0 million on or before December 31, 2000, with an additional warrant for 50,000 shares of our common stock with an exercise price of $6.00 per share which will be exercisable if contractual revenues equal or exceed $80.0 million on or before July 31, 2001. Since the exercisability of these warrants is based on the achievement of uncertain future revenue targets, we have not recorded any expense for these warrants. If and when it becomes probable that our contractual revenues will reach the necessary level for either of the warrants we issued to Campus Pipeline to vest, we would begin to record an expense in the manner described above.

Our management will have broad discretion over the use of the net proceeds to us and you may not agree with how they choose to utilize those funds.

      We have no current specific plans for the use of the net proceeds to us from this offering except to repay a debt we anticipate incurring in January 2000. We intend generally to use the net proceeds to us from this offering for repayment of debt and for working capital and general corporate purposes, including sales and marketing activities, information technology, booklist operations, development of new product and service offerings and acquisitions. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the market response to the introduction of any new product or service offerings. Depending on future developments and circumstances, we may use some of the proceeds for uses other than those described above. Our management will therefore have significant flexibility in applying the net proceeds of this offering. If the net proceeds are not used in a manner beneficial to us, our business could be harmed.

Failure to cost-effectively develop awareness of our brand name could harm our future success.

      We believe that continuing to build awareness of the “VarsityBooks.com” brand name is critical to achieving widespread acceptance of our business. We believe brand recognition could become more important as competition in the online textbook market increases. If we fail to successfully promote and maintain our brand, incur significant expenses in promoting our brand or fail to generate a corresponding increase in revenue as a result of our branding efforts, our business could be harmed. To maintain and build our brand awareness, we must succeed in our brand marketing efforts, provide high-quality services to our customers and increase user traffic on our Web site. These efforts have required, and will continue to require, significant expenses. From January 1, 1998 to December 31, 1998, we incurred approximately $589,000 in marketing and sales expenses. From January 1, 1999 to September 30, 1999, we incurred approximately $13.4 million in marketing and sales expenses. We may find it necessary to increase expenditures relating to our marketing and sales efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among potential customers.

We depend on our network of student representatives to generate awareness of our brand.

      We depend on our network of campus student representatives to create awareness of our brand and to drive traffic to our Web site. Our student representatives are generally not experienced marketing people and we anticipate turnover due to graduation and normal attrition. We cannot be certain that we will continue to be able to attract, train and retain qualified student representatives. Our sales at any institution may fluctuate from year-to-year based on the efforts of our student representatives on their particular campus. If our student representatives are unable to generate interest on their campuses, our sales at those institutions will likely neither materialize nor increase. Our student representatives at each campus must comply with the specific rules governing marketing on their individual campus. It is possible that these rules will restrict their ability to market our products and services or those of other businesses or that these rules will become more strict and thereby limit our marketing opportunities.

We face significant competition, and that competition may increase substantially because of the low barriers to market entry.

      The online commerce market, and in particular, the market for online textbook sales, is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. We currently compete with a variety of other companies in the sale of textbooks, and if we are able to add other product or service offerings we will have additional competition in those markets. Our current and potential competition includes the following categories of companies:

•	traditional new textbook retailers, such as campus bookstores;

•	traditional used college textbook retailers, some of which have or are expected to begin online selling;

•	Internet-based textbook retailers such as bigwords.com, ecampus.com (affiliated with Wallace’s Bookstores, Inc.), efollett.com (affiliated with The Follett Corporation) and textbooks.com (affiliated with Barnes & Noble College Bookstores, Inc.),

•	Internet-based general booksellers such as Amazon.com, barnesandnoble.com and Borders.com;

•	general purpose consumer online services such as America Online and Microsoft Network, each of which provides access to college student-related content and services;

•	vendors of information, merchandise, products and services to college students distributed through other means, including retail stores, direct mail and on campus; and

•	Web sites targeted to students generally or to students of a particular school, such as Web sites developed by CollegeClub, CommonPlaces and Student.Net Publishing.

      We are not able to reliably estimate the number of our direct competitors. Many of our current and potential competitors have longer general retail operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technological, operational and other resources than we do. Some of our competitors may be able to secure textbooks from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing, shipping policies or inventory availability policies and devote substantially more resources to Web site and systems development than we can. As competition increases, we may experience reduced operating margins, loss of market share and a diminished brand franchise. To remain competitive, we may from time to time make pricing, service or marketing decisions or acquisitions that could affect our financial condition and results of operations. It is possible that our supply channel (distributors and, indirectly, publishers) may enter the market and match our pricing through direct retail centers or that either or both our supply channel and traditional college bookstores may enter the online commerce market as our competitors. It is also possible that companies that control access to transactions through network access or Web browsers could promote our competitors or charge us a substantial fee for inclusion. As Internet use becomes increasingly prevalent, it is possible that the full text of books we offer for sale will be available for viewing on the Web or on other electronic devices such as virtual textbooks. If virtual textbooks become a reality and students rely on them in lieu of purchasing hard copies of textbooks, our business may decline.

We are subject to litigation that may force us to change our advertising.

      We have recently been sued by the National Association of College Stores, or N.A.C.S., a trade association whose members are largely college bookstores. The lawsuit claims that we engage in false and misleading advertising. Although the lawsuit does not seek monetary damages, in the event the lawsuit were adversely decided, we may have to change our advertising. Our inability to advertise discounts could harm our business. In addition, to the extent the litigation requires significant attention from management, their attention could be diverted from our operations.

We may not be able to obtain lists of the textbooks required for classes at our target schools.

      We obtain the prescribed reading lists for classes at colleges and universities and post these “booklists” on our Web site to enable customers to easily find the textbooks they will need and, if they choose, order their textbooks before classes start. We may not be able to obtain these booklists in the future or our competitors may obtain and post booklists. If we cannot obtain and post booklists in advance of the start of a semester, or if our competitors are able to do so, we will lose a significant competitive advantage and our business may be harmed.

We depend on several marketing strategies to attract users to our Web site.

      In addition to our student representatives, we rely on a variety of marketing and sales relationships to attract users to our Web site. We obtain and post the booklists for a growing number of college and university courses, enabling us to plan for anticipated demand. We also offer a partnership program, under which we partner with schools to be their exclusive new textbook retailer. In addition, we enter into agreements with other college-oriented Web sites to provide a link from their Web site to ours. We believe that these relationships result in increased traffic to our Web site, and we intend to enter into similar relationships with other entities, which we expect to generate increased traffic to our Web site. Our ability to generate revenues from online commerce may depend on the increased traffic, purchases, advertising and sponsorships that we expect to generate through these and other relationships. There can be no assurance that these relationships will be maintained beyond their initial terms or that additional third-party alliances will be available to us on acceptable terms or at all. Further, several of these entities compete with each other and they may seek a similar relationship with one of our competitors rather than us to differentiate themselves from their competitors. Our inability to enter into new, and to maintain any one or more of our existing, significant marketing alliances could harm our business.

Loss of any of our key management personnel or the inability of our key management personnel to work together effectively or successfully manage our growth could negatively affect our business.

      Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Eric J. Kuhn, our co-founder, Chief Executive Officer, President and Chairman of the Board, and Timothy J. Levy, our co-founder and Executive Vice President, Development. We have entered into agreements with both Mr. Kuhn and Mr. Levy which provide, among other things, that they be compensated in the event they are terminated without cause. We have not entered into similar agreements with any other personnel. Nonetheless, the loss or departure of any of our executive officers or key employees could harm our ability to implement our business plan. We do not maintain key person insurance on any member of our management team. In addition, a number of members of our management team have joined us within the last year. These individuals have not previously worked together and are becoming integrated into our management team. They may not be able to work together effectively or successfully manage our growth, resulting in adverse consequences to our business.

Our business and growth will suffer if we are unable to successfully hire and retain key personnel.

      Our future success depends on our ability to attract, train, motivate and retain highly skilled employees and student representatives. We may be unable to retain our key employees and student representatives or attract, assimilate or retain other highly qualified employees or student representatives in the future. The failure to attract and retain the necessary managerial, marketing, merchandising, operational, customer service, technical, financial or administrative personnel could harm our business. In addition, as we grow and add additional product and service offerings, we anticipate a need to further develop and expand our Web site. Competition for highly skilled and qualified Web site and software developers is intense. We cannot be certain we will be able to attract and retain a sufficient number of qualified software developers or outside consultants for our Web site and transaction-processing systems.

We may not be able to obtain sufficient funds to grow our business and any additional financing may be on terms adverse to your interests.

      We intend to continue to grow our business. We currently anticipate that the net proceeds from this offering, together with available funds, will be sufficient to meet our anticipated needs for the next twelve months. We expect to continue to lose money and generate negative cash flows from operations for the foreseeable future. We may need to raise additional funds in the future to fund more aggressive marketing programs, to increase our booklist operations, to acquire or develop new technology, to increase our staff to meet operational demands, to introduce new products or services or to acquire complementary businesses or services or intellectual property rights. Any required additional financing may be unavailable on terms favorable to us or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and such securities may have rights senior to those of the holders of our common stock. Obtaining additional financing will be subject to a number of factors, including:

•	market and economic conditions;

•	our financial condition and operating performance; and

•	investor sentiment.

      These factors may make the timing, amount, terms and conditions of additional financing unattractive for us. If additional financing is not available when required or is not available on acceptable terms, we may be unable to:

•	fund our expansion;

•	successfully promote our brand name;

•	expand our booklist operations;

•	develop or enhance our products and services;

•	develop or purchase new servers, software and other technology to enable us to process increased transactions and service increased traffic on our Web site;

•	attract and retain the appropriate talent and a sufficient number of employees to handle our increasing operations; and

•	take advantage of business opportunities or respond to competitive pressures.

Our inability to take any of these actions could reduce the value of your investment.

We may not be able to effectively manage our expanding operations.

      We are experiencing a period of rapid growth. To execute our business plan, we must continue to grow significantly. As of January 31, 1999, we had a total of 20 employees and approximately 300 student representatives and, as of December 31, 1999, we had a total of 153 employees and approximately 1,675 student representatives. We expect that we will continue to increase the number of our employees and student representatives for the foreseeable future. This growth has placed, and our anticipated future growth will continue to place, a significant strain on our management, training systems, resources and facilities. Our inability to expand and effectively integrate these areas could cause our expenses to grow and our revenues to increase more slowly than expected or decline and could otherwise harm our business. We expect that we will need to continue to improve our financial and managerial controls and reporting and training systems and procedures. We will also need to continue to expand and maintain close coordination among our marketing and sales, operational, technical, accounting, finance and administrative organizations. We may not succeed with these efforts.

Expanding the breadth and depth of our product or service offerings is expensive and difficult, and we may receive no benefit from our expansions.

      We are expanding our operations by promoting new, complementary products, expanding the breadth and depth of products and services we currently offer and expanding our market presence through relationships with new schools and other third parties. We cannot be certain that our current expansion and any potential expansion would generate sufficient revenues to offset the costs involved. Moreover, we may pursue the acquisition of new or complementary businesses, products or technologies or other intellectual property rights, although we have no present understandings, commitments or agreements with respect to any such acquisitions. Expansion of our products and services will require significant additional expenditures and could strain our management, financial and operational resources. For example, we may need to incur significant marketing expenses, develop relationships with new partners, manufacturers or distributors or comply with new regulations. We cannot be certain we will be able to expand our product and service offerings in a cost-effective or timely manner, and we cannot be certain that any such efforts would receive market acceptance or increase our overall market acceptance. The offering of new products and services that are not favorably received by our customers could damage our reputation and brand name. In addition, we may not be able to offer additional products or services. If we are able to do so, we may not be able to offer these products or services before our competition. For many of these products and services, there are already other traditional and online retailers offering these products and we may not be able to change our customers’ purchasing habits.

We will only be able to execute our business model if use of the Internet and online commerce grows.

      Our business would be adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited for any of the following reasons:

•	the Internet infrastructure may be unable to support increased demand or its performance and reliability may decline as usage grows;

•	the inability of Web sites to provide security and authentication of confidential information contained in transmissions over the Internet;

•	the quality of Internet products and services may not continue to generate user interest;

•	online commerce is at an early stage and buyers may be unwilling to shift their traditional purchasing to online purchasing;

•	increased government regulation or taxation of online commerce, at the state or federal level, may adversely affect the viability of online commerce;

•	insufficient availability of telecommunication services or changes in telecommunication services may result in slower response times; and

•	Web sites may not have the ability to respond to privacy concerns of potential users, including concerns related to the placement by Web sites of information on a user’s hard drive without the user’s knowledge or consent.

If we are unable to adapt as Internet technologies and customer demands continue to evolve, our services and products could become less desirable.

      A key element of our strategy is to generate a high volume of traffic to, and use of, our Web site. Accordingly, the satisfactory performance, reliability and availability of our Web site, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. An unanticipated dramatic increase in the volume of traffic on our Web site or the number of orders placed by our customers may force us to expand and upgrade our technology, transaction-processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our Web site or timely expand and upgrade our systems and infrastructure to accommodate such increases. To be successful, we must adapt to our rapidly changing market by continually enhancing the technologies used in our Internet products and services and introducing new technology to address the changing needs of our business and customers. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or business and customer requirements, our business could be harmed.

As an Internet-based retailer, we depend heavily on our information technology infrastructure and our operations could be jeopardized by any system failure or inadequacy.

      Our operations are dependent on our ability to maintain our computer and communications software and equipment in effective working order and to protect our systems against damage from fire, natural disaster, power loss, communications failure or similar events. In addition, the growth of our customer base may strain or exceed the capacity of our computer and communications systems and lead to degradations in performance or systems failure. Our success, in particular our ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. We use an internally developed system for our Web site, search engine and substantially all aspects of transaction processing, including order management, cash and credit card processing, purchasing, inventory management and shipping.

      Substantially all of our computer and communications hardware and software systems are located at a single facility in Herndon, Virginia. That facility is owned, maintained and serviced by Frontier GlobalCenter, Inc. Although we own and maintain our hardware and software systems, including the software which is central to the sales, ordering and shipping processes, we rely on Frontier GlobalCenter to ensure our computer and communications hardware and software operate efficiently and continuously. We do not presently have fully redundant systems or a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate for losses that may occur. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins, fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. Any damage, failure or delay that causes interruptions in our system operations could have a material adverse effect on our business.

      In addition to our offsite software and hardware related to our Web site, at our headquarters we maintain a local area network, or LAN, which we use for our financial reporting systems, customer service operations, monitoring of our customer orders, e-mails and other internal processes. Any loss of service or other failure of this LAN, regardless of the availability of our Web site, would significantly impair our ability to service our customers and monitor and fulfill customer orders, which could have a material adverse effect on our business.

      The failure of either our Web site or our LAN or any other systems interruptions that results in unavailability of our Web site or reduced order fulfillment performance, especially during our peak sales periods of August/September and January/February, could result in negative publicity or could reduce the volume of goods sold and attractiveness of our Web site and would seriously impair our ability to service our customers’ orders, all of which could negatively affect our revenues. Because our servers are located at a third-party’s facility and because some of the reasons for a systems interruption may be outside of our control, we also may not be able to exercise sufficient control to remedy the problem quickly or at all. Regardless of whether we or a third-party controls or creates system failure, the occurrence of system failure could adversely affect our reputation, seriously harm our business and cause us to lose a significant and disproportionate amount of revenues.

Concerns about security on the Internet may reduce the use of our Web site and impede our growth.

      A significant barrier to confidential communications over the Internet has been the need for security. We rely on SSL encryption technology to prevent the misappropriation of customer credit card data during the transaction process. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, that merchant does not obtain a cardholder’s signature. A failure to adequately control fraudulent credit card transactions could reduce our collections and harm our business. Internet usage could decline if any well-publicized compromise of security occurred. Our site could be particularly affected by any such breach because our online commerce model requires the entry of confidential customer ordering, purchasing and delivery data over the Internet, and we maintain a database of this historical customer information. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a medium for commerce. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in the compromise or breach of the algorithms we use to protect content and transactions on our Web site or proprietary information in our databases. Anyone who is able to circumvent our security measures could misappropriate proprietary, confidential customer or company information or cause interruptions in our operations. We may incur significant costs to protect against the threat of such security breaches or to alleviate problems caused by these breaches.

We could lose revenues and incur significant costs if our systems or material third-party systems are not Year 2000 compliant.

      Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies needed to be upgraded to comply with these “year 2000” requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with year 2000 compliance. There can be no assurance that our computer systems contain all necessary date code changes, or that our computer systems will be compatible with third-party software that may be integrated or used in conjunction with our computer systems. In addition, we cannot be certain our contingency plan will be sufficient to address any year 2000 failures that may arise. The failure of our internal systems could disrupt our business.

      Year 2000 problems could limit or impede our ability to offer products and services and to run our Web site, resulting in lower revenues and reducing the value of your investment. Additionally, we cannot assure you that the computer systems necessary to run and maintain any of the Web sites which direct customers to our online textbook store, or the computer systems of our key supplier, Baker & Taylor, will be year 2000 compliant. If we experience any year 2000 problems, either due to failure of our own systems or those of Baker & Taylor, our affiliates, vendors, consultants or customers, the failure is likely to occur during one of our peak sales periods (January/February 2000), which could harm our business and reputation and cause us to lose a significant and disproportionate amount of revenues.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet which could adversely affect our business.

      To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed. This could delay growth in demand for our network and limit the growth of our revenues. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

•	sales and other taxes;

•	user privacy;

•	pricing controls;

•	characteristics and quality of products and services;

•	consumer protection;

•	libel and defamation;

•	copyright, trademark and patent infringement; and

•	other claims based on the nature and content of Internet materials.

We may be unable to obtain a United States trademark registration for our brand or to protect our other proprietary intellectual property rights.

      If we are unable to secure the rights to use the VarsityBooks.com mark and related derivative marks, a key element of our strategy of promoting “VarsityBooks.com” as our brand could be disrupted and, as a result, the value of your investment could be reduced. To date, we have not been successful in our efforts to secure a federal registration for VarsityBooks.com. Even if we are able to secure federal trademark registration for this mark, federal trademark laws only provide us with limited protection because, for example, we would be unable to prevent the use of an unregistered similar mark by a prior user or to prevent the use of a similar name in our markets or similar mark for products and services we would like to offer.

      The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology and brand name without paying us for them. If this were to occur, our revenues and the value of your investment could be reduced. The steps we have taken to protect our proprietary rights may not be adequate to deter misappropriation of proprietary information. We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive.

Defending against intellectual property infringement claims could be time consuming and expensive and, if we are not successful, could subject us to significant damages and disrupt our business.

      We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number as more participants enter the market. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

As Internet technology and regulation advances, we may not be able to protect our domain names.

      We currently hold various Web domain names relating to our brand, including the “VarsityBooks.com” domain name. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is expected to change in the near future. Such changes in the United States are expected to include a transition from the current system to a system which is controlled by a non-profit corporation and the creation of additional top-level domains. Requirements for holding domain names will also be affected. As a result, there can be no assurance that we will be able to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Any such inability could harm our business.

Some states may impose a new sales tax on our business.

      A 1992 Supreme Court decision confirmed that the commerce clause of the United States Constitution prevents a state from requiring the collection of its sales and use tax by a mail-order company unless such company has a physical presence in the state. However there continues to be uncertainty due to inconsistent application of the Supreme Court decision by state and federal courts. We attempt to conduct our operations consistent with our interpretation of the applicable legal standard, but there can be no assurance that such compliance will not be challenged. In recent challenges, various states have sought to require companies to begin collection of sale and use taxes and/or pay taxes from previous sales. As of the date of this prospectus, we have not received assessments from any state. We currently collect and forward sales tax on all shipments to Illinois and the District of Columbia. The Supreme Court decision also established that Congress has the power to enact legislation which would permit states to require collection of sales and use taxes by mail-order companies. Congress has from time to time considered proposals for such legislation. We anticipate that any legislative change, if adopted, would be applied on a prospective basis. While there is no case law on the issue, we believe that this analysis could also apply to our online business. Recently, several states and local jurisdictions have expressed an interest in taxing e-commerce companies who do not have any contacts with their jurisdictions other than selling products online to customers in such jurisdictions. The Internet Tax Freedom Act imposed a moratorium on new taxes or levies on e-commerce for a three-year period due to expire in October 2001. However, there is a possibility that Congress may not renew this legislation. Any such taxes could have an adverse effect on online commerce, including our business.

After this offering, our executive officers, directors and existing stockholders, whose interests may differ from other stockholders, will have the ability to exercise significant control over us.

      Our executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 44.0% of our outstanding common stock following this offering. These stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors, the approval of significant corporate transactions and the power to prevent or cause a change of control. The interests of these stockholders may differ from the interests of our other stockholders.

Our stock price may experience extreme price and volume fluctuations, and investors in our stock may not be able to resell their shares at or above the offering price.

      Before this offering, there has not been a public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. We cannot predict the extent to which investors’ interest in us will lead to the development of a trading market or how liquid the market might become. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market, but will be negotiated between us and the underwriters. The price of the common stock that will prevail in the market after the offering may be higher or lower than the price you pay. The stock market in general and the market prices of shares in newly public technology companies, particularly those such as ours that offer Internet-based products and services, have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies’ stocks are at or near historical highs and reflect price to earnings ratios substantially above historical levels. We cannot be certain that these trading prices or price to earnings ratios will be sustained. The market price of our common stock could be highly volatile and subject to wide fluctuations in response to many factors which are largely beyond our control. These factors include:

•	quarterly variations in our results of operations;

•	adverse business developments;

•	changes in financial estimates by securities analysts;

•	investor perception of us and online retailing services in general;

•	announcements by our competitors of new products and services; and

•	general economic conditions both in the United States and in foreign countries.

      Fluctuations in our common stock’s price may affect our visibility and credibility in our market. In the event of fluctuations in the market price of our common stock, you may be unable to resell your shares at or above the offering price.

If our stock price is volatile, we may become subject to securities litigation which is expensive and could result in a diversion of resources.

      Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against the lawsuit and a diversion of management’s attention that could cause our business to be harmed.

Future sales of our common stock after this offering may negatively affect our stock price.

      Following the offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. Current stockholders who, in the aggregate, will hold 11,416,747 shares of our outstanding common stock upon the closing of this offering and AOL, which will hold a warrant for the purchase of up to 494,371 shares of common stock, will have the right to require us to register their shares for sale or participate in subsequent registrations of our common stock. In addition, the holders of contingent warrants to purchase up to 75,000 shares of our common stock will have the right to participate in subsequent registrations of our common stock if the warrants become exercisable and are exercised. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

It may be difficult for a third party to acquire our company and this could depress our stock price.

      Delaware corporate law and our sixth amended and restated certificate of incorporation and our by-laws contain provisions that could have the effect of delaying, deferring or preventing a change in control of VarsityBooks.com or a change of our management that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include those which:

•	authorize the issuance of “blank check” preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

•	provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

•	prohibit stockholder action by written consent; and

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

You will suffer immediate and substantial dilution of the value of your investment.

      Investors purchasing shares in this offering will incur immediate and substantial dilution in their investments. The initial public offering price per share will exceed our pro forma net tangible book value per share by $8.52. To the extent outstanding options and warrants to purchase common stock are exercised, your investment will be further diluted.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements relating to our operations that are based on management’s current expectations, estimates and projections about our company and the online commerce industry. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “anticipates” and variations of these words and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. We undertake no obligation, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include those set forth under the heading “Risk Factors.”

USE OF PROCEEDS

      We estimate the net proceeds to us from the sale of the shares of common stock in this offering will be approximately $47.3 million, or $54.7 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not realize any proceeds from the sale of shares of common stock by the selling stockholders.

      On January 3, 2000, we signed a commitment letter for a revolving credit agreement with Imperial Bank. We anticipate executing definitive documentation with Imperial in January 2000 and, if we execute definitive agreements, that we would borrow under that facility in January. Amounts outstanding under the facility will bear interest at Imperial’s prime rate (8.5% as of December 31, 1999) plus 1.0% and will become due on December 31, 2000. As of January 4, 2000, we had not borrowed under the facility.

      We intend to use the net proceeds to us of this offering for repayment of any borrowings under the Imperial facility and for working capital and general corporate purposes, including

•	increasing our sales and marketing efforts;

•	enhancing our information technology;

•	increasing our booklist operations staff;

•	introducing new products and services; and

•	acquiring complementary technology, businesses or intellectual property rights.

We anticipate that a majority of the net proceeds will be used for our sales and marketing efforts and that the balance will be spent on the purposes listed above with the order representing the relative amount we expect to spend on each purpose.

      Although we may use a portion of the net proceeds to invest in or acquire complementary technology or businesses or to acquire intellectual property rights, we have no current plans in this regard.

      We have not yet determined the actual expected expenditures and thus we cannot specify with certainty the particular uses for the net proceeds to be received from the offering or the amount to be used specifically with respect to any use. Accordingly, our management will have broad discretion in using the net proceeds.

      Pending their use, we plan to invest the net proceeds predominantly in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

      We have not paid any cash dividends on our common stock since our inception and do not intend to pay any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, for use in the operation and expansion of our business.

CAPITALIZATION

      The following table sets forth the capitalization of VarsityBooks.com as of September 30, 1999 on an actual basis and an as adjusted basis.

      The as adjusted capitalization gives effect to:

•	the filing of our Sixth Amended and Restated Certificate of Incorporation; and

•	the conversion of all of our outstanding shares of Series A, Series B and Series C preferred stock into 8,966,879 shares of common stock upon consummation of the offering and our sale of 4,000,000 shares of common stock in the offering and receipt of the estimated net proceeds from the offering, at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

      This information should be read in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus.

      This table excludes the following shares as of September 30, 1999:

•	1,201,963 shares of common stock issuable upon the exercise of stock options outstanding under our employee stock option plan at a weighted average exercise price of $1.11 per share and 893,007 additional shares of common stock reserved for issuance under our stock option plan, and

•	455,350 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.41 per share.

      From September 30, 1999 through December 31, 1999, we:

•	granted options to purchase an aggregate of 964,710 shares of common stock at a weighted average exercise price of $9.72 per share;

•	reserved 1,905,030 additional shares of common stock for issuance under our stock option plan, leaving 1,964,175 additional shares reserved for issuance under our stock option plan as of December 31, 1999;

•	issued a warrant to purchase 493,246 shares of common stock at the initial public offering price to AOL; and

•	reserved 500,000 shares of common stock for future issuances under our employee stock purchase plan.

	As of September 30,
	1999

	Actual	As Adjusted

	(in thousands)

Stockholders’ Equity

Preferred stock, $0.0001 par value, issuable in series; no shares authorized, issued and outstanding actual; 20,000,000 shares authorized, no shares issued and outstanding, as adjusted	$—	$—

Series A convertible preferred stock: $.0001 par value, 2,071,420 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	—	—

Series B convertible preferred stock: $.0001 par value, 6,933,806 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	1	—

Series C convertible preferred stock: $.0001 par value, 9,755,633 shares authorized, 8,928,571 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	1	—

Common stock, $.0001 par value; 27,932,927 shares authorized; 2,539,604 shares issued and outstanding, actual; 60,000,000 shares authorized, 15,506,483 shares issued and outstanding, as adjusted	—	2

Additional paid-in capital	50,509	97,843

Notes receivable from stockholders	(124)	(124)

Deferred compensation	(6,478)	(6,478)

Accumulated deficit	(21,846)	(21,846)

Total stockholders’ equity	22,063	69,397

Total capitalization	$22,063	$69,397

DILUTION

      Our net tangible book value as of September 30, 1999 was approximately $22.1 million, or $1.92 per share, as adjusted to give effect to the assumed automatic conversion of all of the outstanding shares of convertible preferred stock into 8,966,879 shares of our common stock upon consummation of this offering. Net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities divided by 11,506,483 shares of common stock outstanding.

      Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of 4,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share and the receipt and application of the net proceeds, after deduction of estimated underwriting discounts and commissions and the payment of the estimated offering expenses, our net tangible book value as of September 30, 1999, would have been approximately $69.4 million, or $4.48 per share. This represents an immediate dilution in net tangible book value of $8.52 per share to purchasers of common stock in this offering and an immediate increase in net tangible book value of $2.56 per share to existing stockholders, as illustrated in the following table:

Assumed initial public offering price per share		$13.00

Net tangible book value per share as of September 30, 1999	$1.92

Increase per share attributable to new investors	2.56

Net tangible book value per share after this offering		4.48

Dilution per share to new investors		$8.52

      The following table summarizes on an as adjusted basis as of September 30, 1999, the number of shares of common stock purchased from us, the total consideration paid or to be paid, and the average price per share paid or to be paid to us by existing stockholders and by new investors at an assumed initial public offering price of $13.00 per share:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	11,506,483	74.2%	$41,334,000	44.3%	$3.59

New investors	4,000,000	25.8	52,000,000	55.7	$13.00

Total	15,506,483	100.0%	$93,334,000	100.0%

      The foregoing table and calculation assumes no exercise of stock options or warrants outstanding as of September 30, 1999. As of September 30, 1999, there were options outstanding to purchase an aggregate of 1,201,963 shares of common stock at a weighted average exercise price of $1.11 per share. In addition, as of September 30, 1999, there were warrants outstanding to purchase an aggregate of 455,350 shares of common stock at a weighted average exercise price of $2.41. To the extent that any of these outstanding options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The consolidated statement of operations data for the year ended December 31, 1998 and the nine months ended September 30, 1999 and the consolidated balance sheet data as of December 31, 1998 and September 30, 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 1998 are derived from our unaudited consolidated financial statements for such period which are included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. When you read this selected financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of future results, and results for any interim period are not necessarily indicative of results for a full year.

			Nine Months Ended
			September 30,
	Year Ended

	December 31, 1998		1998		1999

	(in thousands, except share and per share data)

Statement of Operations Data

Net sales:

Product		$122		$89		$8,325

Shipping		10		7		541

		132		96		8,866

Operating expenses:

Cost of product — related party		115		79		7,710

Cost of shipping — related party		10		7		723

Equity transactions — related party		798		708		169

Marketing and sales:

Non-cash compensation	$53		$8		$538

Other marketing and sales	536	589	134	142	12,852	13,390

Product development:

Non-cash compensation	69		60		72

Other product development	627	696	202	262	2,461	2,533

General and administrative:

Non-cash compensation	24		17		876

Other general and administrative	593	617	213	230	2,778	3,654

Total operating expenses		2,825		1,428		28,179

Loss from operations		(2,693)		(1,332)		(19,313)

Other income (expense), net		4		6		156

Net loss		(2,689)		(1,326)		(19,157)

Preferred stock dividends		—		—		682

Net loss applicable to common stockholders		$(2,689)		$(1,326)		$(19,839)

Net loss per share:

Basic and diluted		$(1.53)		$(0.80)		$(9.40)

Pro forma basic and diluted loss		$(1.27)				$(2.99)

Shares used in computation of basic and diluted loss per share		1,755,536		1,660,714		2,111,621

Shares used in computation of pro forma basic and diluted loss per share		2,125,397				6,411,494

	As of	As of
	December 31, 1998	September 30, 1999

	(in thousands)

Balance Sheet Data

Cash and cash equivalents	$1,481	$28,630

Working capital (deficit)	(199)	20,809

Total assets	1,746	31,465

Total stockholders’ equity (deficit)	(99)	22,063

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

      We are a leading online retailer of new college textbooks and have established a platform for marketing products and services to the nation’s 15 million college students. We were incorporated in December 1997 and began offering books for sale on our Web site on August 10, 1998. For the period from inception through August 9, 1998, our primary activities consisted of:

•	developing our business model;

•	establishing, negotiating and consummating a relationship with our supplier, Baker & Taylor;

•	initial planning and development of our Web site;

•	developing our information systems infrastructure;

•	developing our marketing plans; and

•	establishing finance and administrative functions.

      Since the launch of our Web site, we have continued these activities and have also focused on increasing sales, improving the efficiency of our order and fulfillment process, recruiting and training employees, developing our booklist operations, enhancing finance and administrative functions, and increasing customer service operations, and the depth of our management team to help implement our growth strategy.

      We began to generate sales once we launched our Web site in August 1998, at which time we posted the booklists for five schools. For the Fall 1999 semester, we increased the booklists we posted to over 210,000 courses at over 300 different targeted colleges and universities and we launched partnership programs with 13 different partner institutions, and as of December 31, 1999 we had partnership programs with 22 different partner institutions.

      To date, our revenues have consisted primarily of sales of new textbooks. Net sales consist of sales of books and charges to customers for outbound shipping and are net of allowances for returns, promotional discounts and coupons. Revenues from sales of textbooks are recognized at the time products are shipped to customers. We have also generated revenues through the sale of banner advertisements and co-marketing programs, pursuant to which we have arrangements to sell textbooks through other college-oriented Web sites. Revenues from the sales of Internet advertisements are recognized net of commissions paid. Revenues from our marketing programs are recognized over the period in which the services are delivered, provided that no significant performance obligations remain and the collection of the related receivable is probable. We anticipate that in the fourth quarter of fiscal 1999, we will begin generating revenues from co-marketing programs for which we will use our student representative network to market to students on behalf of other businesses.

      We have incurred substantial losses and negative cash flows from operations in every fiscal period since our inception. For the year ended December 31, 1998, we incurred a loss from operations of approximately $2.7 million and negative cash flows from operations of $1.2 million. For the nine months ended September 30, 1999, we incurred a loss from operations of approximately $19.3 million and negative cash flows from operations of $10.2 million. As of December 31, 1998 and September 30, 1999, we had accumulated deficits of approximately $2.7 million and $21.8 million, respectively. We expect operating losses and negative cash flows to continue for the foreseeable future. We anticipate our net losses will increase significantly from current levels because we expect to incur additional costs and expenses related to brand development, marketing and other promotional activities, continued expansion of our booklist operations, continued development of our Web site and information technology infrastructure, expansion of our product offerings and development of relationships with other businesses.

      We granted options to purchase 179,490 shares for the period ended December 31, 1998 and options to purchase 1,201,963 shares for the nine months ended September 30, 1999 that have been deemed to be compensatory. As a result, we recorded deferred compensation of $354,000 during the year ended December 31, 1998 and $4.2 million during the nine months ended September 30, 1999. Additionally, effective August 1, 1999, we sold 207,077 shares of our common stock at a price of $0.30 per share to each of Mr. Kuhn and Mr. Levy. The shares vest at a rate of 40% upon the completion of one year of service and the remaining 60% vest at the end of the second year. Also, effective August 24, 1999, Mr. Kuhn was granted an option to purchase 138,052 shares of our common stock at an exercise price of approximately $0.30 per share. The option vests in equal monthly installments over each of the next 48 months assuming Mr. Kuhn remains employed by us. We have deemed that the fair value of the underlying stock for both the sale of common stock and option grants is in excess of the related sales or exercise price. As a result, we recorded deferred compensation of $3.5 million during August 1999 for these transactions, resulting in total deferred compensation for the nine month period ended September 30, 1999 of $7.7 million. Amortization of deferred compensation was $1.5 million for the nine months ended September 30, 1999 and is included in non-cash compensation in the accompanying consolidated statements of operations as a component of the marketing and sales, product development and general and administrative line items, as appropriate. Non-cash compensation is being charged to operations over the vesting period of the underlying shares and options.

      The deferred compensation is being amortized as follows:

(in thousands)

Year ended December 31, 1998	$146

Year ended December 31, 1999	2,523

Year ended December 31, 2000	3,139

Year ended December 31, 2001	1,474

Year ended December 31, 2002	604

Year ended December 31, 2003	224

$8,110

      In the quarter ended December 31, 1999, the Company granted 964,710 options at a weighted average exercise price of $9.72, resulting in deferred compensation of $2.9 million. The deferred compensation will be amortized over the four year vesting period of the options.

      The following table sets forth the results of our operations for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999:

			Nine Months Ended
			September 30,
	Year Ended

	December 31, 1998		1998		1999

		(in thousands)

Net sales:

Product		$122		$89		$8,325

Shipping		10		7		541

Total net sales		132		96		8,866

Operating expenses:

Cost of product — related party		115		79		7,710

Cost of shipping — related party		10		7		723

Equity transactions — related party		798		708		169

Marketing and sales:

Non-cash compensation	$53		$8		$538

Other marketing and sales	536	589	134	142	12,852	13,390

Product development:

Non-cash compensation	69		60		72

Other product development	627	696	202	262	2,461	2,533

General and administrative:

Non-cash compensation	24		17		876

Other general and administrative	593	617	213	230	2,778	3,654

Total operating expenses		2,825		1,428		28,179

Loss from operations		(2,693)		(1,332)		(19,313)

Other income (expense), net		4		6		156

Net loss		(2,689)		(1,326)		(19,157)

Preferred stock dividends		—		—		682

Net loss applicable to common stockholders		$(2,689)		$(1,326)		$(19,839)

      Our fiscal year runs from January 1 through December 31. We did not execute any transactions from December 16, 1997 (inception) through December 31, 1997. We commenced offering books for sale on our Web site in August 1998, and, accordingly, the calendar year ended December 31, 1998 only includes a period of five months during which we generated net sales. Similarly, we generated net sales for two months during the nine months ended September 30, 1998 as compared to all nine months during the period ended September 30, 1999.

Nine Months Ended September 30, 1999 Compared with Nine Months Ended September 30, 1998

  Net Sales

      Net sales increased to $8.9 million for the nine months ended September 30, 1999 from $96,000 for the nine months ended September 30, 1998, as a result of the significant growth in orders primarily from our expanding customer base as well as the commencement of our partnership program.

  Operating Expenses

      Cost of Product — Related Party (Baker & Taylor). Cost of product — related party consists of the cost of products sold to customers. Cost of product — related party increased to $7.7 million for the nine months ended September 30, 1999 from $79,000 for the nine months ended September 30, 1998. This increase was primarily attributable to our increased sales volume. We expect that cost of product — related party will continue to increase as we expand our customer base and partnership program.

      Cost of Shipping — Related Party (Baker & Taylor). Cost of shipping — related party consists of outbound shipping. Cost of shipping increased to $723,000 for the nine months ended September 30, 1999 from $7,000 in the nine months ended September 30, 1998. This increase was primarily attributable to our increased sales volume. We expect that cost of shipping — related party will continue to increase as we expand our customer base and partnership program.

      As discussed further in “Related Party Transactions — Transactions with Baker & Taylor,” effective October 1, 1999 we have amended the documents governing our relationship with Baker & Taylor. The amendment provides for assignment of separate values to the separate services provided by Baker & Taylor: supply of books, shipping and other services, including Web site content and customer database management. Such assignment is based on the relative fair value of each element as determined by Baker & Taylor. Effective with the amendment of our agreement with Baker & Taylor on October 1, 1999, we have included in “cost of product — related party” in our statement of operations the cost of purchased books from Baker & Taylor, we will include in “shipping — related party” the cost of shipping charges from Baker & Taylor and we will include in “marketing and sales — related party” the cost of other services charged from Baker & Taylor.

      On a prospective basis, these agreements will serve to reduce Cost of Product — Related Party (Baker & Taylor) as a percentage of revenue and increase Marketing and Sales — Related Party (Baker & Taylor) as a percentage of revenue.

      Equity Transactions — Related Party (Baker & Taylor). Equity transactions — related party consists of the fair value of warrants and the amortization of the excess of the fair value over the cost of common stock issued to Baker & Taylor. During 1998, we issued a warrant to purchase 107,143 shares of our common stock at an exercise price of $2.33 per share in July; a warrant to purchase up to 50,000 shares of our common stock at an exercise price of $0.20 per share in October; and a warrant to purchase up to 53,571 shares of our common stock at an exercise price of $2.33 per share in December. Additional warrants to purchase up to 5,950 and 62,500 shares of our common stock at an exercise price of $2.33 and $0.22 per share respectively were issued to Baker & Taylor in 1999. We estimated the fair value of the warrants on the date of grant using an established option pricing model (see note 3 to the accompanying consolidated financial statements). On July 10, 1998, we sold 535,714 shares of our common stock to Baker & Taylor at par value. We subsequently determined that the fair value of the common stock was in excess of the exercise price and sales price. Fair value per share was derived by reference to the preferred stock value since inception — see note 3 to the accompanying consolidated financial statements. We expensed the excess of the fair value of the common stock over its cost, which was approximately $643,000, in July 1998. In connection with all of the Baker & Taylor equity transactions, we recorded an aggregate expense of $169,000 for the nine months ended September 30, 1999, a decrease from the $708,000 we recorded for such transactions for the nine months ended September 30, 1998.

      Marketing and Sales. Marketing and sales expense consists primarily of advertising and promotional expenditures and payroll and related expenses for personnel engaged in marketing, including the expenses associated with the continued development of our nationwide network of student representatives. Marketing and sales expense increased to $13.4 million for the nine months ended September 30, 1999 from $142,000 for the nine months ended September 30, 1998. Advertising expense increased to $8.3 million in the nine months ended September 30, 1999 from $100,700 for the nine months ended September 30, 1998. This increase was primarily attributable to the expansion of our online and offline advertising, increased personnel and related expenses and the continued expansion of our network of student representatives and our partnership program. We expect that marketing and sales expense will continue to increase in absolute dollars as we expand our network of student representatives and incur additional advertising and promotional expenses to build our sales base. Marketing and sales expense will also increase as a result of the amendment of our agreements with Baker & Taylor, which will result in the classification of services such as Web site content and customer database management as marketing and sales expense.

      Product Development. Product development expense consists of payroll and related expenses for development and systems personnel and consultants. Product development expense increased to $2.5 million for the nine months ended September 30, 1999 from $262,000 for the nine months ended September 30, 1998. This increase was primarily attributable to increased staffing and other costs related to feature and functionality enhancements to our Web site. We expect that product development expenses will continue to increase as we add additional features and functionality to our Web site.

      General and Administrative. General and administrative expense consists of payroll and related expenses for executive and administrative personnel, facilities expenses, professional services expenses, travel and other general corporate expenses. General and administrative expense increased to approximately $3.7 million for the nine months ended September 30, 1999 from $230,000 for the nine months ended September 30, 1998. This increase was primarily attributable to the hiring of additional personnel and increased professional services expenses. We expect that general and administrative expenses will increase as we continue to build our back-office infrastructure.

  Other Income (Expense)

      Other income or expense consists of interest income on our cash and cash equivalents and investments, interest expense attributable to our convertible notes payable and other income or expense items. Other income was $156,000 for the nine months ended September 30, 1999 compared to other income of $6,000 for the nine months ended September 30, 1998. This increase was primarily attributable to interest income on higher average cash and cash equivalent balances during the nine months ended September 30, 1999.

  Income Taxes

      As of December 31, 1998 and September 30, 1999, we had net operating loss carryforwards for federal income tax purposes of $1.7 million and $18.7 million, respectively, which expire beginning in 2018. We have provided a full valuation allowance on the resulting deferred tax asset because of uncertainty regarding its realizability. Changes in the ownership of our common stock, as defined in the Internal Revenue Code of 1986, as amended, may restrict the utilization of such carryforwards. See note 10 to our consolidated financial statements.

Year Ended December 31, 1998

      Net sales were $132,000 for the year ended December 31, 1998 primarily as a result of the growth in orders from our expanding customer base. Cost of product—related party was $115,000 and cost of shipping—related party was $10,000 as a result of our increased sales volume. Equity transactions—related party of $798,000 relates to expense recognized in connection with warrants and common stock issued to Baker & Taylor as described above. Marketing and sales expense was $589,000 as a result of our online and offline advertising as well as personnel and related expenses. Product development expense was $696,000 as a result of staffing and other costs related to feature and functionality enhancements to our web site. General and administrative expense was $617,000 as a result of the hiring of personnel and professional services expenses.

Seasonality

      We have experienced significant seasonality in our results of operations. Due to the college calendar and the seasonal nature of the textbook industry, our peak selling periods are currently August/September and January/February, when college students return to school and new semesters begin. Part of our strategy includes offering additional products and services through our Web site. While these products and services may not have the same seasonal selling periods as textbook sales, purchases of these products and services may occur primarily with customer purchases of textbooks. In addition, the net sales generated from these products and services may be significantly less than those generated from our sales of textbooks. As a result, we may continue to experience fluctuations in quarterly operating results.

Liquidity and Capital Resources

      Since inception, we have financed our operations primarily through private sales of our convertible preferred stock. On August 6, 1998 and December 3, 1998, we issued an aggregate of 2,071,420 shares of Series A preferred stock at a purchase price of $0.70 per share, resulting in gross proceeds of approximately $1.5 million. On February 25, 1999, we issued 6,933,806 shares of Series B preferred stock at a purchase price of $1.44 per share, resulting in gross proceeds of approximately $10.0 million. On August 27, 1999 and September 21, 1999, we issued an aggregate of 8,928,571 shares of Series C preferred stock at a purchase price of $3.36 per share, resulting in gross proceeds of approximately $30.0 million. Upon the closing of this offering, shares of our Series A, B and C preferred stock will be converted into 8,966,879 shares of our common stock.

      In April 1999, we entered into an agreement with Campus Pipeline, Inc. under which a warrant to purchase 25,000 shares of our common stock with an exercise price of $6.00 per share was issued and will be exercisable upon the achievement of contractual revenues of $30.0 million on or before December 31, 2000, with an additional warrant for 50,000 shares with an exercise price of $6.00 per share which will be exercisable if contractual revenues equal or exceed $80.0 million on or before July 31, 2001. Since the exercisability of these warrants is based on the achievement of uncertain future revenue targets, we have not recorded any expense for these warrants. These warrants could result in a significant charge to operating results in the future as described under “Risk Factors — We will be required to record significant expense because of targets set forth in our agreements with third parties.”

      In December 1999, we granted AOL a warrant to purchase 493,246 shares of our common stock with an exercise price equal to the initial public offering price in this offering. Of these warrants, 164,416 are immediately exercisable and the remaining 328,830 warrants vest over the next three years based on ICQ’s performance under our interactive marketing agreement. This warrant will result in charges to operating results in the future as described under “Risk Factors — We will be required to record significant expense because of targets set forth in our agreements with third parties.”

      In August 1999, we loaned $62,000 to each of our founders, Eric J. Kuhn and Timothy J. Levy, to each purchase 207,077 shares of our common stock. The notes bear interest at a floating rate equal to the then current applicable federal rate, which was 5.41% for October 1999, and are due August 1, 2001.

      As of September 30, 1999, we had $28.6 million of cash and cash equivalents. As of that date, our principal commitments consisted of obligations outstanding under operating leases, accounts payable and accrued liabilities. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel.

      Net cash used in operating activities was $10.2 million for the nine months ended September 30, 1999, and $221,000 for the nine months ended September 30, 1998, consisting primarily of net losses adjusted for changes in accounts receivable, accounts payable and accrued expenses.

      Net cash used in investing activities was $1.2 million for the nine months ended September 30, 1999, and $27,000 for the nine months ended September 30, 1998, consisting primarily of purchases of computer equipment, fixtures and furniture, as well as an investment in United States government debt securities and related proceeds for the nine month period ended September 30, 1998.

      Net cash provided by financing activities was $38.5 million for the nine months ended September 30, 1999, and $1.3 million for the nine months ended September 30, 1998. Net cash provided by financing activities during the nine months ended September 30, 1999 consisted primarily of net proceeds of $38.5 million from the issuance of preferred stock.

      On January 3, 2000, we executed a commitment letter with Imperial Bank to provide us with a revolving credit facility in an aggregate amount of $7.5 million with a sublimit of $3.0 million for purchases of property, equipment and software. The maturity date for advances for working capital would be December 31, 2000 and the maturity date for property, equipment and software advances would be December 31, 2002. Interest on outstanding balances would accrue at Imperial’s prime rate (8.5% at December 31, 1999) plus 1.0% until the closing of this offering, and afterwards at Imperial’s prime rate. All amounts outstanding would be secured by a pledge of all of our assets. We will also issue a warrant to Imperial to purchase 37,500 shares of our common stock at an exercise price of $10.00 per share. If we do not close this offering by February 29, 2000, we would be obligated to issue a warrant to purchase additional shares.

      We anticipate entering into definitive agreements with Imperial documenting these terms in January 2000. Assuming we enter into definitive agreements, we would anticipate borrowing under the revolving credit facility during January 2000, and we would repay all of such borrowings with a portion of the net proceeds of this offering.

      We expect that operating losses and negative cash flows will continue for the foreseeable future and anticipate that losses will increase significantly from current levels because of additional costs and expenses related to brand development, marketing and other promotional activities, continued expansion of booklist operations, continued development of our Web site and information technology infrastructure expansion of product offerings and development of relationships with other businesses. We could reduce some of these costs if working capital decreased significantly. Our failure to generate sufficient revenues, raise additional capital or, if necessary, reduce discretionary spending could harm our results of operations and financial condition.

      We currently anticipate that the net proceeds of this offering, together with our available funds including amounts we expect to be available under the revolving credit agreement, will be sufficient to meet our anticipated needs for working capital and capital expenditures through the next 12 months. We may need to raise additional funds prior to the expiration of such period if, for example, we pursue new business, technology or intellectual property acquisitions or experience net losses that exceed our current expectations. Any required additional financing may be unavailable on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and such securities may have rights senior to those of the holders of our common stock. There can be no assurance that this capital will be available in amounts or on terms acceptable to us, if at all.

Quantitative and Qualitative Disclosures About Market Risk

      Substantially all of our cash equivalents are at fixed interest rates, and therefore the fair value of these instruments is affected by changes in market interest rates. However, as of September 30, 1999, all of our cash equivalents mature within three months. As of September 30, 1999, we believe the reported amounts of cash equivalents to be reasonable approximations of their fair values. As a result, we believe that the market risk arising from our holdings of financial instruments is minimal.

Year 2000 Compliance

      Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date code field. These systems and software products need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies needed to be upgraded to comply with such year 2000 requirements or risked system failure or miscalculations causing disruptions of normal business activities.

      State of Readiness. We made an assessment of the year 2000 readiness of our information technology, or IT, systems, including the hardware and software that enable us to provide and deliver our products and services. Our year 2000 readiness plan consists of:

•	quality assurance testing of our internally developed proprietary software;

•	contacting third-party vendors and licensors of material software and services that are both directly and indirectly related to the delivery of our products and services;

•	assessing our repair and replacement requirements; and

•	creating contingency plans in the event of year 2000 failures.

      We performed a year 2000 simulation on our software during the fourth quarter of 1999 to test system readiness. Our simulation uncovered two non-critical issues, both of which were subsequently corrected and re-tested. We have been informed by the majority of our material software component vendors and by our Internet service provider that the products we use are currently year 2000 compliant. We are in the process of following up with the remaining vendors to receive similar confirmations. We purchased all of our software and hardware within the past two years, and therefore we generally do not have legacy systems that have been identified to have year 2000 issues. We have applied all known vendor patches for relevant software of which we have been notified to comply with vendor defined year 2000 standards.

      We are currently assessing our non-IT systems, such as telephone, heating, ventilating and air conditioning and electronic entry systems, and are seeking assurance of year 2000 compliance from the providers of material non-IT systems. Until testing is complete and we receive responses from these vendors and providers, we will not be able to completely evaluate whether our IT systems or non-IT systems will need to be revised or replaced.

      As of January 3, 2000, we had not experienced any problems associated with year 2000 issues with any of our IT or non-IT systems.

      Costs. To date we have not incurred any material incremental costs in identifying or evaluating year 2000 compliance issues. We have established a year 2000 budget of approximately $200,000 for external costs for consultants and purchases of hardware and software associated with the project. We have assigned several employees to work on the project as necessary, but have not tracked the cost of these employees.

      Risks. We are not currently aware of any year 2000 compliance problems relating to our technology or our IT or non-IT systems that would have a material adverse effect on our business, results of operations or financial condition. However, we may discover year 2000 compliance problems in our technology that will require substantial revisions. In addition, we may need to revise or replace third party software, hardware or services incorporated into our material IT and non-IT systems, all of which could be time consuming and expensive. If we fail to fix our technology or fail to fix or replace third-party software, hardware or services on a timely basis, the result could be lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address year 2000 compliance issues in our technology and our IT and non-IT systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time consuming to defend. In addition, we cannot be assured that governmental agencies, utility companies, Internet access companies, third-party service providers such as Baker & Taylor, and others outside our control will be year 2000 compliant. We rely on several products listed in Baker & Taylor’s year 2000 disclosures on the Baker & Taylor Web site. As indicated in its disclosures, Baker & Taylor has not identified any year 2000 issues with those products. However, Baker & Taylor is contacting many of its significant suppliers and shippers to determine Baker & Taylor’s vulnerability if their suppliers and shippers fail to remedy their own potential year 2000 problems. Baker & Taylor’s key suppliers and shippers may face year 2000 problems, and if not effectively remedied, they could disrupt Baker & Taylor’s operations. Moreover, while we would seek to use other suppliers if Baker & Taylor’s or its third party vendors’ services were disrupted because of year 2000 problems, we may not be able to identify suitable substitutes on a basis that would avoid disruptions to our operations. We believe that the most reasonably likely worst case scenario would involve a failure of these third party service providers to be compliant for an extended period of time in which case we would need to find alternate providers, if any were available, or our operations would be disrupted. The failure by such entities to be year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our products and services to our customers, decrease the use of the Internet or prevent users from accessing the Web sites of companies with whom we have entered into business alliances, which could have a material adverse effect on our business, results of operations and financial condition.

      Contingency Plan. As discussed above, we are engaged in an ongoing year 2000 assessment and developed contingency plans in case of year 2000 disruptions. We took into account the results of our year 2000 simulation testing and the responses received from third party vendors and service providers in determining the nature and extent of our contingency plans.

Recent Accounting Pronouncements

      In January 1999, we adopted Statement of Position No. 98-1, or SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 was effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on our consolidated financial statements.

      In January 1999, we adopted Statement of Position No. 98-5, or SOP 98-5, “Reporting on the Costs of Start-Up Activities.” This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Our adoption of SOP 98-5 did not have a material impact on our consolidated financial statements.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income. SFAS No. 133 is effective for our fiscal year ending December 31, 2001. We do not expect that the adoption of SFAS No. 133 will have a material impact on our consolidated financial statements.

BUSINESS

General

      We are a leading online retailer of new college textbooks and have established a platform for marketing goods and services to the nation’s 15 million college students. According to Student Monitor L.L.C., a nationally syndicated market research company, we were the Web site “most visited,” “most heard-of,” and “most often visited” by college students in the fall of 1999. Our brand is built on saving students time and money while providing a high level of customer service. Our student representative network enables us to customize our marketing to the particular dynamics of each campus and reach students on a peer-to-peer basis. We plan to increase the number of products and services we offer and to provide a marketing channel for other businesses.

Industry Background

      According to statistics published by the National Center for Educational Statistics, the college student market is large and growing. Student Monitor reports show that as of spring 1999, there were approximately 15 million full-time and part-time undergraduate and graduate students at more than 3,600 colleges and universities in the United States. The National Center for Educational Statistics predicts that college enrollment will increase to approximately 16 million students by 2008. According to Student Monitor, college students spent over $105 billion in 1998 on goods and services, excluding tuition, room and board.

      The college market is unique both in the diverse interests and the particular needs of college students, who represent a broad cross-section of socio-economic and cultural backgrounds. These students have a wide variety of curricular and extracurricular interests, and their purchasing patterns are similarly varied. Nonetheless, students have common needs. For instance, most students must buy expensive school-related goods and services, such as textbooks and school supplies. In fact, textbooks are most students’ single largest school-related expenditure after tuition and room and board, with most students spending an average of $440 each year on textbooks according to Student Monitor. Based on statistics published by the National Association of College Stores, new textbook sales were approximately $5 billion in 1998.

      Purchasing new textbooks through traditional retailers tends to be expensive and inconvenient. The new textbook market is presently dominated by campus bookstores, with most schools either operating their own bookstore or contracting these services to a third party. With few bookstores on or near each campus, most campus bookstores face little competition and thus do not have an incentive to address the inefficiencies of the traditional new textbook market. Campus bookstores typically have significant overhead, in part because they bear the cost of warehousing the wide variety of titles needed each semester. In addition, campus bookstores have little purchasing power because they are required to purchase relatively small quantities of many different titles to satisfy the needs of their students. These factors limit their ability to offer reduced prices to their customers. The majority of campus bookstores are operated by educational institutions as an ancillary service. For smaller schools, running a bookstore typically means a diversion of necessary resources with little, if any, financial return. Regardless of the size of the school, campus bookstores are crowded at the beginning of each semester, forcing students to endure long lines and frequent out-of-stock inventory problems.

      Online commerce provides a new opportunity to better serve and more efficiently reach the college student market. College students are active users of the Internet and are increasingly purchasing goods and services online. According to Student Monitor, during the spring 1999 semester, 95% of college students used the Internet, spending an average of seven hours a week online. Approximately 57% of these students accessed the Internet one or more times daily and, during a one year period ending in the spring of 1999, approximately 26% of these students made online purchases, up from a cumulative total of 10% through December 31, 1997. Online commerce complements students’ lifestyles, generally providing them the convenience of twenty-four hour shopping and a lower cost alternative for their purchases.

      College students’ spending power, as exhibited by the $105 billion they spent in 1998 on items such as entertainment, music and apparel, coupled with the belief that students are still forming their brand loyalties, make college students an attractive market to businesses and advertisers. We believe few businesses have succeeded in offering students a unified marketplace to meet their varied needs in a convenient and cost-effective manner. Students are geographically dispersed and frequently change their addresses, which makes them difficult to target with traditional direct marketing. While national and regional media campaigns build brand recognition, they are not a cost-effective method of targeting college students. Although students do watch television and read newspapers and magazines, we believe they tend to be more influenced by the opinions and actions of their peers than by traditional media advertising.

      We believe an opportunity exists to better serve and market to college students, particularly given the inefficiencies of the traditional textbook industry and the inherent difficulties in reaching these students. Students have many demands on their time and typically have a limited budget. We believe there is a significant market opportunity for an online store that offers students an enhanced shopping experience by providing textbooks and other student-oriented goods and services with a focus on cost savings, convenience and customer service. We also believe an opportunity exists to more effectively target college students by creating a defined, peer-to-peer marketing channel to overcome the inherent difficulties in reaching this market.

The VarsityBooks.com Solution

      As a leading online retailer of college textbooks, we are becoming a trusted online marketplace for students. We selected textbooks as our initial product offering because they are an expensive purchase that students are required to make each semester. By addressing inefficiencies in the textbook market and providing increased convenience and low prices to students, we are building our brand and attracting college students to our Web site. We have also established a platform for marketing goods and services to college students.

      Our solution is comprised of:

•	Network of Student Representatives. As of December 31, 1999, we had a network of approximately 1,675 student representatives on the campuses of over 375 colleges, universities and graduate schools, which enroll approximately 2.9 million of the 15 million college students nationwide. As enrolled students at their respective schools, our representatives provide us feedback on their peers’ needs and lifestyles, allowing us to customize our marketing approach to the particular dynamics of each campus. Student representatives reach our potential customers wherever students gather — in classrooms, student organizations, dormitories and fraternities and sororities. We believe using our student representative network, combined with our marketing campaigns, more effectively builds brand awareness and drives more traffic to our Web site than a traditional national or regional marketing campaign would alone.

•	Convenience and Availability. Through our easy-to-use Web site, a customer can search our database of over 350,000 different titles twenty-four hours a day, seven days a week. Our customers can avoid the overcrowding and long lines characteristic of peak season shopping at campus bookstores. To date, we have sold books to students at over 2,400 colleges and universities. To provide maximum convenience, in the fall 1999 semester we posted booklists for over 210,000 courses from over 300 colleges and universities. These booklists enable students to view the prescribed reading list for their courses and then order the appropriate books directly from us. We plan to provide this convenience to an increasing number of students each year by regularly seeking and posting booklists for additional schools. If we have not posted a specific school’s booklist, our customers can still search for the books they need by author, title, keyword, publisher or ISBN number (a unique industry identification number). Our information on textbook availability is updated regularly throughout the day, giving our customers accurate information and assuring availability prior to ordering.

•	Cost Savings and Customer Service. We provide students with a reliable, cost-saving alternative to the traditional campus shopping experience. We significantly reduce the overhead associated with textbook sales because we do not maintain individual stores and we outsource our ordering, inventory, warehousing and fulfillment needs through our relationship with Baker & Taylor, a leading distributor of books, videos and music products. We pass these savings on to our customers by offering discounted prices. In addition to providing new textbooks at reduced prices, we are committed to providing top quality customer service. Our customer service center is available by telephone and e-mail twenty-four hours a day, seven days a week, and we increase our service center staffing during our peak periods to ensure a timely response to our customers’ questions. In addition, we provide tracking numbers to our customers, which enable them to follow the delivery process of their orders on our Web site.

•	Marketing Channel to College Students. We use the combination of our advertising and our student representatives to drive traffic to our Web site, enabling us to aggregate the fragmented student market. As our customers conduct transactions on our Web site, we collect their contact information as well as data on their majors and schools. We also retain their transactional histories. Using this database of student demographics, together with our student representative network and our experience selling to college students, we can market on a peer-to-peer basis and target specific groups of students. In addition to serving our own marketing needs, we have begun to make our student representatives and our Web site available to other businesses to reach this large, demographically attractive, yet fragmented, market.

•	Partnership Program. We provide an opportunity for schools to maximize their limited resources and offer increased convenience and reduced prices to their students by outsourcing new textbook sales to us. We believe that for many schools, including traditional four-year colleges as well as community colleges, private high schools and distance learning programs, the expense and inconvenience of maintaining a bookstore exceeds the schools’ financial return. In addition to maximizing their limited resources, we offer our partnership schools a percentage of the revenue generated by their students on our Web site.

Strategy

      Our goal is to become the leading online college retailer and the most effective marketing channel to college students. Our success in selling textbooks online has allowed us to compile our customers’ demographics and build a growing customer base that will enable us to sell additional goods and services directly to the student market. Our network of campus representatives allows us to market directly to students, both on our own behalf and on behalf of advertisers and other businesses. In pursuing our goal, we use the following strategies:

•	Aggressively Build Our Brand. We intend to establish VarsityBooks.com as the leading college-oriented brand through a variety of marketing and promotional techniques, including the use of our student representative network and a comprehensive national media campaign featuring radio, print, e-mail and online advertisements. We continue to differentiate ourselves based on the reliability, quality and cost-efficiency of our products and services. In addition to focusing on college students, we intend to extend our reach to high school students, primarily through expanding our partnership program, and graduate students, as well as continue to aggressively market to professors, teaching assistants, dorm resident assistants and parents who influence our ultimate target audience, college students.

•	Leverage and Grow Our Network of Student Representatives. We believe that our network of student representatives is a significant competitive advantage. We intend to use our carefully selected, trained and growing network of student representatives to expand awareness of our current product offerings, to introduce our new products and services and to provide marketing services for other businesses. We believe that our campus presence allows us to customize our marketing strategy and that our peer-to-peer marketing, together with our traditional marketing campaign, enables us to reach college students more effectively than a traditional marketing campaign alone. We intend to continue to devote substantial efforts to building a talented student representative base and to attracting recognized student leaders to our team.

•	Add Booklist Schools. We intend to increase our nationwide presence by expanding the number of schools for which we post booklists. We believe that the added convenience of purchasing textbooks through the use of booklists increases our sales at booklist schools and our customer base. By increasing our customer base we believe we increase our ability to successfully introduce our new product and service offerings.

•	Extend the Breadth and Depth of Our Offerings. We intend to capitalize on our brand recognition, college marketing experience and extensive customer base to offer additional products and services. In January 2000, we launched our job and career center and will soon begin to award scholarships and offer free e-mail services targeted toward college students. Among the products we are considering offering are music and entertainment products, apparel and school supplies and equipment. In addition, we plan, among other things, to increase our payment options, develop a loyalty program and begin offering services geared to students’ needs and interests, such as online entertainment ticketing, travel and financial services.

•	Capitalize on Our Growing Customer Database. We intend to capitalize on our growing customer database to provide targeted product, service and promotional offerings, both by us and other businesses. We plan to use our customer information and transactional histories to assist us in planning our product and service line expansions. As we broaden our product and service offerings, we will learn more about our customers and will be in a position to become an infomediary, serving both students and the companies that seek to reach them. We believe that by tailoring the marketing of our products and services, we will increase sales through our Web site.

•	Add Partnership Schools. We intend to expand our partnership program to further extend our reach into traditional four-year and community colleges, private high schools that require students to purchase their textbooks, distance learning programs and continuing and professional education programs. We work closely with all participating schools in our partnership program, providing them with dedicated customer service and support. Through these relationships, we are endorsed as the exclusive new textbook retailer at our partnership schools. As a result, we gain direct access to their students, enabling us to build brand awareness and market our other products and services.

The VarsityBooks.com Experience

      Our Web site, www.varsitybooks.com, offers several benefits to students including convenience, ease of use and depth of product selection. Key aspects of our Web site include:

•	Finding Books. When logging on to our Web site, visitors are presented with several shopping options, including:

Searching by School. Students can use our customized map to locate their school. Once they find their school, if they attend one of over 300 schools for which we post booklists, they can link from a list of departments to a list of classes organized by professor and to the specific booklists for the particular courses they are taking. Alternatively, students can search directly by professor or course name. Our customers have the option of placing all the textbooks for a particular class in their shopping cart with a single click or selecting only those titles that interest them.

Searching for Books. If we have not posted a specific school’s booklist, our customers can still easily search for the books they need by author, title, keyword, publisher or ISBN number. Our Web site offers additional book verification for many selections, including pictures of jacket art, editor’s name, volume number, table of contents and other identifying characteristics.

Browsing. Visitors to our Web site may browse our available selections of over 1,500 subject matter categories, such as business and finance, dance and theatre, social sciences and humanities, natural sciences and classic literature. In addition, visitors can also browse pages specifically dedicated to law, business and medical school textbooks, study aids and student travel materials.

•	Ordering and Delivery. When our customers are ready to place an order, they can proceed through our shopping cart function directly to our checkout page. We presently accept American Express, Discover, Mastercard and Visa as payment for our products, and we plan to expand the payment options we accept. At our partnership schools, we also accept personal checks and debit student accounts. During the ordering process, we ask our customers for basic information about themselves, which we maintain in our customer database. Once a customer places an order, he or she immediately receives an e-mail that includes a unique order number and confirms that the order has been received and processed. We do not accept orders for out-of-stock items. However, through our BookPager option, students can request that we notify them by e-mail for up to 21 days if the desired book becomes available. After the order is shipped, the customer receives a second e-mail that includes a UPS tracking number and a link to a page on our Web site where they can follow their order through the delivery process. We use UPS Second Day Air to take advantage of UPS’s guaranteed delivery and to ensure our customers will receive their orders within three business days. For faster delivery, our customers may choose to pay for UPS overnight service.

•	Customer Service. We are committed to delivering superior customer service. Our customers can easily access our customer service center at any time during their visits to our Web site. The customer service page of our Web site offers answers to frequently asked questions and enables our customers to ask their own questions through e-mail. We also have a toll-free number that is staffed twenty-four hours a day, seven days a week. We increase our service center staffing during our peak periods to ensure a fast response time to our customers’ queries. We also maintain separate toll-free numbers dedicated to our partnership schools.

•	Membership. Anyone who visits our Web site can open a free membership account with VarsityBooks.com by providing basic school-related and other information including shipping and billing addresses. Members can store the products they are considering in their shopping cart until they are ready to make a purchase. Each time they sign on, they have the opportunity to review their shopping cart and determine which items they want to buy. We store their shipping and billing addresses to facilitate easy ordering every time they return to our Web site. We also allow them to view their past purchases and print receipts for their own records. We provide our members with regular newsletters and marketing material via e-mail.

•	Find a Job. The find a job section of our site enables a search for full-time and part-time jobs as well as internships. In addition, we provide job interview tips and industry and company information. Also, we offer relocation tools to assist job seekers in evaluating opportunities.

Marketing

      Our goal is to be the leading online college retailer and most effective marketing channel to college students. As such, we believe it is critical that college students are exposed to our Web site, www.varsitybooks.com. Our marketing strategy is designed to increase awareness of the VarsityBooks.com brand name, increase customer traffic to our Web site, build strong brand loyalty, acquire more customers, maximize repeat customers and develop incremental revenue opportunities. We advertise our Web site through our campus student representatives and through a comprehensive national media plan featuring radio, print, e-mail and online banner advertisements. In addition to targeting college students, we market to professors, teaching assistants, dorm resident assistants and parents to have them encourage students to visit our Web site. The marketing channels we have developed are as follows:

      •  Campus Student Representatives. To penetrate the difficult-to-reach college student market, we have created a network of campus student representatives, employing approximately 1,675 as of December 31, 1999. A portion of our full time staff is dedicated to selecting, training, managing and monitoring our growing network of student representatives. We actively scout college campuses to determine names of student leaders on campus. We then recruit and rigorously screen these students for our lead student representative positions. For the fall 1999 semester, this active recruiting led to our hiring 300 lead student representatives, approximately 250 of whom participated in our three-day intensive training session in Washington, D.C. We intend to make this a semi-annual training session for our lead representatives, during which we will teach them about our company, marketing techniques and how to select a campus representative team. Our lead student representatives are responsible for hiring and managing a campus team consisting of up to fifteen student representatives. We provide each lead student representative with a comprehensive marketing kit that they use to market directly to classrooms, student organizations and dormitories, depending on what they consider to be the best method for their campus. We pay our representatives an hourly wage and offer sales-based commissions. We also grant stock options to our lead representatives.

      •  Off-line Advertising and Public Relations. We combine the active marketing of our campus student representatives with a comprehensive media campaign to emphasize our brand and ensure our reach is broad enough to raise awareness among key student influencers such as parents. We engage in a coordinated program of print advertising in college, specialized and general circulation newspapers and magazines as well as a radio advertising campaign in targeted markets. We increase our marketing in the period before classes start and through the prime book buying season. As a result of our own public relations activities, as well as unsolicited invitations, we have been featured in a variety of television shows, newspaper and magazine articles and radio programs including CNN, The New York Times , U.S. News and World Report (America’s Best Colleges Edition) and National Public Radio.

      •  Online Advertising. We place advertisements on other high-profile and high-traffic college-oriented Web sites. These advertisements usually take the form of banners that encourage readers to click through directly to www.varsitybooks.com. In addition, we obtain lists of e-mail addresses of college students who have consented to receive relevant information and send e-mails to these students directing them to our Web site.

      •  Awareness Program. We market to college students before the beginning of each school year through awareness programs which target incoming students. We send our student representative teams to freshman orientations, and advertise on the radio at major student summer destinations to reach students on the way back to school.

      •  Affiliate Programs. We offer student organizations, such as fraternities, sororities and other clubs, a fundraising opportunity through our affiliate program. Organizations can work with us to market our brand by creating links from their Web site to ours and through direct marketing. We track the customers who reach our Web site through affiliate lines and we pay our affiliates a sales-based commission.

Alliances and Relationships

      We have arrangements with a number of college-oriented Web sites and other organizations to provide a link to www.varsitybooks.com. We believe this enhances our marketing efforts and allows us to capitalize on the recognition of other noncompeting Web sites:

•	AOL’s ICQ. We entered into a three-year interactive marketing agreement with AOL’s ICQ pursuant to which we are the exclusive college-targeted commerce partner on the ICQ instant messaging service as well as its Web site, www.icq.com . We will act as the exclusive third-party targeted advertiser and a marketer of the ICQ service and ICQ.com on U.S. college campuses. Our exclusivity provisions expire on December 31, 2000.

•	Sallie Mae. We have an affiliate agreement with Sallie Mae, Inc., an educational loan organization. Under the agreement, Sallie Mae will maintain links on its Web site to our Web site and place inserts containing information regarding VarsityBooks.com in its loan disbursements and other loan-related mailings in exchange for referral fees and other reciprocal promotional activities. The agreement is scheduled to expire on December 23, 2001, unless terminated earlier by either party with 90 days prior written notice. However if we and Sallie Mae do not come to an agreement concerning a grant of warrants to purchase our common stock by February 21, 2000, the agreement will automatically terminate.

•	edu.com. We are currently the only online retailer of textbooks for edu.com, a Web site that offers discounts on hardware, software and other products exclusively to students. edu.com verifies that its customers are enrolled at a higher education institution before selling any products. Once students are members of edu.com, they can initiate a textbook search by author, title, ISBN number or keyword directly on the edu.com Web site. Once a search is initiated, the student is linked to a VarsityBooks.com page to continue the shopping and ordering process. The written agreement we have entered into with edu.com is scheduled to expire on August 20, 2000 unless both parties agree to its renewal. The agreement provides that edu.com will receive a percentage of the revenue generated from the co-branded edu.com/VarsityBooks.com Web site.

•	Book Tech. We have a partnership with Book Tech, Inc., a custom publisher of digitally printed and copywritten material. Under the agreement, Book Tech provides co-branded course packets, which we offer on our Web site. The written agreement we have entered into with Book Tech is scheduled to expire on June 30, 2000, but will extend automatically for one-year terms unless either party elects not to renew. The agreement provides that Book Tech will receive a percentage of revenue from our sales of books that originated from Book Tech’s Web site.

•	Kaplan Educational Centers. We have a relationship with Kaplan Educational Centers, under which Kaplan allows us to distribute flyers and market our services in their learning centers. Kaplan is an educational and career service company. We do not have a written agreement with Kaplan Educational Centers.

•	JobDirect.com. We have a relationship with JobDirect.com that enables students who visit our Web site to search for part-time and full-time jobs and internships. JobDirect.com is an online database for employers to target, search and find prospective job candidates from the college market. Our agreement with JobDirect.com terminates December 31, 2000, but is subject to cancellation with 60 days written notice.

      As we add other product and service offerings, we plan to enter into similar arrangements to support our growth.

Partnership Program

      As of December 31, 1999, we were the exclusive new textbook supplier for 22 institutions. At these institutions, which include smaller, traditional four-year colleges, private high schools, distance learning programs and continuing and professional education programs, we work directly with our partners to market our services to their students. By partnering with private high schools, we reach students early, enabling us to extend our brand and establish a customer relationship with students prior to their attending college. Distance learning programs, in particular, represent a growing market that the traditional campus bookstore cannot efficiently serve. According to International Data Corporation, over 50% of college students have indicated an interest in distance learning. As a result, IDC estimates that over 84% of higher education institutions will offer distance learning programs and that the number of students taking such courses will increase by more than 30% per year before 2002.

      Our exclusive relationships generally are for a period of up to four years and automatically renew on a year-to-year basis. For each school that has an intranet, we create and maintain a “virtual” bookstore directly on their site. When students click on the school’s “virtual” bookstore, they link directly to a co-branded Web site. Our partner schools receive a share of the revenues their students generate. By taking advantage of the convenience and cost-savings of this program, our partner schools provide a valuable service to their students.

Fulfillment

      We fulfill all of our textbook orders through Baker & Taylor, a leading distributor of books, videos and music products with whom we have a series of written agreements, each of which are scheduled to expire on October 1, 2002 with automatic renewal for one year unless either party elects in writing not to renew. The agreements are terminable upon up to 30 days’ notice by either party in the event of a default. Under these agreements with Baker & Taylor, we agree to provide Baker & Taylor with our written demand forecasts for each upcoming semester and we agree to use Baker & Taylor as our principal supplier of textbooks and drop-ship and fulfillment services. We pay fees and expenses related to the services Baker & Taylor provides and we purchase products from Baker & Taylor at a discount to the suggested price. In return, Baker & Taylor agrees not to provide drop-ship services to any online textbook retailer serving students at colleges and universities or distance learning programs located in the United States that require students to purchase textbooks, unless the retailer was an existing customer of Baker & Taylor on or prior to June 10, 1998, the date we initially contracted with Baker & Taylor. Our agreements with Baker & Taylor provide us access to and use of an electronic set of data elements from Baker & Taylor’s title file database which contains bibliographic records. In addition, under these agreements, Baker & Taylor provides us with promotional, customer service, and database management services.

      As a result of the data access our agreements provide, information on availability of book titles is automatically updated on our Web site on an hourly basis from 8:00 a.m. to 10:00 p.m. eastern standard time based on a direct feed from Baker & Taylor, ensuring our customers receive accurate in-stock inventory information. Orders placed on our Web site are automatically transmitted to Baker & Taylor within twenty minutes of their receipt. At the Baker & Taylor warehouse currently used for fulfillment, the order is processed, packaged in a VarsityBooks.com branded box and shipped directly to our customers via UPS so that it arrives within three business days of the placement of the order. We extend a convenient return policy to our customers under which returns are shipped directly to Baker & Taylor to expedite processing. Providing Baker & Taylor with our demand forecasts for each semester helps to ensure they maintain an adequate and relevant inventory to meet the demands of our customers.

Technology

      We use an array of site management, search, customer interaction, transaction-processing and fulfillment services and systems using a combination of proprietary technologies and commercially available, licensed technologies. Our strategy is to license commercially available technology whenever possible rather than seek internally developed solutions.

      Our technology environment is designed to provide:

•	a satisfying customer experience;

•	consistent system availability and good performance;

•	high security for all transactions, particularly, our customers’ commerce transactions;

•	scalability for continued growth; and

•	the collection, maintenance and security of valuable information.

      We currently use a Microsoft Windows NT operating system platform and multiple Compaq application servers that house our Web server and search engine applications. These servers are able to handle applications including accepting and validating customer orders, handling multiple shipment methods and accepting, authorizing and charging customer credit cards. In addition, our system maintains ongoing automated e-mail communications with customers throughout the ordering process. These systems entirely automate many routine communications, facilitate management of customer e-mail inquiries and allow customers to, on a self-service basis, check order status and order history, change their personal information and check subscriptions to personal notification services.

      We manage user requests and other traffic using load balancing devices that work across the entire complement of our hardware. This strategy of balancing traffic allows all customers and site users to enjoy favorable response times and other performance measures, regardless of traffic fluctuations. Although we own and maintain our hardware and software systems, Frontier/ Global Center, located in Herndon, Virginia, hosts our two separate server environments and acts as our Internet service provider and we lease the space in which our hardware system resides from Frontier/ Global Center. A group of in-house systems administrators and network engineers and Frontier/ Global personnel monitor and operate our Web site, network operations and transaction-processing systems.

      Our agreement with Frontier/ Global Center currently provides for service to be provided on an annual basis, subject to renewal. We pay for the space in which our hardware system resides and our Internet access based on our usage, on a monthly basis. We may terminate this agreement on any annual renewal date without penalty.

      We use the Microsoft suite of tools for our development environment, including Site Server Commerce, InterDev and SQL SVR for the database engine. Additionally, we have separate database servers that capture and retain transaction “logs” of all activity that occurs on the site. These log databases can, among other things, trace a transaction from its inception to its completion. Our separate recording database generates and delivers reports and interfaces for our marketing, operations and financial systems.

      We employ SSL data encryption technology to protect credit card data while it is passed from the customer through the site during a purchase transaction. This prevents outside parties from intercepting the customer’s credit card data during transaction processing.

Competition

      Both the e-commerce market and online textbook business are highly competitive. Since the introduction of e-commerce to the Internet, the number of e-commerce Web sites competing for customers’ attention has increased rapidly, and the market for online textbook sales is relatively new, intensely competitive and rapidly changing. We expect future competition to intensify given the relative ease with which new Web sites can be developed. We currently or potentially compete, directly and indirectly, for customers, advertisers and sponsors with the following categories of companies:

•	traditional new textbook retailers, such as campus bookstores;

•	traditional used college textbook retailers, some of which have or are expected to begin online selling;

•	Internet-based textbook retailers such as bigwords.com, ecampus.com (affiliated with Wallace’s Bookstores, Inc.), efollett.com (affiliated with The Follett Corporation) and textbooks.com (affiliated with Barnes & Noble College Bookstores, Inc.);

•	Internet-based general booksellers such as Amazon.com, barnesandnoble.com and Borders.com;

•	general purpose consumer online services such as America Online and Microsoft Network, each of which provides access to student-related content and services;

•	vendors of college student information, merchandise, products and services distributed through other means, including retail stores, direct mail and schools; and

•	Web sites targeted to students generally or to students of a particular school, such as Web sites developed by College Club, CommonPlaces and Student.Net Publishing.

      Part of our strategy is to offer additional products and services. For many of these products and services, there are already other traditional and online retailers offering these products.

      We believe that the principal competitive factors in attracting and retaining student customers are:

•	convenience;

•	discount pricing;

•	selection of available products;

•	customer service;

•	quality of content and navigability tools;

•	brand recognition; and

•	reliability and speed of fulfillment.

      Our success will depend heavily upon our ability to provide a compelling and satisfying shopping experience and advertising environment, as well as our continued ability to attract and retain experienced personnel.

Intellectual Property

      We regard our copyrights, service marks, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, independent contractors, sponsors and others to protect our proprietary rights. We have applied to register VarsityBooks.com as a trademark with the United States Patent and Trademark Office. We received an anticipatory refusal to our application for registration on December 15, 1998 because of a prior-filed application to register VARSITY BOOK for personal computers, peripheral equipment and various hardware items. We filed a response to this anticipatory refusal on June 15, 1999. The examining attorney at the United States Patent and Trademark Office will review that response and decide whether to withdraw the anticipatory refusal, in which case our application would proceed, or to continue it, in which case our application would be suspended until the prior-filed application matures into a registration or is abandoned.

      We may be required to obtain licenses from others to refine, develop, market and deliver new products and services. There can be no assurance that we will be able to obtain any such license on commercially reasonable terms or at all, or that rights granted pursuant to any licenses will be valid and enforceable.

      Domain names are the user’s Internet “address.” Domain names have been the subject of significant trademark litigation in the United States. Domain names derive value from the individual’s ability to remember such names, therefore there can be no assurance that our domain name will not lose its value if, for example, users begin to rely on mechanisms other than domain names to access online resources. The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. There can be no assurance that our domain name will not lose its value, or that we will not have to obtain an entirely new domain name in addition to or in lieu of our current domain name, if such litigation or reform effort results in a restructuring of the current domain name system.

Government Regulation

      Internet Regulation in General. There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted relating to issues such as to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, it may take years to determine whether and how existing laws such as those governing intellectual property ownership and infringement, privacy, libel, copyright, trade mark, trade secret, obscenity, personal privacy, taxation and the regulation of the sale of other specified goods and services apply to the Internet. The requirement that we comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our Internet-based services, increase our cost of doing business or otherwise materially harm our business.

      Privacy Concerns. Federal, state and foreign governments have enacted or may enact laws or consider regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish procedures to:

•	give adequate notice to consumers regarding information collection and disclosure practices;

•	provide consumers with the ability to have personal identifying information deleted from a company’s data;

•	provide consumers with access to their personal information and with the ability to rectify inaccurate information;

•	clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company’s Web site;

•	obtain express parental consent prior to collecting and using personal identifying information obtained from children; and

•	the Federal Children’s Online Privacy Act.

      Such regulation may also include enforcement and redress provisions. While we have implemented programs designed to enhance the protection of the privacy of our users, including children, there can be no assurance that such programs will conform with applicable laws or regulations. Moreover, even in the absence of such regulations, the Federal Trade Commission has begun investigations into the privacy practices of companies that collect information on the Internet. One such investigation has resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the privacy safeguards described above. We may become subject to such an investigation, or the FTC’s regulatory and enforcement efforts may adversely affect the ability to collect demographic and personal information from users, which could have an adverse effect on the our ability to provide highly targeted opportunities for advertisers and e-commerce marketers. Any such developments could harm our business.

      It is also possible that “cookies” may become subject to laws limiting or prohibiting their use. The term “cookies” refers to information keyed to a specific server, file pathway or directory location that is stored on a user’s hard drive, possibly without the user’s knowledge, and which is used to track demographic information and to target advertising. Some of the currently available Internet browsers allow users to modify their browser settings to remove cookies or prevent cookies from being stored on their hard drives. In addition, a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of the use of cookies could limit the effectiveness of our targeting of advertisements, which could harm our ability to generate advertising revenue.

      We currently obtain and retain personal information about our Web site users with their consent. We have a stringent privacy policy covering this information. However, if third persons were able to penetrate our network security and gain access to, or otherwise misappropriate, our users’ personal information, we could be subject to liability. Such liability could include claims for misuses of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources.

      Data Protection. Legislation pending in Congress, if passed, would afford broader rights to owners of databases of information, such as stock quotes and sports scores. Such protection already exists in the European Union. If enacted, this legislation could result in an increase in the price of services that provide data to Web sites. In addition, such legislation could create potential liability for unauthorized use of such data.

      Internet Taxation. A number of legislative proposals have been made at the federal, state and local level, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and some states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium, due to expire in October 2001, on state and local taxes on Internet access or on discriminatory taxes on e-commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal or state taxes may be imposed upon Internet commerce. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities.

      Jurisdiction. Due to the global reach of the Internet, it is possible that, although our transmissions over the Internet originate primarily in the Commonwealth of Virginia, the governments of other states and foreign countries might attempt to regulate Internet activity and our transmissions or take action against us for violations of their laws.

Employees

      As of December 31, 1999, we had 153 full-time employees and approximately 1,675 student representatives, including 634 lead student representatives. Each semester our lead student representatives hire up to 15 representatives each to work on their campus teams. We also hire temporary employees, particularly at the beginning of each school semester, and contract service providers as necessary. As we continue to grow and introduce additional products and services, we expect to hire additional employees, particularly in sales and marketing, online product development and booklist operations. None of our employees is represented by a labor union or is the subject of a collective bargaining agreement. We believe that relations with our employees are good.

Facilities

      Our headquarters are at 2020 K Street, N.W. in Washington, D.C. At this headquarters site, we presently lease an aggregate of approximately 34,000 square feet. Our current lease for this facility expires in February 2003. We believe this space will be sufficient for our needs for approximately twelve months.

Legal Proceedings

      On October 29, 1999, the National Association of College Stores, or N.A.C.S., sued us in the United States District Court for the District of Columbia. In their complaint, N.A.C.S. alleged that we use false and misleading advertisements in our efforts to sell textbooks. Specifically, the complaint alleges that we falsely advertise discounts of 40% on textbooks on our Web site. The complaint also alleges that there is no suggested retail price for textbooks from which to calculate discounts. N.A.C.S. claims that, in making the alleged false and misleading statements, we are implying that N.A.C.S. member stores overcharge students for their textbooks. The complaint requests that we be prevented from claiming in any advertising or promotional material, packaging or the like, or representing in any way, that we offer discounts or percentages off of textbooks, unless we clearly and prominently identify the true basis for the claimed discount, the source of the comparative price we use to determine the discounts we offer and the true percentage of textbooks offered at the stated discounted price. In addition, N.A.C.S. seeks to have us retract all prior claims through prominent statements on our Web site. The complaint does not seek monetary damages, other than attorneys’ fees.

      We believe these claims to be completely without merit. Our Web site and our advertising truthfully state that we offer college textbooks at up to 40% off suggested price. We also believe that the industry data we use to determine the suggested price from which we calculate discounts is appropriate. We have filed a motion to dismiss these claims and are awaiting a ruling on our motion.

MANAGEMENT

Executive Officers, Directors and Key Employees

      The following table presents information about each of our executive officers, directors and key employees.

Name	Age	Position

Eric J. Kuhn	29	Co-founder, Chief Executive Officer, President and Chairman of the Board

Timothy J. Levy	29	Co-founder, Executive Vice President, Development and Director

Richard Hozik	48	Senior Vice President and Chief Financial Officer

Maryann Bastnagel	42	Senior Vice President and Chief Information Officer

Debra Graham	34	Vice President of Marketing

Andrew E. Green	30	Vice President, Operations and Business Development

Jonathan Kaplan	35	Vice President, Communications and Strategic Planning

Helen Kim	32	Vice President of Marketing

Jonathan N. Grayer(2)	34	Director

Allen L. Morgan(1)(2)	46	Director

Andrew J. Oleszczuk(1)	43	Director

Gene Riechers(1)(2)	44	Director

James S. Ulsamer	49	Director

(1)  Member of the compensation and stock option committee.

(2)  Member of the audit committee.

      Eric J. Kuhn co-founded VarsityBooks.com and has served as our Chief Executive Officer and Chairman of the Board since our inception. He has also served as our President since June 1999. From August 1997 to April 1998, Mr. Kuhn practiced law at Greenberg Traurig Hoffman Lippoff Rosen and Quentel P.A. in Miami, Florida, and from September 1996 to July 1997, practiced law at Kaye, Scholer, Fierman, Hays & Handler L.L.P. in New York, New York. Mr. Kuhn serves on the board of directors of the Electronic Commerce Forum, a public/private organization representing the interests of the emerging electronic commerce industry. Mr. Kuhn received a B.A. with honors from Haverford College in 1993 and a J.D. with honors from The George Washington University Law School in 1996.

      Timothy J. Levy co-founded VarsityBooks.com and has served as a Director since our inception. He has served as our Executive Vice President, Development since June 1999. From December 1997 to June 1999, Mr. Levy served as our President. From September 1997 to April 1998, Mr. Levy practiced law at Arent Fox Kintner Plotkin & Kahn, P.L.L.C. in Washington, D.C. From August 1996 to August 1997, Mr. Levy served as a judicial clerk for the Hon. William A. Dreier, Presiding Judge, Appellate Division of New Jersey. Mr. Levy serves on the board of directors of the Electronic Commerce Forum, a public/private organization representing the interests of the emerging electronic commerce industry. Mr. Levy received a B.A. from Columbia University in 1992 and a J.D. with honors from The George Washington University Law School in 1996.

      Richard Hozik has served as our Senior Vice President and Chief Financial Officer since June 1999. From November 1995 through May 1999, Mr. Hozik served as Senior Vice President and Chief Financial Officer of LCC International, Inc., a publicly-traded radio frequency engineering and wireless telecommunications consulting company. From October 1992 through October 1995, Mr. Hozik served as Senior Vice President and Chief Financial Officer of the J.E. Robert Companies, a privately held real estate investment and management company. Mr. Hozik is a Certified Public Accountant and received a B.S. in Accounting from the University of Maryland in 1973.

      Maryann Bastnagel has served as our Senior Vice President and Chief Information Officer since May 1999. From June 1997 to May 1999, Ms. Bastnagel served as the Senior Vice President of Travel Services International, Inc., a distributor of specialized leisure travel services. From February 1989 to June 1997, Ms. Bastnagel served as the Vice President of Business Technology Strategy of Marriott International. Ms. Bastnagel received a B.A. and a B.S. from the University of Maryland at College Park in 1979 and 1985, respectively. She also received an M.S. from Johns Hopkins University in 1989.

      Debra Graham has served as a Vice President of Marketing since November 1998. From 1995 to 1998, Ms. Graham was at Dean & Company where, as a Manager, she focused on retail and high-tech marketing. From 1993 to 1995, Ms. Graham worked in brand management at Procter & Gamble. Ms. Graham received an A.B. from Harvard and Radcliffe Colleges in 1988 and a M.B.A. from Harvard Business School in 1993.

      Andrew E. Green has served as our Vice President of Operations and Business Development since October 1998. From September 1996 to October 1998, Mr. Green practiced law in the Cyberlaw and Communications groups at Wiley, Rein & Fielding in Washington, D.C. Mr. Green received a B.A. from the University of California, Berkeley in 1991 and a J.D. with honors from The George Washington University Law School in 1996.

      Jonathan Kaplan has served as our Vice President of Communications and Strategic Planning since October 1999. From 1994 to 1999, Mr. Kaplan worked in the Clinton Administration, most recently in the White House as Special Assistant to the President for Economic Policy and Chief of Staff of the National Economic Council. From 1992 to 1994, Mr. Kaplan practiced law at Covington & Burling in Washington, D.C. where he specialized in general litigation matters. Mr. Kaplan received an A.B. (with honors) from Harvard College in 1986 and a J.D. from the Boston University School of Law in 1992.

      Helen Kim has served as a Vice President of Marketing since May 1999. From 1997 to May 1999, Ms. Kim was with SRI Consulting, a subsidiary of Stanford Research Institute. From 1995 to 1997, Ms. Kim served as the Director of Marketing and Corporate Development for Rally’s Inc. Ms. Kim received a B.A. from the University of Virginia in 1989 and an M.B.A. from Darden Business School at the University of Virginia in 1994.

      Jonathan N. Grayer has served as a Director since April 1999. Since July 1994, Mr. Grayer has served as the President and Chief Executive Officer of Kaplan Educational Centers, a provider of educational and career services. Mr. Grayer received an A.B., with honors, from Harvard College in 1986 and an M.B.A. from Harvard Business School in 1990.

      Allen L. Morgan has served as a Director since February 1999. Since January 1999, Mr. Morgan has been a General Partner of the Mayfield Fund, a venture capital fund. From May 1997 to December 1998, Mr. Morgan was a partner in the corporate department of Latham & Watkins in Menlo Park, California. From November 1982 to May 1997, Mr. Morgan was a partner in the corporate department of Wilson, Sonsini, Goodrich & Rosati in Menlo Park, California. He received an A.B. from Dartmouth College in 1976, a B.A. and M.A. from Oxford University in 1978 and 1983, respectively, and a J.D. from the University of Virginia in 1981.

      Andrew J. Oleszczuk has served as a Director since September 1999. Since August 1998, Mr. Oleszczuk has been the President of Tribune Ventures, a division of Tribune Company. From November 1993 to July 1998, Mr. Oleszczuk served as Vice President of Development at Tribune Company. Mr. Oleszczuk received a B.A. from Northwestern University in 1978 and an M.B.A. from the Wharton Graduate School of Business in 1980.

      Gene Riechers has served as a Director since February 1999. Since 1996, Mr. Riechers has served as the Managing Director of FBR Technology Venture Partners L.P., a venture capital fund. From December 1995 to December 1996, Mr. Riechers served as the Chief Financial Officer of CyberCash, Inc., an Internet payment systems company. From September 1993 to December 1995, he served as Chief Financial Officer and Vice President, Business Development of Online Resources & Communications Corp. Mr. Riechers also serves as a director of LifeMinders.com, Inc. and webMethods, Inc. Mr. Riechers received a B.S. from Pennsylvania State University in 1977 and an M.B.A. from Loyola College in 1984.

      James S. Ulsamer has served as a Director since July 1998. Mr. Ulsamer has served as President of Baker & Taylor Retail, a division of Baker & Taylor Corporation, a distributor of books, music and videos, since July 1999 and as Executive Vice President of Baker & Taylor since June 1994. From June 1994 to July 1999, he also served as President of Baker & Taylor Books. Mr. Ulsamer earned a B.A. in Economics from Rutgers University in 1972.

Board of Directors

      Our board of directors is divided into three classes, designated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders commencing in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. Messrs. Oleszczuk and Ulsamer are Class I directors whose terms expire at the 2000 annual meeting of the stockholders. Messrs. Grayer, Levy and Morgan are Class II directors whose terms expire at the 2001 annual meeting of the stockholders. Messrs. Kuhn and Riechers are Class III directors whose terms expire at the 2002 annual meeting of stockholders. With respect to each class, a director’s term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. This classification of our board of directors, when taken in conjunction with other provisions of our sixth amended and restated certificate of incorporation, may delay or prevent a change in control of our company.

Board Committees

      Our board of directors has established an audit committee and a compensation and stock option committee.

      The audit committee reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The audit committee consists of Messrs. Grayer, Morgan and Riechers.

      The compensation and stock option committee determines the salaries and benefits for our employees, consultants, directors and other individuals compensated by our company. In addition, the compensation and stock option committee administers our stock option plan. The compensation and stock option committee consists of Messrs. Morgan, Oleszczuk and Riechers.

Director Compensation

      Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and the granting of stock options, directors are not compensated for their services as directors. Our directors are eligible to participate in our stock option plan. As of December 31, 1999, we had granted to Mr. Kuhn an option to purchase 138,052 shares at an exercise price of $0.30 per share and an option to purchase 441,010 shares at an exercise price of $10.00 per share. On December 15, 1999, Mr. Grayer exercised an option to purchase 90,000 shares of stock subject to repurchase by us in the event Mr. Grayer no longer serves on our board.

Compensation Committee Interlocks and Insider Participation

      No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor have any such interlocking relationships existed in the past.

Executive Compensation

      The following table sets forth information concerning all compensation we paid our Chief Executive Officer during the year ended December 31, 1998. We did not pay any executive over $100,000 in 1998.

Summary Compensation Table

	Annual Compensation		All
			Other
Name and Principal Position	Salary	Bonus	Compensation

Eric J. Kuhn	$57,000	$—	—
Chief Executive Officer

Option Grants During Fiscal 1998

      Mr. Kuhn was not granted any options or stock appreciation rights in 1998. In August 1999, we granted Mr. Kuhn an option to purchase 138,052 shares of our common stock at an exercise price of $0.30 per share. In December 1999, we granted Mr. Kuhn an option to purchase 441,010 shares of our common stock at an exercise price of $10.00 per share. Both options vest ratably each month from the date of grant for four years.

Option Exercises and Fiscal Year-End Option Values

      Mr. Kuhn did not exercise any options to purchase securities during 1998 and did not hold any such options as of December 31, 1998.

Agreements Regarding Employment

      We have entered into agreements with Mr. Kuhn and Mr. Levy.

      Compensation. The compensation of Mr. Kuhn and Mr. Levy is determined by the board of directors provided that, according to their respective agreements, Mr. Kuhn will receive a salary of not less than $160,000 per year and Mr. Levy will receive a salary of not less than $150,000 per year. Effective August 1, 1999 the board of directors has determined that Mr. Kuhn will receive an annual salary of $160,000 and Mr. Levy will receive an annual salary of $150,000. In addition, Mr. Kuhn and Mr. Levy are eligible for cash performance bonuses of up to 25% of their base salary.

      Stock Option Grants. The board of directors may grant stock options to Mr. Kuhn and Mr. Levy.

      Termination of Agreements. Mr. Kuhn’s and Mr. Levy’s agreements may be terminated with or without cause by either Mr. Kuhn, Mr. Levy or us. If we terminate the agreement of either Mr. Kuhn or Mr. Levy with cause, or if either resigns without good reason, he is only entitled to his base salary through the date of termination. If we terminate the agreement of either Mr. Kuhn or Mr. Levy without cause or if either Mr. Kuhn or Mr. Levy resign for good reason, he is entitled to his base salary through the date of termination, together with his pro-rata bonus. In lieu of any further salary or bonus payments to Mr. Kuhn or Mr. Levy, we will pay an amount equal to twelve months’ salary, payable in twelve equal installments after termination of his employment. If there is a change in control of the Company, and if at anytime thereafter the employment of Mr. Kuhn or Mr. Levy is terminated without cause, or if Mr. Kuhn or Mr. Levy terminate his employment with good reason, we will pay his base salary through the date of termination at the rate in effect at the time, together with pro-rata bonus. In lieu of any further salary or bonus payments to Mr. Kuhn or Mr. Levy, we will pay a severance payment in an amount equal to 150% of their base salary in effect as of termination.

      Noncompetition and Confidentiality. Neither Mr. Kuhn nor Mr. Levy may compete with us during the term of his employment and neither may solicit our employees for a period of twelve months immediately following the termination of his relationship with us for any reason, whether with or without cause.

      Confidentiality and Assignment of Investors. Mr. Kuhn and Mr. Levy are also bound by confidential information and invention assignment agreements that prohibit them from, among other things, disseminating or using confidential information about our business or clients in any way that would be adverse to us. Mr. Kuhn and Mr. Levy have agreed to assign to VarsityBooks.com all inventions which they may develop during their respective terms of employment.

Stock Option Plan

      We have adopted our 1998 Stock Option Plan. The plan provides for grants of incentive stock options and nonqualified stock options to our employees, consultants, advisors and directors. The plan authorizes the issuance of an aggregate of up to 4,000,000 shares of common stock. As of December 31, 1999, we had options to purchase 1,911,843 shares of common stock outstanding under the plan. We adopted the plan to promote our best interests. We believe that encouraging stock ownership enables us to attract, retain and incent employees, directors, consultants and advisors. In addition, we want to reward those employees, directors, consultants and advisors who contribute to our success.

      The board of directors, or a committee appointed by the board, has the authority to determine the terms of the options, including the exercise price of the options, the number of shares subject to each option, the terms upon which the option may be exercised and the form of consideration payable on such exercise. The exercise price must be at least 100% of fair market value for incentive stock options. Incentive stock options granted to any holder of 10% or more of the combined voting power of all classes of our stock must have an exercise price of not less than 110% of fair market value.

      An option granted pursuant to our stock option plan must be exercised within ten (10) years from the effective date of grant.

      The board of directors may amend or terminate the plan at any time except that such amendment or termination may not adversely affect or alter any right or obligation with respect to any outstanding option, except to allow the outstanding option to qualify as an incentive stock option.

Employee Stock Purchase Plan

      The Employee Stock Purchase Plan will become effective upon the completion of this offering. A total of 500,000 shares of common stock are available for issuance under the plan. The number of shares of common stock available for issuance under the plan will be increased on the first day of each of our fiscal years during the term of the plan by the lesser of 300,000 shares or 2% of our issued and outstanding common stock as of the last day of the preceding year.

      The plan will be administered by a committee appointed by the board of directors. Employees are eligible to participate if they are customarily employed by us for at least 20 hours per week and more than five months in any fiscal year. The plan permits an eligible employee to purchase our common stock at a discount through accumulated payroll deductions of up to 15% of his or her compensation.

      The plan, which is intended to qualify under Section 423 of the IRS Code, will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, commencing on or about January 1 and July 1 of each year. Each offering period will consist of four consecutive purchase periods of approximately six months’ duration, and at the end of each six month period, an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on December 31, 2001; the initial purchase period is expected to begin on the date of this offering and end on June 30, 2000. Participants generally may not purchase more than 1,000 shares on any purchase date or stock having a value measured at the beginning of the offering period greater than $25,000 in any calendar year.

      Individuals who are eligible employees as of the first business day of each offering period may enter the plan as of that offering period. Once enrolled in the plan, a participant will continue to participate in the plan for future offering periods, until the participant ceases to be an eligible employee, withdraws from the plan or discontinues his or her contributions.

      The purchase price per share will be 85% of the lower of (1) the fair market value of our common stock on the purchase date and (2) the fair market value of a share of our common stock on the last trading day before the offering date, or, in the case of the first offering period under the plan, the price at which one share of our common stock is offered to the public in our initial public offering.

      The board may at any time amend, modify or terminate the plan. The plan will terminate no later than December 17, 2009.

RELATED PARTY TRANSACTIONS

Series A Private Placement

      On August 6, 1998 and on December 3, 1998, we sold an aggregate of 2,071,420 shares of Series A preferred stock at a price of $0.70 per share. Immediately prior to the consummation of this offering, shares of Series A preferred stock will convert into an aggregate of 1,035,706 shares of common stock. The purchasers of Series A preferred stock included the following directors, executive officers, holders of 5% or more of our common stock on a fully converted basis and immediate family members of such persons:

		Number of
		Shares
Name	Relationship	Purchased

Eric J. Kuhn	Chief Executive Officer	35,714

Timothy J. Levy	Executive Vice President, Development	35,714

Jason M. Kuhn and Susan B. Kuhn	Brother and sister-in-law of Mr. Kuhn	17,857

Karen L. Kuhn	Mother of Mr. Kuhn	35,714

Trust for the Benefit of Eric J., Jordan D. and Jason M. Kuhn	Mr. Kuhn and the brothers of Mr. Kuhn	71,428

Deborah R. Levy	Sister of Mr. Levy	14,285

Jeffrey C. Levy	Brother of Mr. Levy	17,857

Linda R. Levy	Mother of Mr. Levy	35,714

Paul G. Levy	Father of Mr. Levy	21,428

      In connection with this private placement, we entered into an investors’ rights agreement and a right of first refusal and co-sale agreement with investors in our Series A preferred stock. The investors’ rights agreement granted the holders of the Series A preferred stock the right to nominate a director to our board and rights to receive information about our financial performance and obligated us to meet operational covenants. The nominee of the Series A preferred stock resigned from our board in September 1999. The right of first refusal and co-sale agreement granted the investors in the Series A preferred stock the ability to purchase any shares of common stock proposed to be sold by Mr. Kuhn or Mr. Levy and, if they were not all purchased by the investors, for the nonpurchasing investors to sell their shares, on a pro rata basis, to the third party purchaser with those proposed to be sold by Mr. Kuhn or Mr. Levy. The holders of the Series A preferred stock have registration rights applicable to the common stock issuable upon conversion of the Series A preferred stock. Other than the registration rights, all other rights under these agreements terminate upon the closing of this offering. None of the rights may be exercised in connection with this offering.

      The sales to our directors, executive officers and holders of 5% or more of our common stock, as well as any other rights granted to them, were on the same terms as those agreed to by third parties on an arm’s-length basis.

Series B Private Placement

      On February 25, 1999, we sold an aggregate of 6,933,806 shares of our Series B preferred stock at a price of $1.44 per share. Immediately prior to the consummation of this offering, shares of Series B preferred stock will convert into an aggregate of 3,466,897 shares of common stock. The purchasers of

Series B preferred stock included the following directors, executive officers, holders of 5% or more of our common stock on a fully converted basis and immediate family members of such persons:

		Number of
		Shares
Name	Relationship	Purchased

Eric J. Kuhn	Chief Executive Officer	19,615

Timothy J. Levy	Executive Vice President, Development	19,615

Jason M. Kuhn and Susan B. Kuhn	Brother and sister-in-law of Mr. Kuhn	8,681

Karen L. Kuhn	Mother of Mr. Kuhn	19,615

Jeffrey C. Levy	Brother of Mr. Levy	17,361

Linda R. Levy	Mother of Mr. Levy	17,361

Paul G. Levy	Father of Mr. Levy	6,944

Mayfield Fund	—	3,004,239

Baker & Taylor, Inc. (subsequently transferred to B&T ENTERPRISES, L.L.C.)	—	354,244

FBR Technology Venture Partners L.P.	—	1,388,889

      In connection with this private placement, we entered into an amended and restated investors’ rights agreement and an amended and restated right of first refusal and co-sale agreement with investors in our Series B preferred stock and Series A preferred stock. The amendments granted the holders of the Series B preferred stock the same rights enjoyed by the holders of the Series A preferred stock. In accordance with those agreements, Mr. Riechers, a designee of FBR Technology Venture Partners L.P., and Mr. Morgan, a designee of Mayfield Fund, have been elected to our board. In addition, the holders of the Series B preferred stock have registration rights applicable to the common stock issuable upon conversion of the Series B preferred stock. Other than the registration rights, all other rights under these agreements terminate upon the closing of this offering. None of the rights may be exercised in connection with the offering. The sales to our directors, executive officers and holders of 5% or more of our common stock, as well as any other rights granted to them, were on the same terms as those agreed by third parties on an arm’s-length basis.

Series C Private Placement

      Between August 27, 1999 and September 21, 1999, we sold an aggregate of 8,928,571 shares of our Series C preferred stock at a price of $3.36 per share. Immediately prior to the consummation of this offering, shares of Series C preferred stock will convert into an aggregate of 4,464,276 shares of common stock immediately prior to completion of this offering. The purchasers of Series C preferred stock included the following directors, executive officers, holders of 5% or more of our common stock on a fully converted basis and immediate family members of such persons:

		Number of
		Shares
Name	Relationship	Purchased

Eric J. Kuhn	Chief Executive Officer	29,750

Richard Hozik	Chief Financial Officer	29,762

Allen L. Morgan	Director	14,881

Roger A. Kuhn and Karen L. Kuhn	Parents of Eric Kuhn	37,203

Jason M. Kuhn	Brother of Eric Kuhn	7,441

Linda R. Levy	Mother of Tim Levy	7,441

Paul G. Levy	Father of Tim Levy	7,441

Tribune Ventures, a division of Tribune Company	—	2,976,191

Carlyle Venture Partners	—	2,232,143

Mayfield Fund	—	1,681,551

FBR Technology Venture Partners L.P.	—	595,239

      In connection with this private placement, we entered into a second amended and restated investors’ rights agreement and a second amended and restated right of first refusal and co-sale agreement with investors in our Series A preferred stock, Series B preferred stock and Series C preferred stock. The amendments granted the holders of the Series C preferred stock the same rights enjoyed by the holders of the Series A and Series B preferred stock. In accordance with those agreements, Mr. Oleszczuk, a designee of the holders of the Series C preferred stock, has been elected to our board. In addition, the holders of the Series C preferred stock have registration rights applicable to the common stock issuable upon conversion of the Series C preferred stock. Other than the registration rights, all other rights under these agreements terminate upon the closing of this offering. None of the rights may be exercised in connection with this offering. The sales to our directors, executive officers and holders of 5% or more of our common stock, as well as any other rights granted to them, were on the same terms as those agreed by third parties on an arm’s-length basis.

AOL/ICQ Transaction

      In connection with the AOL/ICQ transaction, we entered into a third amended and restated investors’ rights agreement. The amendment granted AOL the same rights enjoyed by the holders of the Series A, Series B and Series C preferred stock. In addition, AOL has registration rights applicable to the shares of common stock issuable upon exercise of its warrant. Other than the registration rights, all other rights under this agreement terminate upon the closing of this offering. None of the rights may be exercised in connection with this offering. The terms of this amendment are no more favorable than those that would have been agreed upon by third parties on an arm’s length basis.

Transactions with Baker & Taylor

      On July 10, 1998, we entered into an Equity Investment and Operating Agreement, and other related agreements, with Baker & Taylor, Inc., our principal supplier of textbooks, fulfillment, shipping and handling services and a supplier of promotional, customer service and data base management services. In consideration for Baker & Taylor’s fulfillment and drop-ship services and assistance in developing our product and customer base, we sold Baker & Taylor 535,714 shares of our common stock at par value and granted a warrant to purchase an additional 107,143 shares of our common stock at a weighted average exercise price of $2.33 per share. In accordance with this agreement, James S. Ulsamer was elected to our board.

      In October 1998, we issued to Baker & Taylor a warrant to purchase 50,000 shares of our common stock at an exercise price of $0.20.

      In December 1998, we issued a warrant to purchase 53,571 shares of our common stock at an exercise price of $2.33 in conjunction with a bridge loan from Baker & Taylor in the amount of $500,000.

      In February 1999, we issued a warrant to Baker & Taylor to purchase 5,950 shares of our common stock at an exercise price of $2.33 per share in conjunction with the December 1998 bridge loan.

      In February 1999, we issued to Baker & Taylor a warrant to purchase 62,500 shares of our common stock at an exercise price of $0.22 per share. In addition, we converted a bridge loan note in the amount of $500,000 issued in December 1998 into 173,611 shares of our Series B preferred stock.

      In August 1999, Baker & Taylor transferred its ownership interest in VarsityBooks.com to B&T ENTERPRISES, L.L.C., a limited liability company owned by some of the stockholders of Baker & Taylor.

      Effective October 1, 1999, we entered into a new Operating Agreement with Baker & Taylor and amended the other agreements governing our operating relationship. Baker & Taylor has agreed for a period of 18 months not to provide direct to consumer fulfillment services for any online textbook retailer serving students at colleges and universities, distance learning programs and high schools located in the United States that require students to purchase their textbooks, with the exception of any retailers who were existing customers of Baker & Taylor as of July 10, 1998, the date we initially contracted with Baker & Taylor. In return, we have agreed to use Baker & Taylor as our principal supplier. The exclusivity is automatically extended each semester to remain at 18 months as long as we agree with Baker & Taylor on the amount of inventory they need to acquire for the upcoming semester. The agreement provides that Baker & Taylor would provide its services initially for three years, subject to automatic annual extensions after the initial period.

      We believe the terms of our agreements with Baker & Taylor were on terms no more favorable than those that would have been agreed upon by third parties on an arm’s-length basis.

Indebtedness of Management

      On August 24, 1999, we sold to each of Mr. Kuhn and Mr. Levy 207,077 shares of our common stock at a purchase price of $0.30 per share. Each of Mr. Kuhn and Mr. Levy paid for these shares with a full recourse promissory note. The notes bear interest at a floating rate equal to the current applicable federal rate, which was 5.41% for October 1999, and are due August 1, 2001. The shares purchased by Mr. Kuhn and Mr. Levy are subject to forfeiture based on conditions relating to their continued employment. These conditions lapse with respect to 82,831 shares each on August 1, 2000 and with respect to 124,246 shares each on August 1, 2001. The terms of the sale of the shares of common stock to Mr. Kuhn and Mr. Levy and the terms of the promissory notes executed by Mr. Kuhn and Mr. Levy were negotiated on our behalf by the board of directors, excluding Mr. Kuhn and Mr. Levy. We believe the terms of these transactions with Mr. Kuhn and Mr. Levy were fair to us.

Transactions with Promoters

      Mr. Kuhn and Mr. Levy, each a director or an executive officer, were involved in our founding and organization and each may be deemed a promoter for purposes of the federal securities laws. At our inception, we issued 750,000 shares of common stock to each of Mr. Kuhn and Mr. Levy and received a nominal amount of capital for their initial capitalization. When issued, all 750,000 of the shares purchased by each of Mr. Kuhn and Mr. Levy were subject to forfeiture based on conditions relating to their continued employment. As of December 31, 1999, an aggregate of 694,445 shares remain subject to repurchase by us. These conditions lapse with respect to 13,889 shares for each of Mr. Kuhn and Mr. Levy on the first day of each month until July 1, 2001, at which point our repurchase right expires as to any remaining shares. We believe the terms of these transactions with Mr. Kuhn and Mr. Levy were on terms no more favorable than those that would have been agreed upon by third parties on an arm’s length basis.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 1999, by:

•	each person, or group of affiliated persons, who we know beneficially owns more than five percent in the aggregate of the outstanding shares of our common stock;

•	each of our executive officers named in the Summary Compensation Table;

•	each selling stockholder;

•	each of our directors; and

•	all directors and executive officers as a group.

      Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options or warrants that are exercisable within 60 days of December 31, 1999. Shares issuable under stock options or warrants are deemed outstanding for computing the percentage of the person holding options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based upon 11,610,158 shares of common stock outstanding as of December 31, 1999 (after giving effect to the conversion of all of our outstanding preferred stock to common stock), and 15,610,158 shares of common stock outstanding after the completion of this offering.

      Unless otherwise indicated, the address for each listed stockholder is: c/o VarsityBooks.com Inc., 2020 K Street, N.W., 6th floor, Washington, D.C. 20006. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all shares of common stock.

	Shares of			Shares of
	Common Stock			Common Stock to be
	Beneficially Owned			Beneficially Owned
	Before the Offering		Number of	After The Offering
			Shares Being
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Mayfield Fund(1)	2,342,894	20.2%	—	2,342,894	15.0%

The Carlyle Group(3)	2,108,070	17.7	—	2,108,070	13.3

Tribune Ventures(2)	1,488,095	12.8	—	1,488,095	9.5

FBR Technology Venture Partners L.P.(4)	992,063	8.5	—	992,063	6.4

Eric J. Kuhn(5)	1,038,317	8.9	37,500	1,000,817	6.4

Timothy J. Levy(6)	984,741	8.5	37,500	947,241	6.1

Richard Hozik(7)	14,881	*	—	14,881	*

Allen L. Morgan(8)	2,350,334	20.2	—	2,350,334	15.1

Andrew J. Oleszczuk(9)	1,488,095	12.8	—	1,488,095	9.5

Gene Riechers(10)	992,063	8.5	—	992,063	6.4

Jonathan N. Grayer	90,000	*	—	90,000	*

James S. Ulsamer	—	—	—	—	—

Directors and executive officers as a group (8 persons)	6,958,431	59.7	75,000	6,883,431	44.0

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Includes 1,992,489 shares held by Mayfield IX, 104,868 shares held by Mayfield Associates Fund IV and 245,537 shares held by the Varsity Books Trust, a revocable trust. Mayfield IX Management LLC is the general partner of Mayfield IX and Mayfield Associates Fund IV both of which are Delaware limited partnerships. Mr. Morgan, one of our directors, is a nonmanaging member on Mayfield IX Management LLC. He has no management authority with respect to Mayfield IX Management and disclaims beneficial ownership of our shares held directly by Mayfield IX Management, Mayfield IX, and Mayfield Association Fund IV except to the extent of any pecuniary interest therein. Mayfield Fund, L.P.’s address is 2800 Sand Hill Road, Menlo Park, California 94025

(2)	Tribune Ventures is a division of Tribune Company and is located at 435 North Michigan Avenue, Chicago, Illinois 60611

(3)	The Carlyle Group includes 745,483 shares held by Carlyle Venture Partners, L.P., 155,625 shares held by C/ S Venture Investors, L.P., 116,092 shares held by Carlyle Venture Coinvestment L.L.C. and 98,870 shares held by Carlyle U.S. Venture Partners, L.P., as well as 712,836 shares currently outstanding and 279,164 shares issuable upon exercise of outstanding warrants, all of which are exercisable within the next 60 days at a weighted average exercise price of $1.48 per share held by B&T ENTERPRISES, L.L.C., a limited liability company. TC Group, L.L.C., an affiliate of The Carlyle Group, is the manager of B&T ENTERPRISES, L.L.C. and has sole control over the voting and disposition of the shares held by B&T ENTERPRISES, L.L.C. TC Group, L.L.C. disclaims beneficial ownership of any of the shares held by B&T ENTERPRISES, L.L.C. TCG Ventures, Ltd, an affiliate of The Carlyle Group, is the general partner of both Carlyle Venture Partners, L.P. and C/S Venture Investors, L.P. TCG Ventures, L.L.C., an affiliate of The Carlyle Group, is the general partner of both Carlyle Venture Coinvestment L.L.C. and Carlyle U.S. Venture Partners, L.P. The Carlyle Group’s address is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004.

(4)	The address for FBR Technology Venture Partners L.P. is Potomac Tower, 1001 19th Street North, Arlington, Virginia 22209.

(5)	Includes 999,616 shares currently outstanding and 38,701 shares subject to options exercisable within the next 60 days.

(6)	Includes 984,741 shares currently outstanding.

(7)	Includes 14,881 shares currently outstanding. None of the options held by Mr. Hozik are exercisable within the next 60 days.

(8)	Includes 1,992,489 shares held by Mayfield IX, 104,868 shares held by Mayfield Associates Fund IV, 245,537 shares held by the Varsity Book Trust and 7,440 shares held directly by Mr. Morgan. Except for those shares held by Mr. Morgan, Mr. Morgan disclaims beneficial ownership of all other shares except to the extent of any pecuniary interest therein.

(9)	Includes 1,488,095 shares beneficially owned by Tribune Ventures, a division of Tribune Company. Mr. Oleszczuk is President of Tribune Ventures, and, as such may be deemed to have voting and investment power over such shares. Mr. Oleszczuk disclaims beneficial ownership of these shares.

(10)	Includes 992,063 shares beneficially owned by FBR Technology Venture Partners L.P. Mr. Riechers is a partner of FBR Technology Venture Partners L.P. and, as such, may be deemed to have voting and investment power over such shares. Mr. Riechers disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

      The following summary information is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

      Our authorized capital stock consists of 60,000,000 shares of common stock, $0.0001 par value, and 20,000,000 shares of preferred stock, $0.0001 par value, after giving effect to the filing of our sixth amended and restated certificate of incorporation to delete references to Series A, Series B and Series C preferred stock, which will occur upon conversion of such preferred stock into common stock immediately prior to the closing of this offering, and the subsequent authorization of shares of undesignated preferred stock, as described below.

Common Stock

      As of December 31, 1999, there were 60,000,000 shares of common stock authorized, of which 11,610,158 were outstanding, after giving effect to the conversion of our outstanding preferred stock into common stock. These shares were held of record by 70 stockholders. Following this offering, there will be 15,610,158 shares of common stock outstanding, after giving effect to the sale of the shares of common stock to the public offered hereby and the conversion of our outstanding preferred stock into common stock. In addition, as of December 31, 1999, there were outstanding stock options for the purchase of an aggregate of 1,911,843 shares of common stock, approximately 117,000 of which were exercisable within the next 60 days, and warrants for the purchase of an aggregate of 948,596 shares of common stock, 544,766 of which were exercisable within the next 60 days, assuming completion of this offering.

      Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board of directors may determine from time to time. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

      Our sixth amended and restated certificate of incorporation authorizes 20,000,000 shares of preferred stock. Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, without further vote or action by the stockholders. Our board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of VarsityBooks.com and could adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We currently have no plans to issue any preferred stock.

Warrants

      Upon completion of this offering, AOL will hold a warrant to purchase 494,371 shares of common stock at an exercise price equal to the initial public offering price in this offering. Of these shares, 164,791 will be immediately exercisable and the remaining 329,580 will vest based upon ICQ’s performance under the interactive marketing agreement. In lieu of paying the exercise price in cash, AOL may elect to surrender a portion of the shares of common stock underlying the warrant, using the difference between the per share exercise price of the warrant and the current per share fair market value of the underlying common stock to purchase the remaining shares of common stock. The exercise price of the warrant is subject to adjustment downward in the event we issue shares of common stock at a price below the then current fair market value of the common stock. This warrant expires on December 22, 2006.

      In addition, B&T ENTERPRISES, L.L.C. will hold warrants to purchase 279,164  shares of common stock at a weighted average exercise price of $1.48 per share all of which are currently exercisable. In lieu of paying the exercise price in cash, B&T ENTERPRISES, L.L.C. may elect to surrender a portion of the shares of common stock underlying the warrants, using the difference between the per share exercise price of the warrant and the current per share fair market value of the underlying common stock to purchase the remaining shares of common stock. These warrants expire on dates ranging from October 2, 2003 to February 23, 2004.

      In addition, Pinnacle Bancorp, Inc., Stone Pine VarsityBooks.com LLC, John McKey and Mesirow Financial Inc., as custodian for Mary H. Jochim, hold warrants to purchase an aggregate of 101,186 shares of common stock at an exercise price of $2.33 per share. In lieu of paying the exercise price in cash, these holders may elect to surrender a portion of the shares of common stock underlying the warrants, using the difference between the per share exercise price of the warrant and the current per share fair market value of the common stock to purchase the remaining shares of common stock. All of these warrants are presently exercisable. These warrants expire on dates ranging from December 8, 2003 to February 1, 2004.

      In addition, Campus Pipeline, Inc. has warrants to purchase 75,000 shares of common stock at an exercise price of $6.00 per share. In lieu of paying the exercise price in cash, Campus Pipeline may elect to surrender a portion of the shares of common stock underlying the warrants, using the difference between the per share exercise price of the warrant and the current fair market value of the common stock to purchase the remaining shares of common stock. These warrants expire on dates ranging from December 31, 2000 to July 31, 2001. These warrants are exercisable upon the occurrence of events relating to traffic generated from our distribution agreement with Campus Pipeline. As of December 31, 1999 none of these warrants were exercisable.

Registration Rights

      Convertible Preferred and Common Stock. The 17,933,797 shares of convertible preferred stock outstanding will be automatically converted into 8,966,879 shares of common stock in connection with this offering. Pursuant to the terms of our third amended and restated investors’ rights agreement, all of the holders of our convertible preferred stock outstanding prior to this offering and Baker & Taylor, Eric J. Kuhn and Timothy J. Levy, who hold 11,416,747 shares of outstanding common stock, and AOL, which will hold a warrant to purchase 494,371 shares of common stock, are entitled to specified registration rights with respect to the registration of its shares of common stock under the Securities Act of 1933 (the “Securities Act”). If we propose to register shares of our common stock under the Securities Act, these holders are entitled to notice of the registration and are entitled to include their shares of common stock in the registration at our expense. If the registration is underwritten, the managing underwriters have the right to limit the number of shares included in the registration. Subject to various conditions and limitations, these holders may require us, at our expense but on not more than eight occasions, to file a registration statement under the Securities Act with respect to their shares of common stock. These rights to require registration may not be exercised until 180 days after the date of this prospectus. Subject to various conditions and limitations, these holders may also require us, at our expense, to register their shares of common stock on Form S-3 when we become eligible to use that form. These rights expire five years from the date of this prospectus.

      We are not required to act on any demand registration: (a) in any jurisdiction in which we would be required to execute a general consent to service of process unless we are already subject to service in that jurisdiction; (b) prior to 90 days following the closing date of our initial public offering; (c) if we deliver 30 days’ notice to the holders stating that we intend to file a registration statement for our initial public offering within 90 days; or (d) after we have effected the two demand registrations for any particular series of former-holders of preferred shares granted rights under the agreement.

      In addition, once in any 12 month period, we may delay a registration for 90 days if we provide our holders with a certificate, signed by our president, stating that in the good faith judgment of the board of directors it would be detrimental to us or our shareholders for a registration statement to be filed in the near future.

      Warrant Holders. Pursuant to the terms of its warrants, Campus Pipeline is also entitled to registration rights designated in its registration rights agreement with respect to the registration of its shares of common stock under the Securities Act. If we propose to register shares of the common stock under the Securities Act, other than this offering, holders are entitled to notice of the registration and are entitled to include their shares of common stock in the registration at our expense. If the registration is underwritten, the managing underwriters have the right to limit the number of shares included in the registration. Subject to certain conditions and limitations, holders may require us, at our expense but on not more than one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock. These rights expire five years from the date of this prospectus.

Anti-Takeover Effects of Certain Provisions Of Delaware Law and Our Certificate of Incorporation and Bylaws

Section 203 of the General Corporation Law

      We are subject to Section 203 of the General Corporation Law of the State of Delaware, or DGCL, which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. This restriction applies unless:

•	prior to the date the stockholder became an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to various exceptions;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person who owns 15% or more of the outstanding voting stock of the corporation, and (i) any entity or person controlling, controlled by or under common control with the entity or person, (ii) any relative or spouse of the person or (iii) any entity in which the entity or person owns 20% or more of any class of voting stock or any trust or estate in which the person has a 20% beneficial ownership interest or for which the person serves in a fiduciary capacity.

Additional Anti-Takeover Provisions

      In addition, some provisions of our sixth amended and restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over-the-market price for the shares held by our stockholders. These provisions include:

      Board of Directors. Our board is divided into three classes of directors serving staggered three-year terms. Our certificate of incorporation authorizes our board to fill vacant directorships or increase the size of the board. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by such removal with its own nominees.

      Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation provides that stockholders may take action only at a duly called annual or special meeting of stockholders and may not take action by written consent. Our certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board, by a committee of the board or a majority of the board, and in no event may the stockholders call a special meeting.

      Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely written notice. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time contemplated at the time of the previous year’s proxy statement, then a proposal shall be received no later than the close of business on the 10th day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever occurs first. The bylaws also include a similar requirement for making nominations at special meetings and specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

      Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the DGCL and the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of VarsityBooks.com by means of a proxy contest, tender offer, merger or otherwise.

      The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. We have provisions in our certificate and bylaws which require a super-majority vote of the stockholders to amend, revise or repeal the anti-takeover provisions described above.

Limitation of Liability and Indemnification Matters

      Our certificate of incorporation provides that, except to the extent prohibited by the DGCL, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under the DGCL, the directors have a fiduciary duty to us that is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction not to be in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	arising under Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

      The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation’s bylaws, any agreement, a vote of stockholders or otherwise. Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was an employee, director or officer of VarsityBooks.com or is or was serving at our request as an employee, director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

      We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification.

      At present, there is no pending litigation or proceeding involving any director, officer or employee as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Transfer Agent And Registrar

      Upon the closing of this offering, the transfer agent and registrar for the common stock will be American Stock Transfer and Trust.

Listing

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “VSTY.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as we describe below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering we will have 15,610,158 shares of common stock outstanding, assuming no exercise of the underwriters over-allotment option or of options and warrants to purchase 2,832,641 shares of common stock that are outstanding as of December 31, 1999. Of the outstanding shares, the shares sold in this offering will be freely transferable, without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

      The remaining 11,535,158 shares of common stock outstanding are restricted securities within the meaning of Rule 144. Holders of restricted shares may sell those shares in the public market only if the sale is registered or if the shares qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

•	Beginning 90 days after the date of this prospectus, approximately 486,627 additional shares will be eligible for sale, subject to volume, manner-of-sale and other limitations under Rule 144.

•	Beginning 180 days after the date of this prospectus, approximately 2,535,712 additional shares will be eligible for sale, all of which will be subject to volume, manner-of-sale and other limitations under Rule 144.

•	The remaining 8,512,819 shares will become eligible for sale under Rule 144 upon the expiration of various one-year holding periods.

      Lock-Up Agreements. All of our officers and directors and stockholders owning 1% or more of our outstanding stock prior to this offering, who will together hold 11,383,243 shares of our common stock or then exercisable options or warrants to purchase common stock after this offering, have signed lock-up agreements with our underwriters under which they agreed during the period ending 180 days after the date of this prospectus, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options, warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have the power of disposition, other than shares acquired on the open market, without the prior written consent of FleetBoston Robertson Stephens Inc.

      Notwithstanding earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are released by FleetBoston Robertson Stephens Inc. There are no existing agreements between the representatives of the underwriters and any of our stockholders providing consent to the sale of shares prior to the expiration of the lock-up period.

      Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any of our affiliates, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 156,102 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares that are “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell the shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

      Rule 701. Our employees, directors, officers, consultants or advisers who purchased common stock from us prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, under written compensatory benefit plans or written contracts relating to the compensation of these persons may rely on Rule 701 with respect to the resale of that stock. Rule 701 also will apply to stock options we grant before we become subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of the options, including exercises after the date of this prospectus. Shares of common stock we issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, may be resold by persons other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner-of-sale provision of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

      Registration Rights. Upon completion of this offering, the holders of approximately 11,416,747 shares of outstanding common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

      Stock Plans. Promptly after this offering, we intend to file a registration statement under the Securities Act covering 4,000,000 shares of common stock issued or reserved for issuance under our Stock Option Plan and a second registration statement covering 500,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan. We expect these registration statements to become effective as soon as practicable after the effective date of this offering.

      As of December 31, 1999, options to purchase 1,911,843 shares of our common stock were issued and outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations and holding period requirements applicable to our affiliates and the expiration of lock-up agreements.

UNDERWRITING

      The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Thomas Weisel Partners LLC, Friedman, Billings, Ramsey & Co., Inc. and DLJdirect Inc. have severally agreed with us and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling stockholders the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all shares if any are purchased.

Number of
Underwriter	Shares

FleetBoston Robertson Stephens Inc.

Thomas Weisel Partners LLC

Friedman, Billings, Ramsey & Co., Inc.

DLJdirect Inc.

Total	4,075,000

      The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $     per share, of which $     per share may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

      Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations among us and the representatives of the underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

      The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Over-Allotment Option

      We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 611,250 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 611,250 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

      The following table summarizes the compensation to be paid by VarsityBooks.com and the selling stockholders to the underwriters:

Total

		Without	With
	Per Share	Over-allotment	Over-allotment

Public offering price	$	$	$

Underwriting Discounts and Commissions payable by VarsityBooks.com

Underwriting Discounts and Commissions payable by the selling stockholders

      We estimate that the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,025,650.

      Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 104 filed public offerings of equity securities, of which 79 have been completed, and has acted as a syndicate member in an additional 54 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

      FBR Technology Venture Partners L.P., an affiliate of Friedman, Billings, Ramsey & Co., Inc., owns 1,388,889 shares of Series B preferred stock and 595,239 shares of Series C preferred stock.

Directed Share Program

      The underwriters have reserved up to five percent of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise connected to us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

Internet Distribution

      DLJdirect Inc. will make allocations of securities distributed by it in this offering through the use of the Internet. Approximately two to three weeks prior to the scheduled offering date, DLJdirect will post on its Web site (www.dljdirect.com) a brief description of the offering which contains only the information permitted under Rule 134. At that time, DLJdirect will also send an e-mail to all DLJ direct account holders with $100,000 or more in assets in their accounts advising them of the offering. These account holders will have access to the preliminary prospectus by links on the DLJdirect Web site. DLJdirect will allocate the shares it has underwritten based on its subjective judgment of what is in the best interest of the issuer, considering the following criteria with respect to the account holders expressing an interest in the offering: asset level of the account, trading history of the account, tenure of the account at DLJdirect and post-offering activity in previous offerings.

      fbr.com, a division of FBR Investment Services, Inc., which is an affiliate of Friedman, Billings, Ramsey & Co., Inc., will also be facilitating Internet distribution for this offering. Friedman, Billings, Ramsey & Co., Inc. has agreed to allocate a limited number of shares to fbr.com for sale to its online brokerage account holders. An electronic prospectus is available on the Web site maintained by fbr.com.

      Other than the prospectus in electronic format, the information on the DLJdirect and fbr.com Web sites relating to this offering is not a part of this prospectus and has not been approved and/or endorsed by us or any underwriter, and should not be relied upon by prospective investors.

Indemnity

      The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-Up Agreements

      Each director, officer and stockholder owning more than 1% of the outstanding common stock, who will together hold 11,383,243 shares of our common stock or then exercisable options or warrants to purchase common stock after this offering, including each selling stockholder, has agreed, during the period ending 180 days after the date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options, warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, other than: (a) shares acquired on the open market; (b) as a bona fide gift, provided the recipient(s) agree to be bound by the lock-up agreement; (c) as a distribution to partners or shareholders, provided the recipient(s) agree to be bound by the lock-up agreement; or (d) with the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives of the underwriters and any of our stockholders providing consent to the sale of shares prior to the expiration of the lock-up period.

      In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to specified exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, and the issuance of common stock upon the exercise of outstanding options and the issuance of options under existing stock option and incentive plans, provided that those options do not vest prior to the expiration of the lock-up period.

Listing

      We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol “VSTY.”

Stabilization

      The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “syndicate covering transaction” is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A “penalty bid” is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Shaw Pittman, a law partnership including professional corporations, located in McLean, Virginia. Jack L. Lewis, whose professional corporation is a member of Shaw Pittman, serves as our secretary. Hale and Dorr LLP, located in Washington, D.C. will serve as legal counsel to the underwriters in this offering.

EXPERTS

      The financial statements as of and for the year ended December 31, 1998, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure

      Our board of directors appointed PricewaterhouseCoopers LLP as our independent accountants on October 8, 1999 to replace KPMG LLP. We dismissed KPMG on September 22, 1999 as a result of a disagreement in accounting principle. The dismissal of KPMG was recommended and approved by our audit committee and approved by our board of directors.

      KPMG did not issue a report on our financial statements for any period as a result of the disagreement in accounting principle. The disagreement arose regarding the classification in our statement of operations of certain amounts paid to Baker & Taylor. Under an operating agreement with Baker & Taylor, which is a related party, we purchase books, pay to Baker & Taylor shipping and handling costs representing incremental charges for drop shipping services and receive from Baker & Taylor certain fulfillment services. We had proposed to classify, based on discussions with Baker & Taylor and industry practice, the value of such fulfillment services as marketing and sales expenses in our statement of operations in recognition of the value of those services provided by Baker & Taylor. We believe that the full value of such services is not separately invoiced to us by Baker & Taylor but is included in part by Baker & Taylor in the cost of books purchased by us. KPMG disagreed with our proposed approach. KPMG believes that the invoiced amount for books purchased from Baker & Taylor should be included in the cost of products. KPMG has informed us that they believe, based on their discussions with Baker & Taylor, that the pricing of books sold to us, based on an agreed upon discount from list price, is consistent with Baker & Taylor’s pricing for other similar customers. KPMG has also informed us that a prospective change to the distribution agreement between us and Baker & Taylor to recharacterize the elements of the cost of purchased books that did not change the substance of the agreement with Baker & Taylor should not be a basis for reclassification of costs in our statement of operations. We disagree with the use of the word “recharacterize” as the marketing and sales expenses were not “recharacterized.” Marketing and sales services were identified as services to be performed by Baker & Taylor in the agreements. The disagreement was discussed with the audit committee and with the full board of directors.

      The matter related to the disagreement affects the measurement of our gross profit. Under our proposal, we would have reported higher gross profit and higher marketing and sales expenses. Under the approach required by KPMG, we would have reported lower gross profit and lower marketing and sales expenses. The disagreement did not affect net sales, loss from operations, net loss, net loss available to common stockholders or related per share amounts or any line item in our balance sheets, statements of stockholders’ equity or cash flows or related notes to the consolidated financial statements.

      We have subsequently accepted the position of KPMG with respect to the inclusion of the value of fulfillment costs as a component of cost of products for the year ended December 31, 1998 and the nine month periods ended September 30, 1998 and 1999. In addition, subsequent to September 22, 1999 we decided to present in our statement of operations cost of products, shipping expenses and marketing and sales expenses as separate components of operating expenses and to omit the disclosure of gross margin.

      As discussed further in “Related Party Transactions — Transactions with Baker & Taylor,” effective October 1, 1999 we have amended the documents governing our relationship with Baker & Taylor. The amendment provides for assignment of separate values to the separate fulfillment services provided by Baker & Taylor: supply of books, shipping services and other services, including Web site content, customer database management and placement of promotional literature in packages to be sent to customers. Such assignment is based on the relative fair value of each element as determined by Baker & Taylor. Effective with the amendment of our agreement with Baker & Taylor on October 1, 1999, we will include in “cost of products — related party” in our statement of operations the cost of purchased books from Baker & Taylor, we will include in “shipping — related party” the cost of shipping charges from Baker & Taylor and we will include in “marketing and sales — related party” the cost of other services charged from Baker & Taylor.

      Prior to our appointment and engagement of PricewaterhouseCoopers, we had not consulted with PricewaterhouseCoopers regarding the type of audit opinion that might be rendered on our financial statements. We discussed with PricewaterhouseCoopers all transactions reflected in our financial statements that we deemed significant, including the disagreement which led to the dismissal of KPMG. We described the relationship of Baker & Taylor, the terms of the original operating agreement and the terms of the amended operating agreement with PricewaterhouseCoopers including specifically the assignment of separate values for the separate services provided by Baker & Taylor to supply Web site content, customer database management and placement of promotional literature in packages sent to customers, those values being based upon the relative fair value of each element as determined by Baker & Taylor. PricewaterhouseCoopers did not take exception to our position to include those costs in “marketing and sales — related party” in the statement of operations for the period after October 1, 1999, subject to its being able to obtain sufficient and objective evidence of the allocation of Baker & Taylor’s billing to the various products and services they provided. PricewaterhouseCoopers also did not take exception to the historical treatment of those costs as a part of the “cost of product — related party” up to the date of the amended agreements with Baker & Taylor.

      We authorized KPMG to respond fully to the inquiries of PricewaterhouseCoopers concerning the subject matter of the disagreement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits, schedules and amendments, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to us and the shares of common stock to be sold in the offering, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

      You may read and copy all or any portion of the Registration Statement or any other information we file at the Securities and Exchange Commission’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Commission’s Web site (http://www.sec.gov). As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

      We intend to furnish our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

VARSITYBOOKS.COM INC.

Report of Independent Accountants

To the Board of Directors and Stockholders

VarsityBooks.com Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of VarsityBooks.com Inc. and its subsidiaries at December 31, 1998 and September 30, 1999, and the results of their operations and their cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

McLean, Virginia

December 10, 1999

VARSITYBOOKS.COM INC.

Consolidated Statements of Operations
(In thousands, except share and per share data)

			Nine Months Ended
			September 30,
	Year Ended

	December 31, 1998		1998		1999

				(unaudited)

Net sales:

Product		$122		$89		$8,325

Shipping		10		7		541

Total net sales		132		96		8,866

Operating expenses:

Cost of product — related party		115		79		7,710

Cost of shipping — related party		10		7		723

Equity transactions — related party		798		708		169

Marketing and sales:

Non-cash compensation	$53		$8		$538

Other marketing and sales	536	589	134	142	12,852	13,390

Product development:

Non-cash compensation	69		60		72

Other product development	627	696	202	262	2,461	2,533

General and administrative:

Non-cash compensation	24		17		876

Other general and administrative	593	617	213	230	2,778	3,654

Total operating expenses		2,825		1,428		28,179

Loss from operations		(2,693)		(1,332)		(19,313)

Other income (expense):

Interest income		16		6		223

Interest expense		(12)		—		(67)

Total other income		4		6		156

Net loss		(2,689)		(1,326)		(19,157)

Preferred stock dividends		—		—		682

Net loss applicable to common stockholders		$(2,689)		$(1,326)		$(19,839)

Net loss per share (basic and diluted):

Net loss		$(1.53)		$(0.80)		$(9.08)

Preferred stock dividends		—		—		(0.32)

Net loss applicable to common stockholders		$(1.53)		$(0.80)		$(9.40)

Pro forma (unaudited)		$(1.27)				$(2.99)

Shares used in computation of basic and diluted loss per share		1,755,536		1,660,714		2,111,621

Shares used in computation of pro forma basic and diluted loss per share (unaudited)		2,125,397				6,411,494

      See accompanying notes to consolidated financial statements.

VARSITYBOOKS.COM INC.

Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 1998	September 30, 1999

ASSETS

Current assets:

Cash and cash equivalents	$1,481	$28,630

Accounts receivable, net of allowance for doubtful accounts of $-0- at December 31, 1998 and September 30, 1999	1	881

Prepaid expenses and other	164	700

Total current assets	1,646	30,211

Fixed assets, net	100	1,122

Other assets	—	132

Total assets	$1,746	$31,465

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable (including $28 and $189 with related party at December 31, 1998 and September 30, 1999, respectively)	$656	$1,901

Accrued marketing expenses	—	5,317

Other accrued expenses and other current liabilities	17	1,273

Taxes payable	8	504

Accrued employee compensation and benefits	16	407

Convertible notes payable (including $421 with related party)	1,148	—

Total current liabilities	1,845	9,402

Commitments and contingencies

Stockholders’ equity:

Series A convertible preferred stock: $.0001 par value, 2,071,420 shares authorized, issued and outstanding (liquidation preference of $1,450 at December 31, 1998 and September 30, 1999)	—	—

Series B convertible preferred stock: $.0001 par value, 6,933,806 shares authorized, issued and outstanding at September 30, 1999 (liquidation preference of $10,457 at September 30, 1999)	—	1

Series C convertible preferred stock: $.0001 par value, 9,755,633 shares authorized; 8,928,571 shares issued and outstanding at September 30, 1999 (liquidation preference of $30,210 at September 30, 1999)	—	1

Common stock, $.0001 par value, 9,100,000 and 27,932,927 shares authorized, 2,035,714 and 2,539,604 shares issued and outstanding at December 31, 1998 and September 30, 1999, respectively	—	—

Additional paid-in capital	2,798	50,509

Notes receivable from stockholders	—	(124)

Deferred compensation	(208)	(6,478)

Accumulated deficit	(2,689)	(21,846)

Total stockholders’ (deficit) equity	(99)	22,063

Total liabilities and stockholders’ equity	$1,746	$31,465

      See accompanying notes to consolidated financial statements.

VARSITYBOOKS.COM INC.

Consolidated Statements of Stockholders’ (Deficit) Equity
Year ended December 31, 1998 and
Nine months ended September 30, 1999
(In thousands, except share data)

	Series A		Series B		Series C
	Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional
									Paid-in
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital

Balance at December 31, 1997		$—		$—		$—		$—	$—

Issuance of common stock							2,035,714	—	642

Issuance of series A convertible preferred stock	2,071,420	—							1,433

Issuance of warrants:

Related party									155

Convertible debt ($79 from issuance to related party)									214

Deferred compensation									354

Net loss

Balance at December 31, 1998	2,071,420	—		—		—	2,035,714	—	2,798

Issuance of common stock							89,736	—	20

Issuance of series B convertible preferred stock			5,996,306	1					8,552

Conversion of convertible notes to series B preferred stock			937,500						1,160

Issuance of series C convertible preferred stock					8,928,571	1			29,899

Issuance of warrants:

Related party									169

Convertible debt									31

Deferred compensation									7,756

Loans to stockholders							414,154	—	124

Net loss

Balance at September 30, 1999	2,071,420	$—	6,933,806	$1	8,928,571	$1	2,539,604	$—	$50,509

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Notes
	Receivable from	Deferred	Accumulated
	Stockholders	Compensation	Deficit	Total

Balance at December 31, 1997	$—	$—	$—	$—

Issuance of common stock				642

Issuance of series A convertible preferred stock				1,433

Issuance of warrants:

Related party				155

Convertible debt ($79 from issuance to related party)				214

Deferred compensation		(208)		146

Net loss			(2,689)	(2,689)

Balance at December 31, 1998	—	(208)	(2,689)	(99)

Issuance of common stock				20

Issuance of series B convertible preferred stock				8,553

Conversion of convertible notes to series B preferred stock				1,160

Issuance of series C convertible preferred stock				29,900

Issuance of warrants:

Related party				169

Convertible debt				31

Deferred compensation		(6,270)		1,486

Loans to stockholders	(124)			—

Net loss			(19,157)	(19,157)

Balance at September 30, 1999	$(124)	$(6,478)	$(21,846)	$22,063

See accompanying notes to consolidated financial statements.

VARSITYBOOKS.COM INC.

Consolidated Statements of Cash Flows
(In thousands)

		Nine Months
		Ended
		September 30,

	December 31, 1998	1998	1999

		(unaudited)

Operating activities:

Net loss	$(2,689)	$(1,326)	$(19,157)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	6	—	145

Non-cash compensation	146	85	1,486

Amortization of discount on convertible notes payable	12	—	12

Equity transactions with related party and interest expense related to warrants issued	798	708	201

Changes in operating assets and liabilities:

Accounts receivable, net	(1)	(2)	(881)

Prepaid expenses and other	(164)	—	(536)

Accounts payable	656	273	1,245

Accrued marketing expenses	—	—	5,317

Other accrued expenses and other current liabilities	17	29	1,256

Taxes payable	8	6	496

Accrued employee compensation and benefits	16	6	391

Other non-current assets	—	—	(132)

Net cash used in operating activities	(1,195)	(221)	(10,157)

Investing activities:

Additions to fixed assets	(106)	(28)	(1,167)

Purchase of investment securities	(697)	(697)	—

Proceeds from sale of investment securities	698	698	—

Net cash used in investing activities	(105)	(27)	(1,167)

Financing activities:

Proceeds from issuance of convertible notes payable	1,348	—	—

Proceeds from issuance of preferred stock	1,433	1,260	38,453

Proceeds from issuance of common stock	—	—	20

Net cash provided by financing activities	2,781	1,260	38,473

Net increase in cash and cash equivalents	1,481	1,012	27,149

Cash and cash equivalents at beginning of period	—	—	1,481

Cash and cash equivalents at end of period	$1,481	$1,012	$28,630

Supplemental disclosure of cashflow information:

Cash paid for income taxes and interest	$—	$—	$—

Supplemental schedule of noncash investing and financing activities:

Conversion of convertible notes payable to series B preferred stock	$—	$—	$1,160

Issuance of common stock for note receivable	$—	$—	$124

      See accompanying notes to consolidated financial statements.

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Description of Business and Basis of Presentation

      VarsityBooks.com Inc. (the “Company”), an Internet retailer of college textbooks, was incorporated on December 16, 1997 and launched its Web site in August 1998, at which time the Company began generating revenues. In August 1999, the Company established two wholly-owned subsidiaries, CollegeImpact.com Inc. and CollegeOps.com LLC, to assist in the overall management of its marketing and retailing activities, respectively. The Company did not execute any transactions from December 16, 1997 (inception) through December 31, 1997 and had no assets or liabilities as of December 31, 1997.

      In September 1999, the Company’s board of directors authorized the Company to file a registration statement with the Securities and Exchange Commission for the purpose of the initial public offering of the Company’s common stock. Upon the completion of the offering, if requirements set forth in the Certificate of Incorporation are met, all of the Company’s outstanding preferred stock will be converted into shares of common stock and all such outstanding shares of preferred stock will be cancelled and retired.

  Liquidity

      The Company has been successful in completing several rounds of private equity financing with its last round totaling approximately $30 million during August and September 1999. However, the Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. For the year ended December 31, 1998, the Company incurred a loss from operations of approximately $2.7 million and negative cash flows from operations of $1.2 million. For the nine months ended September 30, 1999, the Company incurred a loss from operations of approximately $19.3 million and negative cash flows from operations of $10.2 million. As of December 31, 1998, and September 30, 1999, the Company had accumulated deficits of approximately $2.7 million and $21.8 million, respectively. Management expects operating losses and negative cash flows to continue for the foreseeable future and anticipates that losses will increase significantly from current levels because of additional costs and expenses related to brand development, marketing and other promotional activities, continued expansion of booklist operations, continued development of the Company’s Web site and information technology infrastructure, expansion of product offerings and development of relationships with other businesses. Certain of these costs could be reduced if working capital decreased significantly. Failure to generate sufficient revenues, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company’s results of operations and financial condition.

2.  Summary of Significant Accounting Policies

  Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  Use of Estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Interim Financial Statements

      The unaudited consolidated statements of operations and cash flows for the nine months ended September 30, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. In the opinion of management, all

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjustments (consisting of only normally recurring accruals) considered necessary for a fair presentation have been included.

  Fair Value Information

      The carrying amounts of current assets and current liabilities approximate fair value because of the short maturity of these items.

  Cash Equivalents and Concentrations of Credit Risk

      The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of funds held in a money market account in the amounts of $1.5 million and $28.6 million at December 31, 1998 and September 30, 1999, respectively.

      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of its holdings of cash and cash equivalents, including high-quality money market instruments. All such funds are held at a single banking institution. At December 31, 1998 and September 30, 1999, the Company had no significant concentrations of credit risk.

  Reliance on Single Supplier

      The Company relies on a single supplier as its current sole provider of textbooks, fulfillment and shipping services (see note 3). While the Company believes it could obtain these services from other qualified suppliers on similar terms and conditions, a disruption in the supply of these services by the current supplier could materially harm the business. This vendor was a 26% owner of the Company’s common stock at December 31, 1998 (See notes 3 and 7).

      Substantially all of the Company’s computer and communications hardware and software systems are located at a single facility that is owned, maintained and serviced by a third party. As of September 30, 1999, the Company’s future commitment to this third party was $74,000 through July 2000 and $3,500 per month thereafter. Any damage, failure or delay that causes interruptions in the Company’s systems operations could materially harm the Company’s business.

  Fixed Assets

      Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	3 years

Software	18 months

Furniture and fixtures	5 years

  Long-Lived Assets

      In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair market value.

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Revenue Recognition

      The Company recognizes revenue from textbook sales, including sales under the Company’s partnership program, net of any discounts and coupons, when the textbooks are shipped to customers. Outbound shipping charges are included in net revenue. The Company provides allowances for sales returns based on historical experience in the period of the sale. To date, the Company’s revenues have consisted primarily of sales of new textbooks. The Company has also generated revenues through the sale of banner advertisements and co-marketing programs, pursuant to which the Company has arrangements to sell textbooks through other college-oriented Web sites. Revenues from the sale of Internet advertisements are recognized as the related service is provided. Amounts received in advance are deferred. Revenues from the Company’s marketing programs are recognized over the period in which the services are delivered, provided that no significant performance obligations remain and the collection of the related receivable is probable.

  Marketing and Sales

      The Company recognizes advertising expenses in accordance with Statement of Position 93-7 “Reporting on Advertising Costs.” As such, the Company expenses the cost of communication advertising as incurred. Advertising expense was approximately $368,500 for the year ended December 31, 1998 and $100,700 and $8.3 million for the nine months ended September 30, 1998 and 1999, respectively.

      The Company records amounts contractually due under its partnership program as related revenue is earned. Such amounts are included as a component of marketing and sales expense in the accompanying consolidated statements of operations. The Company recognized an expense of approximately $36,000 for payments earned by partnership program schools for the nine months ended September 30, 1999.

  Product Development

      Product development expenses consist principally of payroll and related expenses for Web site development and systems personnel and consultants. To date, all product development costs have been expensed as incurred.

  Stock-Based Compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, in accounting for its employee stock options and complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. APB No. 25 provides that the compensation expense relative to the Company’s employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123.

  Income Taxes

      The Company accounts for income taxes by utilizing the liability method. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Pro forma Net Loss Per Share (unaudited)

      Pro forma basic and diluted net loss per share for the year ended December 31, 1998, and the nine months ended September 30, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the conversion of the Company’s Series A, Series B and Series C convertible preferred stock into shares of the Company’s common stock on a one-to-one basis effective upon the closing of the Company’s initial public offering as if such conversion occurred on January 1, 1998 or at the date of original issuance, if later. Pro forma diluted net loss per share is computed using only the pro forma weighted average number of common shares as the effect of the Company’s convertible notes payable, options and warrants are anti-dilutive.

  Segment Reporting

      The Company operates in one principal business segment across domestic and international markets. International sales are not material. Substantially all of the Company’s operating results and all of its identifiable assets are in the United States.

  Comprehensive Income

      The Company complies with the provisions of SFAS No. 130 “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. During the periods presented, the Company has not had any significant transactions that are required to be reported in comprehensive income.

  Recent Accounting Pronouncements

      In January 1999, the Company adopted Statement of Position No. 98-1, or SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 was effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on the Company’s consolidated financial statements.

      In January 1999, the Company adopted Statement of Position No. 98-5, or SOP 98-5, “Reporting on the Costs of Start-Up Activities.” This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 did not have a material impact on the Company’s consolidated financial statements.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income. SFAS No. 133 is effective for the Company’s fiscal year ending December 31, 2001. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its consolidated financial statements.

3.  Transactions with Baker & Taylor

      On July 10, 1998, the Company entered into an Equity Investment and Operating Agreement, and other related agreements, with Baker & Taylor, Inc. (“Baker & Taylor”), the Company’s current sole supplier of textbooks, fulfillment and shipping services and a supplier of promotional, customer service and data base management services. The principal stockholder of Baker & Taylor is a stockholder of the Company. In July 1998, in consideration for Baker & Taylor’s fulfillment and drop-ship services and assistance in developing the Company’s product and customer base, the Company sold Baker & Taylor

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

535,714 shares of the Company’s common stock at its par value of $.0001 and granted a warrant to purchase an additional 107,143 shares of the Company’s common stock at a weighted average exercise price of $2.33 per share. The Company expensed the excess of the fair value of the common stock over its cost, which was $643,000 in July 1998. The Company also expensed the estimated fair value of the warrant on the date of grant using an established option pricing model since the value of the warrants was insignificant. Also in accordance with this agreement, an executive of Baker & Taylor was elected to the Company’s board of directors.

      In connection with an amendment to the agreement, in October 1998, the Company issued Baker & Taylor a warrant to purchase 50,000 shares of the Company’s common stock at a weighted average exercise price of $0.20 per share. The Company expensed the estimated fair value of the warrant on the date of the grant using an established option pricing model since the value of the warrants was insignificant.

      In December 1998, the Company issued Baker & Taylor a warrant to purchase 53,571 shares of the Company’s common stock at an exercise price of $2.33 per share in conjunction with a bridge loan note from Baker & Taylor in the amount of $500,000. Approximately $79,300 of the proceeds from the bridge loan note was allocated to the purchase price of the warrants based on the relative fair values of the note and warrant (see note 5). In February 1999, the Company issued Baker & Taylor a warrant to purchase 5,950 shares of the Company’s common stock at an exercise price of $2.33 per share in conjunction with the December 1998 bridge loan. The estimated fair value of the warrant on the date of grant of approximately $11,700 is recorded as interest expense in the accompanying consolidated statement of operations for the nine months ended September 30, 1999 (see note 7). The bridge loan note was converted into 173,611 shares of the Company’s series B preferred shares in February 1999 (see note 7).

      In February 1999, the Company issued Baker & Taylor a warrant to purchase 62,500 shares of its common stock at an exercise price of $0.22 per share. The Company recorded expense over the remaining initial contractual term of the agreement for the estimated fair value of the warrant on the date of grant using an established option pricing model.

      In connection with the above transactions, the Company recorded an expense of $797,919 for the year ended December 31, 1998 and $707,876 and $168,634 for the nine months ended September 30, 1998 and 1999, respectively. Such amounts are classified as equity transactions-related party in the accompanying consolidated statement of operations. The fair value of each warrant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0.0%; expected volatility of 74.0%; risk-free interest rate of 6.0%; and expected term of 3 to 5 years.

      In August 1999, Baker & Taylor transferred its ownership interest in the Company to B&T ENTERPRISES, L.L.C., a limited liability company.

4.  Fixed Assets

      Fixed assets, at cost, consist of the following:

	December 31, 1998	September 30, 1999

	(In thousands)

Computer equipment	$101	$1,081

Software	3	175

Furniture and fixtures	2	17

	106	1,273

Less: accumulated depreciation	(6)	(151)

Fixed assets, net	$100	$1,122

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Depreciation and amortization expense was approximately $6,000 for the year ended December 31, 1998 and $145,000 for the nine months ended September 30, 1999.

5.  Convertible Notes Payable

      On December 8, 1998, the Company issued unsecured convertible notes due June 8, 2000 totaling $1.35 million and warrants to purchase 144,642 shares of the Company’s common stock under the terms of a Note and Warrant Purchase Agreement. Of these amounts, $500,000 of the convertible notes and 53,571 warrants were issued to a related party — see note 3. Approximately $214,100 of the proceeds from the notes was allocated to the purchase price of the warrants based on the relative fair values of the notes and the warrants. The warrants have an exercise price of approximately $2.33 per share, are exercisable at any time after issuance and expire on December 9, 2003 (see note 7). Debt discount of approximately $214,000 was recorded as a result of the transaction. Total convertible debt was $1.15 million, including $12,000 as a result of the amortization of discount, at December 31, 1998.

      Both the Company and the holders of the notes had the right to convert the notes plus accrued interest thereon, at the rate of 8% per annum, into Series B preferred stock upon the consummation of a new round of preferred stock financing equal to or greater than $3.0 million, at a price no greater than $2.865 per share. In February 1999, the notes (total of $1.16 million) were converted into 937,500 shares of Series B preferred stock in conjunction with the Company’s Series B preferred stock financing (see note 7) at the same price as the Series B preferred stock of $1.44 per share.

6.  Commitments and Contingencies

  Leases

      The Company leases office space in Washington, D.C. under a noncancelable operating lease. The lease includes a provision for annual rent escalation of 3.0% and requires the Company to pay for a portion of executory costs such as taxes and insurance. The lease expires February 28, 2003. The Company also leases certain office furniture. Future minimum lease payments excluding executory costs, are as follows:

Year ending December 31,	Amount

(In thousands)

1999	$185

2000	205

2001	48

$438

      In September 1999, the Company notified its landlord of its intent to sub-lease its existing space and entered into a three and one-half year lease agreement for space at a different location. Future minimum lease payments related to this lease are $3.2 million (unaudited), as follows (unaudited): $0.1 million in 1999, $0.9 million in 2000, $1.0 million in 2001, $1.0 million in 2002 and $0.2 million in 2003.

      Rent expense under operating leases was approximately $22,000 and $112,000 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. Rent payments in 1998 were made to a related party.

  Legal Proceedings

      On October 29, 1999, the Company was sued by the National Association of College Stores, or N.A.C.S., in the United States District Court for the District of Columbia. In their complaint, N.A.C.S. alleged that the Company uses false and misleading advertisements in its efforts to sell textbooks. Specifically, the complaint alleges that the Company falsely advertises discounts of 40% on textbooks on its Web site. The complaint also alleges that there is no suggested retail price for textbooks from which to

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

calculate discounts. N.A.C.S. claims that, in making the alleged false and misleading statements, the Company is implying that N.A.C.S. member stores overcharge students for their textbooks. The complaint requests that the Company be prevented from claiming in any advertising or promotional material, packaging or the like, or representing in any way, that it offers discounts or percentages off of textbooks, unless the Company clearly and prominently identifies the true basis for the claimed discount, the source of the comparative price it uses to determine the discounts it offers and the true percentage of textbooks offered at the stated discounted price. In addition, N.A.C.S. seeks to have the Company retract all prior claims through prominent statements on its Web site. The complaint does not seek monetary damages, other than attorneys’ fees.

      The Company believes these claims to be completely without merit. The Company’s Web site and its advertising truthfully state that it offers college textbooks at up to 40% off suggested price. The Company also believes that the industry data it uses to determine the suggested price from which it calculates discounts is appropriate. The Company has filed a motion to dismiss these claims and is awaiting a ruling on its motion.

      Management does not believe this lawsuit, even if adversely decided, will have a material effect on the results of operations or financial condition of the Company.

      The Company is a party to various other legal proceedings and claims incidental to their business. Management does not believe that these matters will have a material adverse effect on the results of operations or financial condition of the Company.

7.  Stockholders’ Equity

  Authorized Capital

      At December 31, 1998, the Company was authorized to issue 9,100,000 shares and 2,071,420 shares of common stock and Series A preferred stock, respectively, each having a par value of $.0001 per share.

      At September 30, 1999, the Company was authorized to issue 18,760,859 shares of preferred stock, $.0001 par value per share, and 27,932,927 shares of common stock, $.0001 par value per share. The Company has designated 2,071,420 shares of the authorized preferred stock as Series A preferred stock, 6,933,806 shares as Series B preferred stock and 9,755,633 shares as Series C preferred stock.

  Voting Rights

      Holders of preferred stock are entitled to vote together with holders of common stock. The number of votes granted to preferred stockholders is equal to the number of full shares of common stock into which each share of preferred stock could be converted on the record date of the vote. Special voting rights are provided to preferred stockholders for certain actions, as long a minimum number of preferred shares remain outstanding, such as increasing the size of the board of directors.

  Series A Preferred Stock

      On August 6, 1998 and December 3, 1998, the Company issued an aggregate of 2,071,420 shares of Series A preferred stock at a purchase price of $0.70 per share, resulting in gross proceeds of approximately $1.5 million. Holders of Series A preferred stock are entitled to dividends when and if declared by the board of directors at a rate of $0.056 per annum, per share. The right to such dividend is not cumulative. The Company may not declare or pay any distribution by a dividend or otherwise until the holders of preferred stock first receive a distribution equal to the cumulative dividend due for each outstanding share of preferred stock.

      In the event of a liquidation, dissolution or winding up of the Company, (a “Liquidation Event”) the holders of Series A preferred stock are entitled to a liquidation preference of $0.70 per share plus any

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

declared and unpaid dividends. After payment has been made to the holders of the Series A preferred stock, any remaining assets would be divided pro rata among the holders of common, Series A preferred, Series B preferred, and Series C preferred stock based on the common stock into which they would have the right to acquire upon conversion. The maximum amount allocable to the holders of Series A preferred stock is $1.40 per share. Thereafter, all remaining assets or property shall be distributed to the common shareholders.

      Series A preferred stock is convertible into common stock of the Company by dividing the conversion value per share ($1.40) at the time of conversion by the conversion price, as adjusted.

      Each share of Series A preferred stock is automatically converted into shares of common stock upon the earlier of (i) the affirmative vote or written consent of the holders of more than 66 2/3% of the outstanding shares of the preferred stock or (ii) immediately in the event of an initial public offering in which the aggregate gross proceeds to the Company are at least $7.5 million after deduction of underwriting discounts and commission and offering expenses.

      The sale of common stock or common stock equivalents is subject to a right of first refusal by certain investors.

  Series B Preferred Stock (unaudited)

      In February 1999, the Company issued 6,933,806 shares of Series B preferred stock at a purchase price of $1.44 per share, resulting in gross proceeds of approximately $10.0 million. Holders of Series B preferred stock are entitled to cumulative dividends at a rate of $0.115 per annum, per share, adjusted for any combinations, consolidations or stock dividends payable if and when declared by the board of directors. Dividends accrue from the issue date irrespective of whether the board of directors declares a dividend. Cumulative unpaid dividends are $472,000 at September 30, 1999.

      In the event of a Liquidation Event, the holders of Series B preferred stock are entitled to a liquidation preference of $1.44 per share plus cumulative unpaid dividends. After payment has been made to the holders of the Series A preferred stock of the Series A liquidation amount, to the holders of the Series B preferred stock of the Series B liquidation amount, and to the holders of Series C preferred stock of the Series C liquidation amount, any assets remaining would be divided pro rata among the holders of common, Series A preferred, Series B preferred and Series C preferred stock based on the common stock into which they have the right to acquire upon conversion.

      The maximum amount payable to the Series B Preferred Shareholders is (i) $2.88 per share on or prior to the second anniversary of issuance; (ii) $4.32 per share after the second, but before the third anniversary; and (iii) $5.76 per share after the third anniversary. Thereafter, all remaining assets or property shall be distributed to the common shareholders.

      Notwithstanding the above, in the event of a Liquidation Event each holder of Series B preferred shares may elect to convert its shares of Series B preferred shares into common stock.

      Series B preferred stock is convertible into common stock of the Company by dividing the conversion value per share ($2.88) at the time of conversion by the conversion price, as adjusted. Any accrued and unpaid dividends are forfeited at the time of conversion.

      Each share of preferred stock is automatically converted into shares of common stock without notice on the closing date of a qualifying public offering. A qualifying public offering is defined as the first underwritten public offering by the Company of authorized, but unissued, shares of common stock that is led by a nationally recognized underwriter pursuant to which the gross proceeds to the Company are at least $20.0 million, the per share price of common stock sold in such offering is not less than $5.00 per share, and the pre-offering valuation of the Company is not less than $72.0 million.

VARSITYBOOKS.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the issuance of Series B preferred stock, the Company is required to meet various covenants including board of directors approval of actions such as issuances of long-term debt in excess of $100,000, the sale or other disposition of all or substantially all of the Company’s property or business, and capital expenditures in excess of $100,000. The Company was in compliance with all such covenants at September 30, 1999.

  Series C Preferred Stock (unaudited)

      In August and September 1999, the Company issued an aggregate of 8,928,571 shares of Series C preferred stock at a purchase price of $3.36 per share, resulting in gross proceeds of approximately $30.0 million. Holders of Series C preferred stock are entitled to cumulative dividends at a rate of $0.2688 per annum, per share, adjusted for any combinations, consolidations or stock dividends, payable if and when declared by the board of directors. Dividends accrue from the issue date irrespective of whether the board of directors declares a dividend. Cumulative unpaid dividends are $210,000 at September 30, 1999.

      In the event of a Liquidation Event, the holders of Series C preferred stock are entitled to a liquidation preference of $3.36 per share plus any cumulative unpaid dividends. After payment has been made to the holders of the Series A preferred stock of the Series A liquidation amount, to the holders of the Series B preferred stock of the Series B liquidation amount and to the holders of Series C preferred stock of the Series C liquidation amount, any assets remaining would be divided pro rata among the holders of common, Series A preferred, Series B preferred and Series C preferred stock based on the common stock into which they have the right to acquire upon conversion. The maximum amount payable to the Series C preferred shareholders is (i) $6.72 per share on or prior to the second anniversary of issuance; (ii) $10.08 per share after the second, but before the third anniversary; and (iii) $13.44 per share after the third anniversary. Thereafter, all remaining assets or property shall be distributed to the common shareholders.

      Notwithstanding the above, in the event of a Liquidation Event, each holder of Series C preferred shares may elect to convert its shares of Series C preferred shares into common stock.

      Series C preferred stock is convertible into common stock of the Company by dividing the conversion value per share ($6.72) at the time of conversion by the conversion price, as adjusted. Any accrued and unpaid dividends are forfeited at the time of conversion.

      Each share of preferred stock is automatically converted into shares of common stock without notice on the closing date of a qualifying public offering. A qualifying public offering is defined as the first underwritten public offering by the Company of authorized, but unissued, shares of common stock that is led by a nationally recognized underwriter pursuant to which the gross proceeds to the Company are at least $25.0 million, the per share price of common stock sold in such offering is not less than $11.94 per share, and the pre-money valuation of the Company is not less than $160.0 million if the offering is completed by August 31, 2000 and $180.0 million if completed anytime thereafter.

      In connection with the issuance of Series C preferred stock, the Company is required to meet various covenants including board of director approval of actions such as issuances of long-term debt in excess of $100,000, the sale or other disposition of all or substantially all of the Company’s property or business, and capital expenditures in excess of $100,000. The Company was in compliance with all such covenants at September 30, 1999.

  Warrants

      On December 8, 1998, in connection with the issuance of $1,350,000 convertible promissory notes, the Company issued warrants to purchase 144,642 shares of the Company’s common stock. Additional warrants to purchase 16,065 shares were issued to the holders of the notes in February 1999. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated fair value of the additional warrants on the date of grant of approximately $32,000 is recorded as interest expense in the accompanying unaudited consolidated statement of operations for the nine months ended September 30, 1999 (see notes 3 and 5).

      In April 1999, the Company entered into an agreement with a third party under which a warrant to purchase 25,000 shares with an exercise price of $6.00 per share of the Company’s common stock will be issued upon the achievement of contractual revenues of $30.0, million on or before December 31, 2000, with an additional warrant for 50,000 shares with an exercise price of $6.00 per share which will be exercisable if contractual revenues equal or exceed $80.0, million on or before July 31, 2001. Since the exercisability of these warrants is based on the achievement of uncertain future revenue targets, the Company has not recorded any expense for these warrants. These warrants could result in a significant charge to operating results in the future.

      During 1998, the Company issued warrants to Baker & Taylor, its supplier of textbooks, to purchase up to 107,143 and 50,000 shares of common stock at exercise prices of $2.33 and $0.20 per share, respectively. An additional warrant to purchase up to 62,500 shares of common stock at an exercise price of $0.22 per share was issued to Baker & Taylor in 1999. (See note 3 for a discussion of transactions with Baker & Taylor).

      As of December 31, 1998 and September 30, 1999, no warrants had been exercised. Warrants to purchase 301,786 and 455,350 shares of the Company’s common stock were outstanding at December 31, 1998 and September 30, 1999, respectively. The Company reserved shares of its common stock to issue upon conversion as follows: 1,035,710 for Series A preferred stock, 3,466,903 Series B preferred stock, 4,464,286 for Series C preferred stock, and 455,350 for outstanding warrants.

8.  Stock-Based Compensation

      On October 2, 1998, the Company adopted the 1998 Stock Plan, under which incentive stock options, non-qualified stock options or stock rights, or any combination thereof may be granted to the Company’s employees. The board of directors, or a Committee appointed by the board, administers the Plan and determines the individuals to whom options will be granted, number of options granted, the exercise price and vesting schedule. Options are exercisable at prices established at the date of grant and have a term of ten years. Each optionee has a vested interest in 25% of the option shares upon the completion of one year of service. The remaining balance vests in equal successive monthly installments of 1/36 upon the completion of each of the next 36 months of service. Vested options held at the date of termination may be exercised within three months. The board of directors may terminate the Plan at anytime.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock option activity was as follows:

			Weighted
	Number of		Average
	Stock	Exercise	Exercise
	Options	Price	Price

	(In thousands)

Outstanding, December 31, 1997	—	—	—

Granted	179	$0.20–$0.30	$0.21

Exercised	—	—	—

Cancelled	—	—	—

Outstanding, December 31, 1998	179	—	$0.21

Granted	1,206	$0.30–$6.04	$1.12

Exercised	(20)	$0.20-$0.30	$0.20

Cancelled	(163)	$0.20–$0.30	$0.30

Outstanding, September 30, 1999	1,202	—	$1.11

      The Company has reserved for an additional 893,007 shares of its common stock for future option grants.

      The following table summarizes information about options at September 30, 1999.

Options Outstanding				Options Exercisable

Range of		Weighted Avg.
Exercise	Number	Remaining	Weighted Avg.	Number	Weighted Avg.
Price	Outstanding	Contractual Life	Exercise Price	Outstanding	Exercise Price

	(In thousands)	(years)		(In thousands)
$0.20	83	9.08	$0.20	8	$0.20
$0.30	922	9.66	$0.30	90	$0.30
$6.04	197	9.96	$5.31	1	$6.04

	1,202	9.67	$1.11	99	$0.36

      Options granted during the year ended December 31, 1998 and the nine months ended September 30, 1999, excluding those granted to the Company’s Chief Executive Officer as discussed below, resulted in deferred compensation of $353,737 and $4.2 million, respectively. The amounts recorded represent the difference between the exercise price and the deemed fair value (the fair value per share was derived by reference to the preferred stock values since inception with ratable increases between preferred stock issuance dates) of the underlying common stock on the date of grant. Amortization of deferred compensation was $146,023 for the year ended December 31, 1998, and $85,525 and $1,138,975 for the nine months ended September 30, 1998 and 1999, respectively, and is included in non-cash compensation in the accompanying consolidated statements of operations.

      Effective August 1, 1999, the Company sold 207,077 shares of its common stock to its Chief Executive Officer in exchange for a $62,123 promissory note and 207,077 shares of its common stock to its Executive Vice President, Development in exchange for a $62,123 promissory note. The notes bear interest at the Applicable Federal Rate (5.43% for August 1999) and are due August 1, 2001. The shares vest at a rate of 40% upon the completion of one year of service with the remaining 60% vesting at the end of the second year. Under the terms of the agreement, none of the shares vest if either is terminated for cause or voluntarily resigns. The shares, however, fully vest prior to the completion of two years of service if (i) either is terminated without cause or (ii) upon certain conditions if a change of control occurs. Also, effective August 24, 1999, the Company’s Chief Executive Officer was granted an option to purchase 138,052 shares of the Company’s common stock at an exercise price of $0.30 per share. This option vests

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in equal monthly installments over each of the next 48 months of service. The Company has established that the fair value of the underlying stock for both the sale of common stock and grant of options is in excess of the exercise price. As a result, the Company recorded deferred compensation of $3.5 million during August 1999. Amortization of deferred compensation was $347,130 for the nine months ended September 30, 1999 and is included in non-cash compensation in the accompanying consolidated statement of operations. Non-cash compensation is being charged to operations over the vesting period of the underlying shares and options.

      SFAS No. 123, Accounting for Stock-Based Compensation, encourages adoption of a fair value-based method for valuing the cost of stock-based compensation. However, it allows companies to continue to use the intrinsic value method for options granted to employees and disclose pro forma net loss and loss per share. Had compensation cost for the Company’s stock-based compensation plans been determined consistent with SFAS No. 123, the Company’s net loss and loss per share would have been as follows:

		Nine Months
	Year Ended	Ended
	December 31, 1998	September 30, 1999

	(In thousands, except per share data)

Net loss as reported	$(2,689)	$(19,157)

Pro forma net loss	(2,697)	(19,320)

Net loss per share as reported, basic and diluted	(1.53)	(9.08)

Pro forma net loss per share, basic and diluted	(1.54)	(9.15)

      The weighted-average fair value of options granted during the year ended December 31, 1998 and the nine months ended September 30, 1999 was approximately $1.96 and $5.18, respectively, based on the Black-Scholes option pricing model.

      The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1998: Dividend yield of 0.0%; expected volatility of 74.0%; risk-free interest rate of 6.0%; and expected term of 2 to 5 years.

      As of December 31, 1998 and September 30, 1999, the weighted average remaining contractual life of the options was 9.8 and 9.7 years, respectively.

9.  Earnings (Loss) Per Share

      Financial Accounting Standards Board Statement No. 128, “Earnings per Share” (“SFAS No. 128”) promulgates accounting standards for the computation and manner of presentation of the Company’s earnings per share data. Under SFAS No. 128 the Company is required to present basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the Company. The reconciliation of the basic and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

diluted earnings per share computations for the year ended December 31, 1998 and the nine months ended September 30, 1999, is as follows:

				Nine Months Ended
	1998			September 30, 1999

			Per Share			Per Share
	Net Loss	Shares	Amount	Net Loss	Shares	Amount

	(In thousands, except per share and share data)

Net loss	$(2,689)			$(19,157)

Less: preferred stock dividends	—			(682)

Basic EPS

Net loss available to common stockholders	(2,689)	1,755,536	$(1.53)	(19,839)	2,111,621	$(9.40)
Effect of Dilutive Securities

Convertible debt	—	—	—	—	—	—

Convertible preferred stock	—	—	—	—	—	—

Stock option plans and warrants	—	—	—	—	—	—
Dilutive EPS

Net loss available to common stockholders and assumed conversions	$(2,689)	1,755,536	$(1.53)	$(19,839)	2,111,621	$(9.40)

      The Company’s convertible debt, which is exchangeable into shares of the Company’s common stock, was outstanding during calendar 1998 and for approximately two months during the nine months ended September 30, 1999, but was not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options and warrants to purchase 179,490 and 301,786 shares, respectively, of common stock were outstanding during 1998 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options and warrants to purchase 1,201,963 and 455,350 shares, respectively, of common stock were outstanding during the nine months ended September 30, 1999 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. The Company’s Series A preferred stock, which is convertible into 1.04 million shares of the Company’s common stock, was outstanding during calendar 1998 and during the nine months ended September 30, 1999, but was not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. The Company’s Series B and Series C preferred stock, which is convertible into 3,466,897 and 4,464,276 shares, respectively, of common stock were outstanding during 1999 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

10.  Income Taxes

      The Company did not provide any current or deferred federal or state tax provision or benefit for any of the periods presented because it has experienced operating losses since inception. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability.

      At December 31, 1998 and September 30, 1999, the Company had net operating loss carryforwards of approximately $1.7 million and $18.7 million, respectively, related to federal and state jurisdictions. These net operating loss carryforwards will begin to expire at various times beginning 2018. For federal and state tax purposes, a portion of the Company’s net operating loss may be subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal and state tax laws.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 1998	September 30, 1999

	(In thousands)

Deferred tax assets:

Net operating loss carryforwards/other carryovers	$753	$7,536

Financing and start-up costs	257	231

Accrued expenses	—	269

Total deferred tax assets	1,010	8,036

Valuation allowance	(985)	(7,936)

Net deferred tax assets	25	100

Deferred tax liabilities:

Depreciation and amortization	(25)	(100)

Net deferred tax assets	$—	$—

11.  Subsequent Events (unaudited)

      Effective October 1, 1999, the Company entered into a new Operating Agreement with Baker & Taylor and amended the other agreements governing the Company’s operating relationship with Baker & Taylor. Subject to certain exceptions related to obligations for existing customers, Baker & Taylor has agreed for a period of 18 months not to provide direct to consumer fulfillment services for any online textbook retailer serving students at colleges and universities, distance learning programs and high schools that require students to purchase their textbooks located in the United States. In return, the Company has agreed to use Baker & Taylor as its principal supplier. The exclusivity is automatically extended each semester to remain at 18 months as long as the Company and Baker & Taylor agree on the amount of inventory Baker & Taylor needs to acquire for the upcoming semester. The agreement provides that Baker & Taylor would provide its services initially for three years, subject to automatic annual extensions after the initial period. The amendment provides for assignment of separate values to the separate services provided by Baker & Taylor: supply of books, shipping and other services, including webpage content and customer database management.

      In October and November 1999, the Company granted options to purchase 73,500 and 61,750 shares, respectively, of its common stock at an exercise price of $8.00 per share.

      In November, effective upon completion of the initial public offering of the Company’s common stock, the Company adopted an Employee Stock Purchase Plan. The plan is designed to allow employees to purchase shares of common stock, at quarterly intervals, through periodic payroll deductions. A total of 500,000 shares of common stock are available for issuance under the plan. The board may at any time amend, modify or terminate the plan. The plan will terminate no later than November 19, 2009.

      On December 9, 1999, the board of directors declared a one-for-two reverse stock split. On December 10, 1999, the shareholders of the Company approved the one-for-two reverse stock split. The share and per share information contained in these financial statements has been retroactively adjusted for the impact of the stock split.

      On December 22, 1999, the Company entered into an interactive marketing agreement with ICQ, Inc., a subsidiary of America Online, Inc., or AOL. Pursuant to the agreement, the Company will be the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exclusive college-targeted commerce partner on the ICQ instant messaging service as well as its Web site, www.icq.com. In addition, other than ICQ itself, the Company will be the exclusive targeted advertiser and marketer of the ICQ service and ICQ.com on U.S. college campuses. The exclusive period of the Company’s relationship expires on December 31, 2000. During the term of the Company’s exclusive relationship with ICQ, ICQ may not enter into an agreement with another college-targeted commerce partner and may not accept noncommerce-related college-targeted content from our specified competitors.

      Pursuant to the interactive marketing agreement, the Company has agreed to pay ICQ an aggregate of $9.0 million in installments over the next three years. In addition, the Company has granted AOL warrants to purchase 493,246 shares of common stock, which represents 3% of the Company’s aggregate common stock outstanding and reserved for issuance immediately prior to this offering, at a price equal to the initial public offering price in this offering. Warrants to purchase 164,414 shares are currently vested with the remaining shares vesting over the next three years depending on the performance of ICQ under the interactive marketing agreement with ICQ. The Company believes that ICQ will be able to meet the criteria needed to allow AOL to exercise the warrants. As a result, the Company will record an expense for the warrants from the date of issuance to the vesting date based upon the current fair market value of the warrants. For the year ended December 31, 1999, the expense will be equal to $1.6 million, which is the value of the initial warrant on the date of issuance.

      On December 31, 1999, the Company executed a commitment letter with Imperial Bank to provide it with a revolving credit facility in an aggregate amount of $7.5 million with a sublimit of $3.0 million for purchases of property, equipment and software. The maturity date for advances for working capital would be December 31, 2000 and for property, equipment and software advances, the maturity date would be December 31, 2002. Interest on outstanding balances would accrue at a rate of Imperial’s prime rate (8.5% at December 31, 1999) plus 1% until the closing of this offering, and afterwards at Imperial’s prime rate. All amounts outstanding would be secured by a pledge of all of the Company’s assets. The Company will also issue warrants to Imperial to purchase 37,500 shares of its common stock at an exercise price of $10 per share assuming this offering is closed on or before February 29, 2000.

      The Company anticipates entering into definitive agreements with Imperial documenting these terms in January 2000. Assuming the Company enters into definitive agreements, it anticipates that it would borrow under the revolving credit facility during January 2000, and that it would repay such borrowings with a portion of the net proceeds of this offering.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$20,850

NASD filing fee	8,000

Nasdaq National Market listing fee	95,000

Printing and engraving costs	355,000

Legal fees and expenses	285,000

Accounting fees and expenses	175,000

Blue Sky fees and expenses	11,800

Transfer Agent and Registrar fees	15,000

Miscellaneous expenses	60,000

Total	$1,025,650

ITEM 14.  Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

      Article 7 of the registrant’s Sixth Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law. A director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

      In addition, to the maximum extent permitted by Delaware law in effect from time to time, the Corporation will indemnify and pay, or reimburse reasonable expenses in advance of final disposition of a proceeding, to (a) any individual who is a current or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. To the maximum extent permitted by Delaware law in effect from time to time, the Corporation will, with the approval of the board of directors, provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

      Article 6 of the registrant’s Amended and Restated Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the registrant to the fullest extent permissible under Delaware law, except that the Registrant will indemnify such party in connection with a proceeding (or part thereof) initiated by that party only if the proceeding (or part thereof) was authorized by the Registrant’s board of directors. The indemnification provided under the Bylaws includes the right to be paid by the Registrant the expenses in advance of any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of such expenses in advance of any proceeding for which indemnification may be had in advance of its final disposition may be made only upon delivery to the Registrant of an undertaking by or on behalf of the indemnified party to repay all amounts so advanced if it shall ultimately be determined that such party is not entitled to be indemnified. If a claim for indemnification is not paid by the Registrant within sixty days after a written claim has been received by the Registrant, the claimant may at any time thereafter bring suit against the Registrant to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will also be paid the expense of prosecuting such suit.

      In addition, the Bylaws grant the Registrant the authority to purchase and maintain insurance on behalf of any person who is a director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

      The Registrant has entered into Indemnification Agreements with each of its directors and executive officers to indemnify them in the amount and under the circumstances described above.

      The Underwriting Agreement provides that the Company and Selling stockholders are obligated, under specified circumstances, to indemnify the Underwriters. In addition, the Underwriting Agreement provides that the Underwriters are obligated, under specified circumstances, to indemnify directors, officers and controlling persons of the Registrant against specified liabilities.

ITEM 15.  Recent Sales of Unregistered Securities

      The following information on sale of the Registrant’s stock does not reflect its reverse stock split, except as noted.

      Within the last three years, the Registrant has issued and sold the following unregistered securities:

1.	On June 23, 1998, the Registrant issued and sold to each of its founders, Eric J. Kuhn and Timothy J. Levy, 1,500,000 shares of common stock for an aggregate purchase price of $150 each in conjunction with a restricted stock agreement entered into between the Registrant and each of its founders. This transaction was exempt from registration under rule 506 of Regulation D.

2.	On July 10, 1998, the Registrant issued and sold to an accredited investor, Baker & Taylor, Inc., 1,071,428 shares of common stock for an aggregate purchase price of $107.14 in conjunction with an agreement entered into with the investor. This transaction was exempt from registration under rule 506 of Regulation D.

3.	On July 10, 1998, the Registrant issued to an accredited investor, Baker & Taylor, Inc., a warrant to purchase 214,286 shares of common stock at an exercise price of $1.1666 per share in conjunction with a service agreement entered into between the Registrant and the investor. This transaction was exempt from registration under rule 506 of Regulation D.

4.	On August 6, 1998, the Registrant issued and sold to 19 accredited investors (including StonePine VarsityBooks.com LLC, Pinnacle Bancorp, Inc., Kuhn Irrevocable Trust dated July 30, 1998, Sandor Engel, Esq., Trustee, Michael J. Kuhn, Timothy J. Levy, Eric Jonathan Kuhn, Karen Kuhn, Linda R. Levy, Paul G. Levy, Jason and Susan Kuhn, JTWRS, Jeffrey C. Levy and Deborah R. Levy) an aggregate of 1,785,707 shares of its Series A Convertible Preferred Stock for $0.70 per share, for an aggregate purchase price of $1,249,994.90. This transaction was exempt from registration under rule 506 of Regulation D.

5.	On October 2, 1998, the Registrant issued to an accredited investor, Baker & Taylor, Inc., a warrant to purchase 100,000 shares of common stock at an exercise price of $0.10 per share in conjunction with a service agreement entered into between the Registrant and the investor. This transaction was exempt from registration under rule 506 of Regulation D.

6.	On November 4, 1998, the Registrant granted to a director an option to purchase 30,893 shares of common stock at an exercise price of $0.10 per share. This transaction was exempt from registration under rule 701.

7.	On November 4, 1998, the Registrant granted to 10 employees options to purchase an aggregate of 313,088 shares of common stock at an exercise price of $0.10 per share. This transaction was exempt from registration under rule 701.

8.	On December 3, 1998, the Registrant issued and sold to 5 accredited investors (including Andrew Green, WS Investment Company 98B and SDJ Capital, Inc.) an aggregate of 285,713 shares of its Series A Convertible Preferred Stock for $0.70 per share, for an aggregate purchase price of $199,999.10. This transaction was exempt from registration under rule 506 of Regulation D.

9.	On December 8, 1998, the Registrant issued to five accredited investors (Baker & Taylor, Inc., StonePine VarsityBooks.com LLC, Pinnacle Bancorp, Inc., John McKey and Mesirow Financial Inc., Custodian FBO: Mary H. Jochim IRA A/C 88473435) warrants to purchase an aggregate of 289,285 shares of common stock at an exercise price of $1.1666 per share and 8% convertible promissory notes in the aggregate principal amount of $1,350,000 in conjunction with bridge loans to the Registrant. This transaction was exempt from registration under rule 506 of Regulation D.

10.	On December 28, 1998, the Registrant granted to an employee an option to purchase 10,000 shares of common stock at an exercise price of $0.10 per share. This transaction was exempt from registration under rule 701.

11.	On January 12, 1999, the Registrant granted to an employee an option to purchase 10,000 shares of common stock at an exercise price of $0.10 per share. This transaction was exempt from registration under rule 701.

12.	On January 25, 1999, the Registrant granted to an employee an option to purchase 2,000 shares of common stock at an exercise price of $0.10 per share. This transaction was exempt from registration under rule 701.

13.	On February 16, 1999, the Registrant granted to an employee an option to purchase 5,000 shares of common stock at an exercise price of $0.10 per share. This transaction was exempt from registration under rule 701.

14.	On February 24, 1999, the Registrant issued to five accredited investors (Baker & Taylor, Inc., StonePine VarsityBooks.com LLC, Pinnacle Bancorp, Inc., John McKey and Mesirow Financial Inc., Custodian FBO: Mary H. Jochim IRA A/C 88473435) warrants to purchase an aggregate of 32,130 shares of common stock at an exercise price of $1.1666 per share pursuant to the 8% convertible promissory notes issued to these investors in conjunction with bridge loans to the Registrant. This transaction was exempt from registration under rule 506 of Regulation D.

15.	On February 24, 1999, the Registrant issued to an accredited investor, Baker & Taylor, Inc., a warrant to purchase 125,000 shares of common stock at an exercise price of $0.11 per share in conjunction with an agreement entered into between the Registrant and the investor. This transaction was exempt from registration under rule 506 of Regulation D.

16.	On February 25, 1999, the Registrant issued and sold to 20 accredited investors (including FBR Technology Venture Partners I, L.P., Pinnacle Bancorp, Inc., StonePine VarsityBooks.com LLC, StonePine VarsityBooks.com II, LLC, Baker & Taylor, Inc., John McKey, Jr. and Candace

McKey, Mesirow Financial, Custodian FBO: Mary H. Jochim IRA, Mayfield IX, Mayfield Associates Fund IV, Robert Haft, Karen Kuhn, Jason and Susan Kuhn, Eric J. Kuhn, SDJ Capital, Inc., Jeffrey C. Levy, Linda R. Levy, Timothy J. Levy and Paul Levy) an aggregate of 6,933,806 shares of its Series B Convertible Preferred Stock for $1.44 per share, for an aggregate purchase price of $9,984,680.64. This transaction was exempt from registration under rule 506 of Regulation D.

17.	On March 24, 1999, the Registrant granted to a consultant an option to purchase 20,000 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

18.	On March 24, 1999, the Registrant granted to an employee an option to purchase 125,000 shares of common stock at an exercise price of $0.10 per share. This transaction was exempt from registration under rule 701.

19.	On March 24, 1999, Registrant granted to four employees options to purchase an aggregate of 100,000 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

20.	On April 27, 1999, the Registrant granted to a director an option to purchase 157,632 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

21.	On April 27, 1999, Registrant granted to two employees options to purchase an aggregate of 55,000 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

22.	On May 12, 1999, the Registrant granted to 6 employees options to purchase an aggregate of 421,772 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

23.	On May 28, 1999, the Registrant issued and sold to an employee 138,857 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

24.	On June 18, 1999, the Registrant granted to 21 employees options to purchase an aggregate of 542,410 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

25.	On July 23, 1999, the Registrant granted to employees (lead student representatives) options to purchase 32,000 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

26.	On July 23, 1999, Registrant granted to 14 employees options to purchase an aggregate of 129,500 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

27.	On August 4, 1999, the Registrant issued to an accredited investor, Campus Pipeline, Inc., a contingent warrant to purchase 50,000 shares of common stock at an exercise price of $3.00 per share in conjunction with a provider agreement entered into between the Registrant and the investor. This transaction was exempt from registration under rule 506 of Regulation D.

28.	On August 4, 1999, the Registrant issued to an accredited investor, Campus Pipeline, Inc., a contingent warrant to purchase 100,000 shares of common stock at an exercise price of $3.00 per share in conjunction with a provider agreement entered into between the Registrant and the investor. This transaction was exempt from registration under rule 506 of Regulation D.

29.	On August 8, 1999, the Registrant issued and sold to an employee 2,000 shares of common stock for an aggregate purchase price of $200.00 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

30.	On August 24, 1999, the Registrant granted to 18 employees options to purchase an aggregate of 107,000 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

31.	On August 24, 1999, the Registrant issued and sold to each of its founders, Eric J. Kuhn and Timothy J. Levy, 414,154 shares of its common stock for $0.15 per share, for an aggregate purchase price of $124,246.20. The consideration was paid by a promissory note and the shares are subject to re-purchase by the Company. This transaction was exempt from registration under rule 701.

32.	On August 24, 1999, the Registrant granted to its Chief Executive Officer, Eric J. Kuhn, an option to purchase 276,103 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

33.	On August 24, 1999, the Registrant granted to two directors an option to purchase an aggregate of 72,368 shares of common stock at an exercise price of $0.15 per share. This transaction was exempt from registration under rule 701.

34.	On August 27, 1999, the Registrant issued and sold to 9 accredited investors (Tribune Company, Mayfield IX, Mayfield Associates Fund IV, Varsity Book Trust, Affiliated E-Commerce Investments, LLC, FBR Technology Venture Partners I, L.P., Southeastern Technology Fund, L.P., Robert Haft and Allen Morgan) an aggregate of 6,220,245 shares of its Series C Convertible Preferred Stock for $3.36 per share, for an aggregate purchase price of $20,900,023. This transaction was exempt from registration under rule 506 of Regulation D.

35.	On September 3, 1999, the Registrant issued and sold to 20 accredited investors (including Carlyle Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle U.S. Venture Partners, L.P., Carlyle Venture Coinvestment L.L.C., Roger A. Kuhn and Karen Kuhn, JTWROS, Jason Kuhn, Paul Levy, Linda R. Levy, Eric J. Kuhn, and Roger T. Staubach) an aggregate of 2,708,326 shares of its Series C Convertible Preferred Stock for $3.36 per share, for an aggregate purchase price of $9,099,975.30. This transaction was exempt from registration under rule 506 of Regulation D.

36.	On September 16, 1999, the Registrant issued and sold to an employee 7,723 shares of common stock for an aggregate purchase price of $772.30 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

37.	On September 17, 1999, the Registrant granted to 27 employees options to purchase an aggregate of 363,500 shares of common stock at an exercise price of $3.02 per share. This transaction was exempt from registration under rule 701.

38.	On September 17, 1999, Registrant issued and sold to an employee 30,893 shares of common stock for an aggregate purchase price of $3,089.30 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

39.	On October 6, 1999, the Registrant issued and sold to an employee 18,100 shares of common stock for an aggregate purchase price of $1,810 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

40.	On October 22, 1999, Registrant granted to 10 employees options to purchase an aggregate of 147,000 shares of common stock at an exercise price of $4.00 per share. This transaction was exempt from registration under rule 701.

41.	On November 1, 1999, the Registrant issued and sold to an employee 5,111 shares of common stock for an aggregate purchase price of $4,161.10 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

42.	On November 9, 1999, the Registrant issued and sold to an employee 1,250 shares of common stock for an aggregate purchase price of $125.00 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

43.	On November 11, 1999, the Registrant issued and sold to an employee 425 shares of common stock for an aggregate purchase price of $346.18 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

44.	On November 19, 1999, the Registrant granted to 24 employees options to purchase an aggregate of 123,500 shares of common stock at an exercise price of $4.00 per share. This transaction was exempt from registration under rule 701.

45.	On November 19, 1999, the Registrant issued and sold to an employee 1,287 shares of common stock for an aggregate purchase price of $128.70 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

46.	On December 9, 1999, the Registrant issued and sold to an employee 425 shares of common stock for an aggregate purchase price of $346.18 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

47.	On December 13, 1999, Registrant issued and sold to an employee 104 shares of common stock for an aggregate purchase price of $10.40 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

48.	On December 14, 1999, Registrant issued and sold to an employee 643 shares of common stock for an aggregate purchase price of $64.30 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

49.	On December 15, 1999, Registrant issued and sold to a director 180,000 shares of common stock for an aggregate purchase price of $27,000 pursuant to an exercise of an option grant. This transaction was exempt from registration under rule 701.

50.	On December 17, 1999, Registrant granted to 115 employees options to purchase an aggregate of 776,900 shares of common stock at an exercise price of $5.00 per share. This transaction was exempt from registration under rule 701.

51.	On December 17, 1999, Registrant granted to its Chief Executive Officer, Eric J. Kuhn, an option to purchase 882,020 shares of common stock at an exercise price of $5.00 per share. This transaction was exempt from registration under rule 701.

52.	On December 23, 1999, Registrant issued to America Online, Inc. a contingent warrant to purchase 463,246 shares of common stock at an exercise price equal to the initial public offering price in conjunction with a marketing agreement entered into between the Registrant and America Online. This transaction was exempt from registration under rule 506 of Regulation D. The amount of shares in this item is shown after giving effect to the reverse stock split.

      The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or, with respect to issuances to employees, directors and consultants, rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

ITEM 16.  Exhibits and Financial Statement Schedules

     a) Exhibits.

Exhibit
No.	Description

1.1*	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation of the registrant, as amended to date.
3.2**	Form of Amended and Restated Certificate of Incorporation of the registrant, to be effective after the closing of the offering made pursuant to this registration statement.
3.3**	Bylaws of the registrant, as amended to date.
3.4**	Form of Amended and Restated Bylaws of the registrant, to be effective after the closing of the offering made pursuant to this registration statement.
4.1*	Specimen Certificate of the registrant’s common stock.
4.2	Third Amended and Restated Investor Rights Agreement.
4.3**	Registration Rights Agreement with Campus Pipeline dated as of April 27, 1999.
5.1**	Opinion of Shaw Pittman, counsel to the registrant.
10.1**	Form of Indemnification Agreement entered into between the registrant and its directors and executive officers.
10.2**	1998 Stock Option Plan.
10.3**	Amended and Restated Operating Agreement by and between Baker & Taylor, Inc. and VarsityBooks.com Inc. dated as of October 1, 1999.
10.4**	Amended and Restated Database License Agreement by and between Baker & Taylor, Inc. and VarsityBooks.com Inc. dated as of October 1, 1999.
10.5**	Amended and Restated Drop Ship Agreement by and between Baker & Taylor, Inc. and VarsityBooks.com Inc. dated as of October 1, 1999.
10.6**	Promotional and Customer Service Agreement by and between Baker & Taylor, Inc. and VarsityBooks.com Inc. dated as of October 1, 1999.
10.7**	Agreement for Eric J. Kuhn.
10.8**	Agreement for Timothy J. Levy.
10.9**	Sublease by and between Student Loan Marketing Association and VarsityBooks.com Inc. dated as of January 19, 1999.
10.10**	Sublease by and between AT&T Corp. and VarsityBooks.com Inc. dated as of September 7, 1999.
10.11*	Employee Stock Purchase Plan.
10.12†	Interactive Marketing Agreement by and between ICQ, Inc. and the Registrant dated as of December 22, 1999.
11.1	Computation of Earnings Per Common Share.
16.1**	Letter from KPMG LLP in accordance with Item 304(a) of Regulation S-K.
21.1**	List of Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP.
23.3**	Consent of Shaw Pittman, counsel to the registrant (included in Exhibit 5.1).
24.1**	Power of Attorney.
27.1	Financial Data Schedule.
27.2	Financial Data Schedule.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested.

      b) Financial Statement Schedule

      Financial Statement Schedules are not listed because the information required to be set forth therein is not applicable or is shown in the financial statement or notes thereto.

ITEM 17.  Undertakings

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington, D.C., on the 4th day of January 2000.

VARSITYBOOKS.COM INC.

By:	/s/ ERIC J. KUHN

Name: Eric J. Kuhn
Title: Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ ERIC J. KUHN Eric J. Kuhn	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	January 4, 2000

/s/ TIMOTHY J. LEVY* Timothy J. Levy	Executive Vice President, Development and Director	January 4, 2000

/s/ RICHARD HOZIK* Richard Hozik	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 4, 2000

/s/ JONATHAN N. GRAYER* Jonathan N. Grayer	Director	January 4, 2000

/s/ ALLEN L. MORGAN* Allen L. Morgan	Director	January 4, 2000

/s/ ANDREW J. OLESZCZUK* Andrew J. Oleszczuk	Director	January 4, 2000

/s/ GENE RIECHERS* Gene Riechers	Director	January 4, 2000

/s/ JAMES S. ULSAMER* James S. Ulsamer	Director	January 4, 2000

*	Eric J. Kuhn, by signing his name hereto, does hereby sign this Amendment No. 3 to Registration Statement on behalf of each of the directors and officers of the Registrant after whose typed names asterisks appear pursuant to powers of attorney duly executed by such directors and officers and filed herewith with the Securities and Exchange Commission as exhibits to this Amendment No. 3 to Registration Statement.

By:	/s/ ERIC J. KUHN

Eric J. Kuhn
Attorney-in-fact